As filed with the Securities and Exchange Commission on October 18, 2007.

Registration No. 333-146654

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

SCOPE METALS GROUP LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	5051	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Scope Metals Group Ltd.
P.O. Box 3, Bne Ayish
3 Hamerkava Street
Park Reem (Mivza) 60860
Israel
(972) (8) 863-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hadco Metal Trading Co., LLC
104-20 Merrick Boulevard
Jamaica, New York 11433
(718) 291-8060

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Tel: (212) 468-8000 Fax: (212) 468-7900	Yoram L. Cohen, Adv. Zvi Fisher, Adv. Yoram L. Cohen, Ashlagi, Fisher, Eshel – Law Offices 2 Weizman St. Tel Aviv 642339, Israel Tel: (972) (3) 693-1900 Fax: (972) (3) 693-1919	Joshua G. Kiernan, Esq. Tomer Pinkusiewicz, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Menahem Gurman, Adv. Haim Samet, Steinmetz, Haring & Co. – Law Office 23 Begin Road Tel Aviv 66184, Israel Tel: (972) (3) 567-0100 Fax: (972) (3) 567-0101

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, par value NIS 1.00	US$115,000,000	US$3,530.50
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares that may be issued upon exercise of the underwriters’ over-allotment option.
(3)	$87.75 of this fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	October 18, 2007

3,773,585 Shares

Ordinary Shares

This is an initial public offering of our ordinary shares in the United States. We are offering 3,773,585 ordinary shares in this offering.

Our ordinary shares have been approved for listing, subject to notice of issuance, on The Nasdaq Global Market under the symbol ‘‘SCPE.’’ Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol ‘‘SCOP.’’ The last reported sales price of our ordinary shares on the Tel Aviv Stock Exchange on October 16, 2007 was NIS 109.80, or $27.13, per share. We anticipate that the initial public offering price for our ordinary shares will be between $25.00 and $28.00 per ordinary share.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares you should read the discussion of material risks of investing in our ordinary shares in ‘‘Risk factors’’ beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 566,038 ordinary shares from us at the public offering price, less the underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise their over-allotment option in full, the total underwriting discounts and commissions will be $      , and the total proceeds to us, before expenses, will be $     .

The underwriters are offering the ordinary shares as set forth under ‘‘Underwriting.’’ Delivery of the ordinary shares will be made on or about October     , 2007.

UBS Investment Bank

CIBC World Markets

Jefferies & Company, Inc.

The date of this prospectus is      , 2007

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

We obtained most of the statistical data, market data and other industry data and forecasts used throughout this prospectus from free publicly available information. We have not sought the consent of the sources to refer to their reports in this prospectus.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	9
Special note regarding forward-looking statements	19
Price range of our ordinary shares	20
Use of proceeds	21
Dividend policy	21
Capitalization	22
Dilution	23
Selected consolidated financial data	24
Management’s discussion and analysis of financial condition and results of operations	28
Business	47
Material agreements	62
Management	63
Certain relationships and related party transactions	72
Principal shareholders	75
Description of share capital	77
Shares eligible for future sale	82
Taxation	83
Underwriting	90
Legal matters	93
Experts	93
Enforceability of civil liabilities	94
Where you can find additional information	95
Index to consolidated financial statements	F-1

Through and including         , 2007 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Before you decide to invest in our ordinary shares, you should read the entire prospectus carefully, including, among other matters, the issues we discuss in ‘‘Risk factors’’ beginning on page 9.

OUR BUSINESS

We are a leading distributor and supplier of finished and semi-finished metals products and engineered plastics products and a provider of logistical services to industrial manufacturers in Israel and throughout the Middle East, Turkey, Greece and Cyprus, with a growing international presence in the United States, Europe and China. We are a one-stop shop provider of a broad range of metals products, metals components and engineered plastics products, with an extensive inventory that includes over 60,000 off-the-shelf items. Our broad inventory selection, proprietary inventory tracking system and automated warehouses allow us to meet our customers’ needs and short lead times, with over 95% of our deliveries in Israel in 2006 and 2007 being made within 24 hours of receiving an order. Historically, we have been able to maintain strong margins by effectively managing our inventory levels and by focusing on the profitability of each sale. Our strategic central location in Israel also allows for efficient and timely transportation of our products to domestic and international customers from Israel on a daily basis and efficient management of our imports of metals products and engineered plastics products from our international suppliers. We distribute and supply our metals products and engineered plastics products to our international customers both from our facility in Israel and from our international subsidiaries.

Our growth in recent years has resulted from strong organic growth, international expansion and strategic acquisitions. In 2006, 74.7% of the increase in our revenues was attributable to organic growth as a result of the introduction of new products and the expansion of our customer base. Beginning in 2005, we expanded our international operations by establishing or acquiring subsidiaries in the United States, the Czech Republic, Romania, Poland, Germany and China. Our subsidiaries give us global reach, permitting us to access the international markets that we have identified as important to our growth. For the six months ended June 30, 2007 and for the year ended December 31, 2006, 65.9% and 65.0%, respectively, of our revenues were from our customers in Israel while the remaining 34.1% and 35.0%, respectively, of our revenues were from our international customers, including exports from Israel to customers in the Middle East, Europe, the United States and Asia. Our international operations focus on the identification of and participation in niche markets, in contrast to our Israeli operations that offer a more diverse mix of products through a ‘‘one-stop shop’’ experience to our customers.

We distribute and supply metals products, including aluminum, stainless steel, steel, brass, copper, bronze, titanium and nickel alloy, and engineered plastics products. Our off-the-shelf items include sheets, coils, plates, bars, pipes, flanges and fittings, fasteners, valves and actuators, welding materials, gratings, stairs and flooring systems, steam and ventilation systems, fire extinguishing systems and wire. During 2006, we delivered approximately 2,000 products to over 750 customers daily in Israel with an average invoice of approximately $750 per order. We serve customers across a broad range of industries, including aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and others. In addition to the distribution and supply of products, we also provide our customers with processing services and facilitate their inventory management through our ‘‘just-in-time’’ delivery capabilities.

Our logistic capabilities and our emphasis on rapid delivery have positioned us as a leading distributor and supplier to our customers in Israel. Our knowledge of purchasing and marketing a wide variety of semi-finished and finished products permits us to identify niche markets internationally.

Since 2005, we experienced significant revenue growth. Our revenues for the six months ended June 30, 2007 were $147.8 million, as compared to $102.0 million for the six months ended June 30, 2006, representing an increase of 44.8%. Our revenues for the year ended December 31, 2006 were $233.8 million, as compared to $134.6 million for the year ended December 31, 2005, representing an increase of 73.8%. Our net income for the six months ended June 30, 2007 was $7.0 million, as compared to $7.1 million for the six months ended June 30, 2006. Our net income for the year ended December 31, 2006 was $17.8 million, as compared to $9.8 million for the year ended December 31, 2005, representing an increase of 82.1%. Historically, our consolidated operating margins generally have been above the average for public industrial distribution companies and for those companies that we consider our public company competitors. Our operating margin for the six months ended June 30, 2007 and for the year ended December 31, 2006 was 15.8% and 14.3%, respectively.

industry and market overview

For the year ended December 31, 2006, our most significant markets were Israel and the United States (including imports from Israel), where we generated 65.0% and 19.1% of our total revenues, respectively. We believe that the Israeli market for finished and semi-finished metals products and engineered plastics products, in 2006, was valued at approximately $1.8 billion. Purchasing Magazine, an industry publication, estimates that in 2006, the North American metals distribution industry was valued at $126.5 billion.

The Israeli market for finished and semi-finished metals products has experienced significant consolidation in recent years, with four leading companies, including Scope, currently competing in the market. Conversely, the metals distribution industry in North America remains highly fragmented, with over 500 operating companies providing these products and services. As a result of our focus on niche products in North America, we do not believe that we compete head to head with most of our competitors in this market.

The growth in our consolidated revenues in recent years has been primarily enhanced by overall domestic growth in Israel, where gross domestic product has increased from $111.5 billion in 2003 to $129.6 billion in 2006, representing a compounded annual growth rate of 5.1%. Additionally, the growth in our consolidated revenues has been bolstered further by overall growth in the United States, the Czech Republic and China, where gross domestic product in 2006 increased 3.3%, 6.1% and 10.2%, respectively. We intend to continue to capitalize on the strong Israeli economy, while also expanding into new and larger international markets.

our competitive strengths AND ATTRIBUTES

We believe that we have several competitive strengths that have enabled us to achieve significant revenue growth in recent years, maintain high margins and successfully expand our operations. These strengths include the following:

One-stop shop provider.    We are a leading distributor and supplier of finished and semi-finished metals products and engineered plastics products in Israel and the Middle East, Turkey, Greece and Cyprus. Our broad range of products provides our customers with one of the largest product selections in the region.

Operational efficiency through advanced automation and technology.    The automation of our Israeli warehouses, combined with our information management platform provided by SAP, one of the world’s largest business software companies, enables us to provide ‘‘just-in-time’’ delivery to most customers and delivery within 24 hours of receiving an order on more than 95% of our Israeli orders.

Higher profits through dynamic sales model and pricing strategy.    Our dedicated and centralized sales force and product specialists in Israel operate a share-based information system that enables real-time interaction with respect to market demand, supply and pricing. We use our advanced information systems and real-time market data to leverage our dynamic pricing system to maximize profit on each order.

Strong international and domestic presence.    Our international and domestic presence enhances our competitiveness by providing us with critical information regarding suppliers, customers and products which provides us with opportunistic access to product pricing, availability, accessibility and lead times. Furthermore, our strategic location in Israel allows for easy access to a wide range of customers in the Middle East, the Mediterranean Region, the Black Sea Region, Africa, India and Asia.

Diverse customer base and end-markets.    As of the date of this prospectus, we serve more than 4,000 customers in Israel and more than 6,000 customers internationally, across a broad range of industries. This diversification within our customer base means that we are less sensitive to downturns in demand in any particular industry.

Strong global supplier relationships.    We have strong long-term relationships with large international materials suppliers throughout the world that enable us to better meet our customers’ demands.

Track record of profitability and growth.    We have been profitable in each year since our initial public offering in Israel in 1992 and consistently maintained high operating margins relative to our competitors. Our pricing model and our focus on operating efficiencies enable us to achieve higher margins by focusing on the profitability of each sale.

Experienced and proven management.    Our management team has on average 13 years of experience in supply chain and distribution management and possesses an extensive understanding of the products we sell, as well as the markets in which we operate.

Our growth Strategy

Key elements of our growth strategy include:

Continue to focus on our organic growth.    We have achieved significant organic growth in recent years. For the year ended December 31, 2006, our revenues increased by $99.3 million, of which 74.7% was attributable to our organic growth.

Continue to focus on high margin sales.    Our sales strategy is driven by achieving profitable sales rather than by promoting volume sales alone.

Continue to expand our international operations and exports.    In the last three years, our international revenues (revenues from exports and revenues generated by our international subsidiaries) have increased from 16.9% of our total revenues for the year ended December 31, 2004 to 35.0% of our total revenues for the year ended December 31, 2006. Our international customer base has increased from 120 customers as of December 31, 2004 to more than 6,000 as of December 31, 2006.

Continue to create a one-stop shop experience in Israel and a niche product portfolio in our respective international markets.    Our objective within Israel is to continue to provide our customers with a one-stop shop experience, offering a broad inventory of products. In each international market, our objective is to become a leading provider of niche products. We intend to use our product and market knowledge to identify these markets and other market opportunities internationally.

Recent developments

On August 5, 2007 we held a special general meeting of our shareholders at which our shareholders voted to, among other things, change our name from Scope Metals Trading & Technical Services Limited to Scope Metals Group Ltd. and increase our authorized share capital in order to permit the offering contemplated in this prospectus. In addition, on August 22, 2007, we held our regular annual general shareholders meeting at which our shareholders voted to, among other things, reappoint our directors, reappoint our auditors, approve a new directors’ and officers’ liability insurance policy, which will increase coverage for our officers and directors to levels more typical for public companies in the United States, and increase the compensation for our independent and non-employee directors. On August 1, 2007, our Board of Directors and our audit committee authorized us to repurchase up to NIS 30 million ($7.4 million) of our outstanding ordinary shares. These repurchases will be made at the discretion of our management and any repurchased ordinary shares will be converted into treasury shares for as long as we hold them. These repurchases may have an impact on the price of our ordinary shares. Further, any amounts that we pay to buy back our shares will be deducted from the amount that we can distribute as dividends. As of the date of this prospectus, we have not repurchased any of our ordinary shares pursuant to this repurchase program. In May 2007, we established a new subsidiary in Poland, Primaspot Polska Sp. z.o.o., which we refer to as Primaspot Poland. In August 2007, we established a new subsidiary in Germany, Primaspot Deutschland GmbH, which we refer to as Primaspot Germany. Further, as of May 2007, we began installing our fifth automatic warehouse in Israel and expanding an existing automatic warehouse in Israel. An automatic warehouse is a robotic system that employs programmed machines controlled by an operator to sort and move products around the warehouse. These automated warehouses replace the need for employees to undertake these functions.

Due to, among other things, high operating costs associated with our entering into new product markets and new geographical markets, investment in infrastructure and human resources (incurred in order to support our growth in the following years) and due to the disposal of inventories by some of our competitors that resulted in decreases in the prices of some of the metals products distributed by us, our management expects that our third quarter financial results will be materially weaker as compared to our results for the second quarter. In particular, we expect that our revenues will be approximately between $74 million and $75 million (including approximately between $25 million and $26 million of revenues from our international subsidiaries (including imports from Israel)) as compared to $62.3 million for the third quarter of 2006, and as compared to $75.9 million for the second quarter of 2007, and that our operating income will be approximately between $7 million and $7.5 million, as compared to $11.2 million for the third quarter of 2006 and $11.5 million for the second quarter of 2007. Furthermore, due to a 2.5% increase in the Israeli CPI from June 2007 through August 2007, as compared to a 0.3% increase from November through May 2007, we expect that our financial expenses, net will increase substantially in the third quarter of 2007. The third quarter results are based upon initial estimates and partial data currently available to management and hence, are subject to change, including material change, and have not been reviewed by our auditors. For additional information regarding the risks and uncertainties inherent in projections of this type, see ‘‘Special note regarding forward-looking statements.’’ Please refer to ‘‘Management’s discussion and analysis of financial condition and results of operations’’ included elsewhere in the prospectus for information regarding trends and other factors that may influence our financial results.

our corporate Information

We were established in Israel in 1980 and our current legal and commercial name is Scope Metals Group Ltd. In April 1992, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel Aviv Stock Exchange, or TASE, under the symbol ‘‘SCOP.’’

Our principal executive offices are located at P.O. Box 3, Bne Ayish, 3 Hamerkava Street, Park Reem (Mivza), 60860, Israel, and our telephone number is (972)(8) 863-1000. Our website is www.scope-metal.com. The information on our website, and any information that can be accessed through our website, is not a part of this prospectus and is not incorporated herein by reference.

The offering

Ordinary shares we are offering

3,773,585 shares

Ordinary shares to be outstanding after this offering

14,667,456 shares

Use of proceeds

We intend to use the net proceeds of this offering primarily to support the organic growth of our business; secondly, to support our international operations, which include our operations in the United States, the Czech Republic and Romania, and to a lesser extent for acquisitions and investments in complementary businesses. As of the date of this prospectus, we do not have agreements or undertakings regarding any specific acquisition or investment in complementary businesses.

Risk factors

See ‘‘Risk factors’’ beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

TASE symbol

‘‘SCOP’’

Nasdaq Global Market
symbol

‘‘SCPE’’

The number of ordinary shares outstanding after this offering is based on 10,893,871 ordinary shares outstanding as of the date of this prospectus. This number of outstanding ordinary shares excludes the 834,000 ordinary shares we have reserved for issuance upon the exercise of outstanding warrants.

Unless otherwise indicated, all information in this prospectus assumes:

an initial public offering price of $26.50 per ordinary share, the mid-point of the range on the cover of this prospectus;

that the underwriters’ over-allotment option to purchase up to an additional 566,038 ordinary shares from us is not exercised;

with respect to all amounts represented in dollars that were incurred in New Israeli Shekels, or NIS (other than those included in, or derived from, the financial statements, those as of a transaction date and unless otherwise stated), that the exchange rate is $1.00 = NIS 4.0470, pursuant to the exchange rate in effect on October 16, 2007; and

with respect to all amounts represented in dollars that were incurred in euros (other than those included in, or derived from, the financial statements, those as of a transaction date and unless otherwise stated), that the exchange rate is $1.00 = € 0.7067 pursuant to the exchange rate in effect on October 16, 2007.

Summary consolidated financial data

The following table is a summary of our historical consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. You should read such summary financial data in conjunction with our historical financial information and other information provided in this prospectus including, ‘‘Selected consolidated financial data,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
Consolidated statements of income data:	2004	2005	2006	2006	2007
	(audited)			(unaudited)
	(in thousands of US dollars, except share and per share data)
Revenues	$111,822	$134,553	$233,805	$102,028	$147,759
Cost of goods sold	72,795	94,721	161,531	72,518	102,551
Gross profit	39,027	39,832	72,274	29,510	45,208
Expenses:
Warehouse, delivery, selling and marketing	10,162	13,924	24,679	10,584	16,131
General and administrative	4,582	6,074	9,554	4,301	5,679
Total expenses	14,744	19,998	34,233	14,885	21,810
Operating income	24,283	19,834	38,041	14,625	23,398
Financial expenses	4,709	7,864	10,467	6,136	7,414
Financial income	(1,947)	(1,201)	(2,368)	(1,546)	(2,175)
Adjustment of liability in respect of warrants issued	—	(355)	3,041	44	5,933
Other expenses (income), net	881	4	(91)	(21)	(42)
Income before income taxes	20,640	13,522	26,992	10,012	12,268
Income taxes	7,371	3,652	9,149	2,890	5,296
Income before minority interest in earnings of a subsidiary	13,269	9,870	17,843	7,122	6,972
Minority interest in earnings (loss) of a subsidiary	3	77	14	(1)	(13)
Net income	$13,266	$9,793	$17,829	$7,123	$6,985
Basic net earnings per share	$2.08	$1.40	$1.83	$0.80	$0.65
Diluted net earnings per share	$2.02	$1.40	$1.82	$0.80	$0.63
Weighted average number of shares used in computing basic net earnings per share	6,380,803	6,998,066	9,739,877	8,872,098	10,792,954
Weighted average number of shares used in computing diluted net earnings per share	6,573,854	6,998,066	9,778,148	8,872,098	11,066,125
Cash dividends per ordinary share	$—	$1.00	$—	$—	$0.55

	As of June 30, 2007
Consolidated balance sheet data:	Actual	As adjusted
	(audited)
	(in thousands of US dollars)
Cash and cash equivalents(1)	$7,867	$101,710
Short-term available-for-sale marketable securities	34,155	34,155
Inventory	183,889	183,889
Trade receivables, net	93,390	93,390
Property and equipment, net	49,984	49,984
Total assets	392,411	486,254
Trade payables	39,823	39,823
Short-term bank credit and current portion of long-term debt	37,950	37,950
Long-term debt	158,365	158,365
Total liabilities	253,402	253,402
Total shareholders’ equity(1)	139,009	232,852
Total liabilities and shareholders’ equity	$392,411	$486,254

	Year ended December 31,			Six months ended June 30,
Other financial and operational data:	2004	2005	2006	2006	2007
	(unaudited)
	(in thousands of US dollars)
Adjusted EBITDA(2)	$26,364	$22,905	$42,871	$16,897	$26,324
Capital expenditures	$7,644	$14,673	$9,545	$2,935	$11,347

(1)

The as adjusted column gives effect to the issuance of 95,000 ordinary shares as a result of the exercise of outstanding warrants subsequent to June 30, 2007.

(2)

We present Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. Adjusted EBITDA, as used in this prospectus, is defined as consolidated net income before net interest expense, fair value adjustments of liability in respect of warrants issued, minority interest in earnings of a subsidiary, consolidated income taxes, amortization of prepaid long-term operating lease, items included within other expenses (income), and consolidated depreciation and amortization. We have adjusted our EBITDA calculation by eliminating other expenses (income) as these expenses represent non-recurring items. Management uses Adjusted EBITDA as a primary performance and cash flow metric for internal monitoring, resource allocation and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions. In addition, the metric is important because it allows us to evaluate our profitability and performance and make performance trend comparisons between us and our competitors. Further, we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties evaluating companies in our industry.

Adjusted EBITDA is also used by management and investors to evaluate our operating performance exclusive of financing costs and depreciation policies. Adjusted EBITDA enables investors to isolate the effects on profitability of operating metrics such as revenue, warehouse, delivery, selling and marketing and general and administrative expenses. In addition to its use to monitor performance trends, Adjusted EBITDA provides a comparative metric to management and investors that is consistent across companies with different capital structures and depreciation policies. This enables management and investors to compare our performance and future prospects on a consolidated basis with that of our peers.

Adjusted EBITDA is not a recognized measurement under United States generally accepted accounting principles, or GAAP. When evaluating our operating performance or liquidity, investors should not consider Adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Some of these limitations include: Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect such replacement cost. Because other companies may calculate Adjusted EBITDA differently than we do, Adjusted EBITDA may not be comparable to a similarly titled measure reported by other companies.

	Year ended December 31,			Six months ended June 30,
Adjusted EBITDA:	2004	2005	2006	2006	2007
	(unaudited)
	(in thousands of US dollars)
Net income	$13,266	$9,793	$17,829	$7,123	$6,985
Other expenses (income), net	881	4	(91)	(21)	(42)
Income taxes	7,371	3,652	9,149	2,890	5,296
Adjustment of liability in respect of warrants issued	—	(355)	3,041	44	5,933
Financial expenses, net	2,762	6,663	8,099	4,590	5,239
Depreciation and amortization	1,867	2,858	4,472	2,082	2,781
Minority interest in earnings (loss) of a subsidiary	3	77	14	(1)	(13)
Amortization of pre-paid long-term operating lease	214	213	358	190	145
Adjusted EBITDA	$26,364	$22,905	$42,871	$16,897	$26,324

Risk factors

You should carefully consider the risks described below, in addition to the other information set forth elsewhere in this prospectus, before deciding to invest in our ordinary shares. These material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares to decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our business strategy requires us to maintain substantial inventory on hand, which at times when lower prices or lower demand for the products we distribute prevail could adversely affect our revenues, operating results and financial condition.

We maintain substantial inventories of metals and other off-the-shelf products in order to accommodate the short lead times and ‘‘just-in-time’’ delivery requirements of our customers. Accordingly, we purchase metals and other products in quantities we believe to be appropriate in order to satisfy the anticipated needs of our customers based on information that we have derived from our customers, market conditions, historic usage, our experience and industry research. When the price of metals products and plastic products which we purchase and distribute declines or customer demand for these products declines, the prices we can charge for our products may also decline. For example, on January 1, 2007, the price of aluminum on the London Metal Exchange, or LME, was $2,830.0 per ton. The price rose to $2,908.0 per ton on March 1, 2007 and fell to $2,441.5 on October 1, 2007. On January 1, 2007, the price of nickel on the LME was $33,550.0 per ton. The price rose to $54,200.0 per ton on May 16, 2007 and fell to $29,805.0 on October 1, 2007. The sale of our existing inventory at these lower prices would reduce our margins and would adversely affect our ability to implement our dynamic sales model and pricing strategy. When prices decline, the dollar value of our inventory may also decline. For the twelve months ended June 30, 2007 and the year ended December 31, 2006, the dollar value of our inventory represented 65.8% and 59.0% of our revenues, respectively. Consequently, decreasing prices for the products we distribute and sell could adversely affect our revenues, operating results and financial condition.

A reduction in the worldwide demand for the metals products and plastic products that we distribute and sell could adversely affect our revenues, operating results and financial condition.

Worldwide demand for the metals products and plastic products that we distribute and sell has a direct impact on the prices of these metals products and plastic products and the prices that our customers are willing to pay for our products. If, for example, in the future, China, which has been a significant consumer of metals products and plastic products, experiences a downturn in its economic condition or increases its internal production of metals products or plastic products, its demand for metals products and plastic products produced outside of China could decrease. Such a decrease in demand for metals products and plastic products could cause an increase in supply elsewhere in the world and a subsequent decrease in the price of metals products and plastic products globally. Further, a reduction in demand for our products in Israel, our primary market, also may require us to reduce our prices. Any decrease in prices could adversely affect our revenues, operating results and financial condition.

Downturns in general economic conditions or in our customers’ industries could adversely affect our revenues, operating results and financial condition.

Periods of economic slowdown or recession in the Middle East, Eastern Europe, the United States, China or other relevant regions or countries, or the public perception that these periods of economic slowdown or recession may occur, may decrease the demand for our products and adversely affect our revenues. For example, the general slowing of the worldwide economy in 2001 adversely affected our revenues and pricing. In particular, demand for our products is directly related to, and is impacted by, demand for the finished goods manufactured by our customers in various industries. Demand for our customers’ products and our products may decrease as a result of a downturn in the relevant industry in Israel, the United States, Eastern Europe, China, or elsewhere in the world, or otherwise as a result of exchange rates, energy prices or other factors beyond our control. A decline in the demand for the goods manufactured by our customers could adversely affect our revenues, operating results and financial condition.

Risk factors

Our inability to compete effectively with a large number of industrial distribution companies and metals distributors could adversely affect our revenues, operating results and financial condition.

We compete with a large number of industrial distributors and metals distributors. This competition is based principally on price, inventory, timely delivery, customer service, quality and processing capabilities. Competition in the various markets in which we participate includes competitors of various sizes, both in terms of operations and resources. Our competitors may be better able to withstand adverse changes in conditions within our customers’ industries and price volatility than we are and may have greater operating and financial flexibility than we do. In recent periods, competition in Israel has increased. In order to compete effectively with these companies, we may have to redirect significant resources from our other operational requirements, which may have an adverse affect on our operating results and financial condition. Further, the introduction of a new competitor in Israel, our primary market, may require us to reduce our prices or affect our sales. In addition, in order to compete for customer sales, we may have to lower our prices or offer increased services at a higher cost to us, which could reduce our revenues and could adversely affect our revenues, operating results and financial condition.

For the six months ended June 30, 2007 and the year ended December 31, 2006, we derived 11.8% and 12.5%, respectively, of our revenues from one customer, Israel Aerospace Industries Ltd. and its sub-contractors the loss of which may adversely affect our revenues, operating results and financial condition.

For the six months ended June 30, 2007 and the year ended December 31, 2006, 11.8% and 12.5%, respectively, of our revenues were derived from sales to a single customer, Israel Aerospace Industries Ltd., which we refer to as IAI, and its sub-contractors. Although we currently have an agreement with IAI that specifies certain required minimum supply commitments for the benefit of IAI and its sub-contractors, such agreement may be terminated at IAI’s discretion, expires in December 2007 and has not been renewed in accordance with its terms. We are not the sole supplier of aircraft aluminum to IAI and we have been informed that IAI has decided to obtain the metals products that it requires in the future from various suppliers in Israel and abroad (including pursuant to binding contracts with such other suppliers). Although we expect to continue to sell our products to IAI, we do expect revenues attributable to IAI to decrease in the future. Any such decrease may adversely affect our revenues, operating results and financial condition.

The prices we pay for the metals products and plastic products that we distribute and sell may fluctuate due to factors beyond our control, which could adversely affect our revenues, operating results and financial condition.

The prices we pay for the metals products and plastic products that we distribute and sell to our customers may fluctuate depending on a variety of factors beyond our control, including general economic conditions (both domestic and international), competition, production levels and capacity, energy and oil prices, fluctuations in supply and demand, the consolidation of suppliers and various surcharges imposed on us by our suppliers, such as surcharges relating to increases in the cost of scrap, energy, raw material and other products used in the manufacture of the products we purchase from our suppliers. During the last few years, mergers and acquisitions, primarily in the stainless steel and steel sectors and the aviation aluminum sector, have lead to a consolidation of suppliers in these sectors and, in turn, to the acquisition of distribution centers by these consolidated entities. By acquiring distribution centers, these suppliers have been able to control the level of inventory that these distribution centers have on hand, resulting in higher prices and steady demand levels. Any fluctuations in the price of the metals products and plastic products that we purchase, as a result of these factors or other factors, could adversely affect our revenues, operating results and financial condition.

We have entered into long-term, fixed price contracts with certain suppliers that obligate us to purchase specified quantities of products; our inability to find customers to purchase these products could adversely affect our revenues, operating results and financial condition.

In order to ensure our performance under our agreement with IAI and to meet the demand of our other customers, we have entered into long-term, fixed price contracts with certain suppliers for specified quantities of products that we are required to supply to several divisions of IAI, as well as to supply our other customers,

Risk factors

including many of IAI’s subcontractors. Even though we have not received notice that our agreement with IAI will be renewed following its scheduled expiration date, we still are bound by these long-term supply contracts and will have to seek alternative customers for the materials supplied to us under these contracts. Our inability to find alternative customers for these materials could adversely affect our revenues, operating results and financial condition.

Our inability to obtain sufficient amounts of metals products and plastic products on a timely basis and meet our customers’ demands could adversely affect our revenues, operating results and financial condition.

Our ability to meet our customers’ demands, to facilitate inventory management and to compete effectively with our competitors depends primarily on our ability to maintain an uninterrupted supply of metals products and plastic products from our suppliers. If our suppliers experience production problems, capacity constraints, transportation disruptions or enforce restrictions on minimum order levels or otherwise fail to honor written orders, the lead times for receiving our supply of metals products and plastic products could be extended, the quantities ultimately supplied to us may be reduced and, the level of and our ability to service our customers could be adversely impacted. In addition, these events likely will increase the cost of our inventory and could adversely affect our revenues, operating results and financial condition. Further, during the last several years, various consolidations have taken place among metals suppliers. If any of our suppliers were to be acquired or their operations were to be absorbed, terminated or interrupted, we may not be able to replace the volume of production or the type of products supplied by these suppliers to us, which could adversely affect our revenues, operating results and financial condition.

The failure to deliver products to our customers on a timely basis could adversely affect our revenues, operating results and financial condition.

Our inability to deliver our products to customers in a timely manner, both in Israel and internationally, as a result of interruptions in the delivery of supplies to us or interruptions with respect to the means of transportation that we use to transport our products to our customers, could result in the loss of our customers, which could adversely affect our revenues, operating results and financial condition.

If we are unable to retain our senior management and other key employees, our ability to operate and grow our business may be adversely affected.

Our operations and success depend on the efforts of our senior management, including Shmuel Shiloh, our Chief Executive Officer, Yoram Abraham, the Chief Executive Officer of Primapol-Metal-Spot, s.r.o, our Czech subsidiary, which we refer to as Primapol, Boaz Leshem, the Chief Executive Officer of Materials Technology Solutions L.L.C., one of our United States subsidiaries, which we refer to as M.T.S., and Gilad Fishman, the Chief Executive Officer of Hadco Metal Trading Co., L.L.C., one of our United States subsidiaries, which we refer to as Hadco. We do not have employment agreements with most of the members of our senior management and key employees. The loss of any executive officer or key employee, in the absence of an appropriate replacement on a timely basis, could adversely affect our ability to operate and grow our business.

Our international operations expose us to currency exchange risk which may adversely affect our operating results and financial condition.

In 2006, our revenues were principally denominated in NIS and, to a lesser extent, in US dollars, euros, Czech Koruna and Romanian Ron. Although a majority of our operating expenses were denominated in shekels, a material portion of our operating expenses in 2006 were denominated in US dollars, euros, Czech Koruna and Romanian Ron. Our US dollar, euro, Czech Koruna and Romanian Ron denominated operating expenses in 2006 consisted principally of purchases of materials, salaries and related personnel expenses. We anticipate that a material portion of our operating expenses will continue to be denominated in these currencies and that, as our international operations expand, as a percentage of our revenues, these non-shekel denominated expenses will increase. We currently do not hedge our currency exposure by entering into derivative instruments. As a result, we may not be adequately protected from material fluctuations in foreign exchange rates that cause the value of foreign currencies to rise relative to the shekel thereby significantly increasing our operating expenses in currencies other than NIS. The appreciation of foreign currencies would negatively impact our operating results.

Risk factors

In addition, any devaluation of the shekel may adversely affect our operating results and financial condition under US generally accepted accounting principals when we convert from our functional currency, the Israeli shekel, to our reporting currency, the US dollar.

Availability, upgrade and installation, and integration issues relating to our software systems and damage to our computer infrastructure and SAP information management platform in Israel could adversely affect our revenues, business operations and operating results.

The temporary or permanent unavailability of any of the information management systems used by us in Israel could have a material adverse effect on our business operations and operating results. In particular, our ability to process and price orders effectively, our ability to evaluate customer credit strength, our ability to deliver products to our customers on a timely basis, our ability to collect our receivables and our ability to manage our inventory levels successfully largely depend on the efficient operation of our software systems, computer infrastructure and SAP information management platform in Israel. Difficulties associated with upgrades, installation, operation and maintenance of major software or hardware, and integration with new systems, including, as applicable, the integration of our international subsidiaries to the SAP information management platform, could lead to interruptions in our operations that could harm our reputation, increase our operating costs and decrease our profitability. Further, our international operations currently do not use the SAP information management platform and, instead, each operates a separate software platform. The existence and operation of different software platforms could cause delays in delivery times, integration issues and could adversely affect our revenues, business operations and operating results.

Our software and hardware systems also are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, and security breaches and computer viruses, all of which can lead to an interruption in service or unavailability of services or products which could adversely affect our revenues, business operations and operating results.

A disruption to our operations at our Israeli warehouses could adversely affect our revenues, operating results and financial condition.

During 2006, we processed and shipped, from our Israeli warehouses, an average of over 2,000 items of inventory per day, or 76.1% of our revenues were derived from inventory sales shipped from our Israeli facility during 2006. Our warehouse operations in Israel could be disrupted as a result of:

damage to, or inoperability of, our automated warehouse system;

a hardware or software error, failure or crash;

a power or telecommunications failure; or

fire, flood or other natural disaster.

Any disruption to our operations at these warehouses could adversely impact the performance of our other distribution centers, impair our ability to deliver products and services to our customers on a timely basis, damage our reputation and cause customers to cease purchasing products from us. Any of these events could adversely affect our revenues, operating results and financial condition.

We may not be successful in introducing new products or attracting new customers, which could adversely affect our growth and revenues.

Historically, we have grown organically by increasing sales and services to our existing customers, introducing new products and services, aggressively pursuing new customers, and upgrading processing equipment in order to expand the range of processing and other services we offer to customers. We may not be able to introduce new products or services for reasons outside of our control, or, once introduced, these new products or services may not be purchased by our existing customers. We may also not be able to market our existing and new products to new customers. Any of these factors could adversely affect our growth and our revenues.

Risk factors

Our inability to consummate new acquisitions may adversely affect our growth and operations.

In addition to our organic growth, we also have grown by acquiring existing metals distributors or industrial distribution centers, such as Hadco and M.T.S. in the United States and Primapol in the Czech Republic. To successfully implement our growth strategy and as a complement to our organic growth, we are actively looking for additional potential acquisition targets. However, as a result of recent consolidation in our industry, the number of suitable acquisition targets is decreasing and the competition for this smaller number of potential targets is increasing. As a result, we may not be able to consummate future acquisitions at all or on satisfactory terms, which may adversely impact our operations and growth. Additionally, the pursuit of acquisitions and other expansions may divert management’s time and attention from day-to-day operations which also may adversely affect our growth and operations.

We may not be successful in integrating any acquired companies, which may decrease our profitability, make it more difficult for us to grow our business and could adversely affect our operations.

Integrating a newly acquired company involves a number of particular risks, including the possibility that management may be distracted from regular business concerns by the need to integrate these new operations, unforeseen integration difficulties, problems concerning assimilating and retaining employees of an acquired company, accounting issues that arise in connection with the relevant acquisition, coordinating new product and process development, challenges in retaining customers, potential adverse short-term effects on operating results, the assumption of unknown liabilities which could be material, and increasing the scope, geographic diversity and complexity of our operations. We have not yet fully integrated all of the companies we have acquired recently, including their operating software platforms and accounting systems. As a result, to varying degrees, these businesses operate independently, thus sacrificing certain efficiencies in our collective operations. In addition, the integration of newly acquired companies may require a greater amount of capital or other spending than we anticipate. If we are unable to successfully integrate acquired companies in a timely manner, our growth strategy and could adversely affect our operations.

Our inability to renew the leases for two of Hadco’s distribution centers could increase our costs, disrupt our operations and could adversely affect our business operations, revenues and operating results.

We have short-term leases for two of the distribution centers through which our subsidiary, Hadco, conducts its operations. These leases expire in 2012. We have no right to renew the leases for these facilities. If we are unable to renew these leases, or are unable to find acceptable alternative facilities for Hadco’s operations, or on acceptable terms, we may be unable to meet our customers’ needs and our operations, revenues and results of operations may be adversely affected. Even if we are able to find acceptable alternative distribution centers, locating and securing these alternative facilities may be costly, time-consuming and disruptive to our business, which could adversely affect our revenues, cause us to lose customers and could adversely affect our business operations, revenues and operating results.

Our inability to obtain, on acceptable terms, the additional capital that is required to successfully implement our growth strategy could adversely affect our growth and ability to successfully compete.

Our growth strategy includes organic growth, the pursuit of acquisitions and the pursuit of other expansions, all of which will require additional capital. We may not be able to obtain additional capital at all or on terms favorable to us. If adequate capital is not available at all or on acceptable terms, we may be forced to delay, limit or abandon internal and external growth opportunities, each of which may adversely affect our growth and reduce our competitiveness. In addition, the terms of any financing that we obtain may place limits on our operating flexibility and could adversely affect our growth and business operations.

Our inability to obtain or maintain adequate liquidity required for our operations could adversely affect our revenues, operating results and financial condition.

Our operations require that we obtain or maintain adequate liquidity on hand in order to purchase products at opportune times and in quantities that we believe will permit us to maximize market opportunities and meet our customers’ demands. If we are unable to obtain or maintain adequate liquidity, we will not be able to take

Risk factors

advantage of these opportunities, maintain appropriate and necessary inventory levels in order to meet our customers’ demands or sell our products at high margins, all of which may adversely impact our revenues, cause us to lose customers and could adversely affect our revenues, operating results and financial condition.

Several of our debt agreements, including those of our subsidiaries, contain restrictions that may limit our operational flexibility.

The agreements governing our debt obligations and our subsidiaries’ credit facilities contain restrictions and events of default that limit our or our subsidiaries’ operational flexibility, including our ability to incur additional debt (including secured debt), grant liens on our assets, sell certain assets or businesses and enter into mergers or consolidations or make certain acquisitions. As a result of these limitations, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us.

We may be subject to liability as a result of some of the acquisitions we made in connection with our international operations, which may adversely impact our revenues, operating results or financial condition.

In connection with some of our international acquisitions, we did not conduct extensive due diligence with respect to the prior compliance of the acquired companies or operations with applicable laws and regulations. Any non-compliance by such companies or businesses with laws and regulations may result in the incurrence of liability by us which may adversely impact our revenues, operating results or financial condition.

risks related to our operations in israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, a majority of our operations and some of our suppliers are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The dissolution of the unity government (composed of Hamas and Fatah) in 2007 and the taking of control by Hamas of the Gaza Strip has created additional unrest and uncertainty in the region. Furthermore, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities or political instability in the region would likely adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time.

There are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies and as a result we are precluded from marketing our products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse affect on our ability to grow our business and our results of operations.

Our operations may be disrupted by the absence of some of our employees as a result of their obligation to perform military service.

Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business and operation.

Risk factors

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as US tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which time sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a US judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to serve process on our officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and directors and the Israeli experts named in this prospectus reside outside of the United States, and a majority of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons in US or Israeli courts based on the civil liability provisions of the US federal securities laws, or to effect service of process upon these persons in the United States. Moreover, an investor may find it difficult to bring an original action in an Israeli court in respect of our liability based on the liability provisions of the US federal securities laws against us, our executive officers and directors and the Israeli experts named in this prospectus. See ‘‘Enforceability of Civil Liabilities’’ for additional information on your ability to enforce a civil claim against us, our executive officers or directors and the Israeli experts named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ materially from the rights and responsibilities of shareholders of US companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ materially from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness (which is not defined under Israeli law) toward the company. Israeli corporate law has undergone extensive revisions in recent years and, as a result, there is little case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of US-based corporations.

Risk factors

Risks Related to this Offering

We will have broad discretion in how to use the proceeds from this offering and we may apply the proceeds for uses with which you may not agree.

We intend to use the net proceeds from the offering for working capital to support the growth of our business in existing and new markets, including through acquisitions and investments in complementary businesses (although we do not currently have agreements or undertakings regarding any acquisition or investment). As a result, there is no specific allocation for the use of the net proceeds of the offering and our management retains its discretion to use the proceeds as it determines appropriate which may include ways with which you disagree.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or The Nasdaq Global Market, the market price of our ordinary shares may decline. Although, we and the beneficial owners of 6,824,880 of our ordinary shares (such shares representing 62.6% of our outstanding ordinary shares immediately prior to the consummation of this offering) have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered by this prospectus, for a period of at least 180 days following the date of this prospectus. Following the 180-day period, we and these beneficial owners may effect sales of the ordinary shares. Sales by us or our shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could reduce the market price of our ordinary shares.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

The stock market in general, and the market price of our ordinary shares in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

changes in the prices of metals products and other relevant plastic products;

developments in our industry, including consolidation of metals producers and suppliers;

the announcement of acquisitions by us or our competitors;

the gain or loss of significant customers;

the recruitment or departure of key personnel;

quarterly variations in our or our competitors’ results of operations;

the announcement of new products or services by us or our competitors;

changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates; and

general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

A significant portion of our ordinary shares are held by a small number of existing shareholders and you may not agree with some or all of the decisions taken by such shareholders.

Our directors, officers and their affiliates in the aggregate, currently beneficially own or control approximately 62.6% of our outstanding ordinary shares and will continue to beneficially own or control approximately 46.5% of our outstanding ordinary shares following the completion of this offering, or 44.8% if the underwriters exercise their over-allotment option in full. Other than pursuant to lock-up agreements executed in connection with this offering and applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting

Risk factors

together, could exercise significant influence over all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. You may not agree with some or all of the decisions taken by such shareholders. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

US investors could have adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year, 75% or more of our gross income is passive income or at least 50% of our assets by value are held for the production of, or produce passive income, we would be characterized as a passive foreign investment company, which we refer to as a PFIC, for US federal income tax purposes. If we are characterized as a PFIC, our US shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are US holders, and having potentially punitive interest charges apply to the proceeds of sales of shares, and they will be subject to burdensome reporting requirements. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. The market value of our assets may be determined in large part by the market price of our ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Based upon the nature of our activities, and assumptions as to the value of our outstanding stock during the year and our use of proceeds from this offering, we do not expect to be a PFIC for the taxable year 2007, although there can be no assurance that we will not become a PFIC in this or any future taxable year. For a discussion of how we might be characterized as a PFIC and related tax consequences, see ‘‘Taxation — US Federal Income Taxation — Passive foreign investment company considerations.’’

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to annually evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue its own opinion on our internal control over financial reporting. In accordance with the Sarbanes-Oxley Act of 2002, we will be required to provide a management report on internal controls in connection with our annual report and an independent registered public accounting firm attestation report on internal controls in connection with our annual report. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. Failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations or make it more difficult for us to detect fraud or verify financial information. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our ordinary shares from The Nasdaq Global Market, which could reduce our share price and impair our ability to finance growth.

Risk factors

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been approved for listing, subject to notice of issuance, on The Nasdaq Global Market, and our shares are currently traded on the TASE. Trading in our ordinary shares on these markets will take place in different currencies (dollars on The Nasdaq Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Securities we issue to fund our operations or in connection with acquisitions could dilute your ownership or impact the value of your ordinary shares.

We may decide to raise additional funds through a public or private debt or equity financing in order to fund our operations or finance acquisitions. If we issue additional equity securities, the percentage of ownership of our shareholders will be reduced and the new equity securities may have rights superior to those of our ordinary shares, which may, in turn, adversely affect the value of our ordinary shares.

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements which may result in less corporate oversight or protection to investors.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules. Specifically, we have elected to follow Israeli law regarding independence requirements of our Board of Directors. As a result, our Board of Directors will not be comprised of a majority of independent directors and will retain its current composition. In addition, we have elected to follow Israeli law with regard to the composition of our existing audit committee. As a result, our audit committee will not be comprised of three members who comply with the independence requirements of the Nasdaq Marketplace Rules. Also, we have decided not to appoint a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4). See ‘‘Management—Board Practices—The Sarbanes-Oxley Act of 2002 and The Nasdaq Global Market listing standards.’’ Following our home country corporate governance practices with respect to these requirements may provide investors with less protection than is accorded to investors under the Nasdaq rules applicable to domestic issuers.

We will incur significant additional increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a US public company, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and The Nasdaq Global Market. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Changes in the laws and regulations affecting public companies, including Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and by The Nasdaq Global Market, will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties regarding future events, including our future performance. We have based the forward-looking statements in this prospectus on our current expectations and projections about future events. These forward-looking statements include but are not limited to:

expectations as to the prices of metals, metals products and plastic products;

statements as to expected increases in revenues, results of operations and expenses;

expectations about our ability to expand our operations;

expectations as to the market opportunities for our products as well as our ability to take advantage of those opportunities;

estimates of the impact of changes in currency exchange rates on our results of operations;

statements as to the expected use of proceeds from this offering;

statements as to our expected treatment under Israeli and United States federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations; and

statements as to the impact of the political and security situation in Israel on our business.

In addition, statements that use the terms ‘‘believe,’’ ‘‘expect,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate’’ and similar expressions are intended to identify forward-looking statements. All forward-looking statements used in this prospectus reflect our current views about future events, are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from the future results expressed or implied by these forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under US federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

In particular, these forward-looking statements may be found in the sections of this prospectus entitled ‘‘Prospectus summary,’’ ‘‘Risk factors,’’ ‘‘Use of proceeds,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and ‘‘Business’’ but also may be found throughout this prospectus generally. Further, the sections of this prospectus entitled ‘‘Business — Overview’’ and ‘‘Business — Industry and Market Overview,’’ contain information obtained from independent industry sources that we have not independently verified.

Price range of our ordinary shares

Our ordinary shares have been trading on the TASE under the symbol ‘‘SCOP’’ since April 1992. No trading market currently exists for our ordinary shares in the United States. However, our ordinary shares have been approved for listing on The Nasdaq Global Market, subject to notice of issuance, under the symbol ‘‘SCPE.’’

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE. The dollar per ordinary share amounts are calculated using the prevailing exchange rate on the date on which the high or low market price was recorded.

	Price per ordinary share		Price per ordinary share
	High	Low	High	Low
Annual:
2007 (through October 16, 2007)	NIS 125.80	NIS 80.78	$29.50	$19.06
2006	89.37	49.86	21.27	10.59
2005	62.27	44.21	14.44	10.26
2004	44.77	30.00	10.24	6.83
2003	31.50	17.91	7.20	3.72
2002	25.99	16.51	5.79	3.49
Quarterly:
Fourth Quarter 2007 (through October 16, 2007)	118.60	106.20	29.35	26.37
Third Quarter 2007	125.80	91.41	29.50	22.28
Second Quarter 2007	118.70	98.05	29.12	23.60
First Quarter 2007	99.83	80.78	23.79	19.06
Fourth Quarter 2006	89.37	59.84	21.27	14.06
Third Quarter 2006	62.79	50.56	14.39	11.25
Second Quarter 2006	68.37	50.17	15.42	11.21
First Quarter 2006	60.51	49.86	12.89	10.59
Fourth Quarter 2005	53.34	45.60	11.60	9.62
Third Quarter 2005	52.94	46.19	11.64	10.13
Most recent six months:
October 2007 (through October 16, 2007)	118.60	106.20	29.35	26.37
September 2007	108.30	91.41	26.99	22.28
August 2007	114.70	99.91	27.17	24.29
July 2007	125.80	102.70	29.50	23.77
June 2007	109.30	102.00	26.85	24.38
May 2007	116.80	104.10	28.95	26.48

On October 16, 2007, the last reported sales price of our ordinary shares on the TASE was NIS 109.80, or $27.13, per share. On October 16, 2007, the exchange rate of the NIS to the dollar was $1.00 = NIS 4.0470. As of October 16, 2007, there were eight shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

Use of proceeds

We estimate that we will receive net proceeds from this offering of $92.4 million, based on an assumed initial public offering price per ordinary share of $26.50, the midpoint of the estimated initial public offering price range, after deducting the underwriting discounts and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional proceeds of $14.1 million, after deducting the underwriting discounts and the estimated expenses payable by us.

We intend to use the net proceeds we receive from this offering: primarily to support the organic growth of our business; secondly, to support our international operations, which include our operations in the United States, the Czech Republic and Romania, including the possible establishment of a new central site for our United States operations and, to a lesser extent, the remaining net proceeds will be used for acquisitions and investments in complementary businesses. We currently do not have agreements or undertakings regarding any acquisitions or investments in complementary businesses.

We will have broad discretion in the way that we use the net proceeds of this offering. The actual allocation of the net proceeds among the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues.

Pending the use of the net proceeds for the purposes described above, we intend to either invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or to deposit the net proceeds in bank accounts in Israel and abroad.

Dividend policy

We do not have a dividend policy. Any future determination relating to the declaration or payment of cash dividends on our ordinary shares will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, our capital requirements, our financial condition, our future prospects and any other factors our Board of Directors may deem relevant.

According to Israeli law, a dividend can only be declared and paid if, in the judgment of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent the company from being able to meet the terms of its existing and contingent liabilities, as and when due. The distribution of dividends is further limited by Israeli law to the greater of either retained earnings up to the date of determination or profits generated over the two most recent years. See ‘‘Description of Share Capital — Dividend and Liquidation Rights.’’

Dividends declared on our ordinary shares will be paid in NIS. Dividends paid to our shareholders outside of Israel will be converted into dollars on the basis of the exchange rate prevailing on the date of the declaration of the relevant dividend and paid in dollars by the paying agent. The paying agent for the payment of dividends is The Nominees Company of United Mizrahi Bank Ltd. The payment of dividends may be subject to Israeli withholding taxes. See ‘‘Taxation — Israeli Tax Considerations — Taxation of Our Shareholders — Taxation of Non-Israeli Shareholders on Receipt of Dividends.’’

Capitalization

The following table presents our capitalization as of June 30, 2007:

on an actual basis;

on a pro forma basis to give effect to (a) the issuance of 95,000 ordinary shares as a result of the exercise of outstanding warrants subsequent to June 30, 2007, (b) a net increase in our outstanding debt in the amount of $30.6 million, as a result of $39.3 million of new working capital loans incurred,1 $14.0 million of existing loans repaid and an increase of $5.3 million due to fluctuations in the dollar exchange rate, each as of October 16, 2007 and (c) an increase in our authorized share capital to 30,000,000 shares, par value NIS 1.00 per share;

on a pro forma as adjusted basis to give further effect to the sale of 3,773,585 ordinary shares at an assumed initial public offering price of $26.50, the midpoint of the estimated initial public offering price range and the receipt by us of net proceeds equal to $92.4 million after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table should be read in conjunction with ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(in thousands of US dollars, except share data)
Debt:
Short-term bank credit and current portion of long-term debt	$37,950	$55,011	$55,011
Long-term debt	158,365	171,910	171,910
Total debt	$196,315	$226,921	$226,921
Shareholders’ equity:
Ordinary shares, nominal value NIS 1.00, 13,500,000 authorized shares, actual; 30,000,000 authorized shares, pro forma and pro forma as adjusted; 10,798,871 issued and outstanding shares, actual; 10,893,871 issued and outstanding shares, pro forma; 14,667,456 issued and outstanding shares, pro forma as adjusted	3,153	3,175	4,108
Additional paid-in capital	82,717	84,147	175,605
Accumulated other comprehensive loss	(4,741)	(4,741)	(4,741)
Retained earnings	57,880	57,880	57,880
Total shareholders’ equity	139,009	140,461	232,852
Total capitalization	$335,324	$367,382	$459,773

The discussion and table above does not include an aggregate of 834,000 ordinary shares reserved for issuance upon the exercise of outstanding warrants.

(1)

We periodically use these loans for working capital purposes. Amounts outstanding on these loans bear interest at the prevailing prime rate.

Dilution

Our net tangible book value on June 30, 2007 was approximately $134.7 million, equivalent to $12.36 per ordinary share. We have calculated our net tangible book value per share by:

subtracting our liabilities from our total assets and deducting goodwill, intangible assets and debt issuance costs; and

dividing the difference by the number of ordinary shares outstanding.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on June 30, 2007 would have been approximately $227.1 million, equivalent to $15.48 per ordinary share. The adjustments made to determine our pro forma book value are as follows:

an increase in total assets to reflect the net proceeds of the offering received by us as described under ‘‘Use of proceeds;’’ and the addition of the 3,773,585 ordinary shares offered in this prospectus to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in our pro forma net tangible book value of $3.12 per ordinary share and the immediate pro forma dilution to new investors:

Assumed public offering price per ordinary share		$26.50
Net tangible book value per share as of June 30, 2007	$12.36
Increase in net tangible book value per share attributable to the offering	3.12
Pro forma net tangible book value per share as of June 30, 2007 after giving effect to the offering		15.48
Dilution per ordinary share to new investors		$11.02

A $1.00 increase (decrease) in the assumed initial public offering price of $26.50 per share (the midpoint of the range on the cover of this prospectus) would increase (decrease) the net tangible book value by $3.5 million, the net tangible book value per ordinary share after this offering by $0.24 per ordinary share and the dilution in net tangible book value per ordinary share to investors in this offering by $0.24 per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The table below summarizes, as of June 30, 2007, the differences for our existing shareholders and new shareholders in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid and the average per ordinary share price paid before deducting fees and offering expenses.

	Shares issued		Total consideration
	Number	%	Amount	%	Average price per share
	(in thousands of US dollars, except per share data)
Our existing shareholders	10,893,871	74.0%	$77,230	44.0%	$0.01
New shareholders in this offering	3,773,585	26.0	100,000	56.0	26.50
Total	14,667,456	100.0%	$177,230	100.0%	$26.51

The discussion and table above assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option, the pro forma number of our ordinary shares held by new shareholders will increase to 4,339,623 ordinary shares, or approximately 28.5% of the total pro forma number of our ordinary shares outstanding after this offering.

The discussion and table above also do not include an aggregate of 834,000 ordinary shares we have reserved for issuance upon the exercise of outstanding warrants as of June 30, 2007. Subsequent to June 30, 2007, 95,000 ordinary shares were issued as a result of the exercise of outstanding warrants. If all of the warrants were exercised, pro forma net tangible book value per ordinary share would be $15.52 and dilution to new investors would be $10.98.

Selected consolidated financial data

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for our company should be read in conjunction with the historical financial information and other information provided elsewhere in this prospectus, including ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

We have derived the selected consolidated financial statements as of and for the periods ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated financial data as of and for the six months ended June 30, 2006 and June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial positions, results of operations and cash flows as of and for the periods indicated therein. The results of operations for the six months ended June 30, 2006 and June 30, 2007 are not necessarily indicative of the operating results to be expected for the full fiscal years encompassing those periods.

Our consolidated financial statements including in this prospectus were prepared in dollars in accordance with generally accepted accounting principals in the United States. In addition, all of our financial data relating to prior periods that is provided in this prospectus is also derived from financial statements prepared in accordance with generally accepted accounting principles in the United States. Our functional currency is NIS. Our consolidated financial statements were translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards, which we refer to as FAS No. 52, of the United States Financial Accounting Standards Accounting Board, which we refer to as FASB. Accordingly, assets and liabilities were translated from the relevant local currencies to dollars using year-end exchange rates and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into dollars if its functional currency is other than the dollar) are reflected in shareholders’ equity, under ‘‘accumulated other comprehensive income (loss).’’

Selected consolidated financial data

	Year ended December 31,					Six months ended June 30,
Consolidated statements of income data:	2002	2003	2004	2005	2006	2006	2007
	(unaudited)		(audited)			(unaudited)
	(in thousands of US dollars, except share and per share data)
Revenues	$56,593	$63,484	$111,822	$134,553	$233,805	$102,028	$147,759
Cost of goods sold	35,762	40,843	72,795	94,721	161,531	72,518	102,551
Gross profit	20,831	22,641	39,027	39,832	72,274	29,510	45,208
Expenses:
Warehouse, delivery, selling and marketing	7,557	8,861	10,162	13,924	24,679	10,584	16,131
General and administrative	3,685	4,374	4,582	6,074	9,554	4,301	5,679
Total expenses	11,242	13,235	14,744	19,998	34,233	14,885	21,810
Operating income	9,589	9,406	24,283	19,834	38,041	14,625	23,398
Financial expenses	4,877	4,203	4,709	7,864	10,467	6,136	7,414
Financial income	(1,819)	(815)	(1,947)	(1,201)	(2,368)	(1,546)	(2,175)
Adjustment of liability in respect of warrants issued				(355)	3,041	44	5,933
Other expenses (income), net	888	300	881	4	(91)	(21)	(42)
Income before income taxes	5,643	5,718	20,640	13,522	26,992	10,012	12,268
Income taxes	2,045	2,232	7,371	3,652	9,149	2,890	5,296
Income before minority interest in earnings of a subsidiary	3,598	3,486	13,269	9,870	17,843	7,122	6,972
Minority interest in earnings (loss) of a subsidiary	—	—	3	77	14	(1)	(13)
Net income	$3,598	$3,486	$13,266	$9,793	$17,829	$7,123	$6,985
Basic net earnings per share	$0.63	$0.59	$2.08	$1.40	$1.83	$0.80	$0.65
Diluted net earnings per share	$0.63	$0.59	$2.02	$1.40	$1.82	$0.80	$0.63
Weighted average number of shares used in computing basic net earnings per share	5,714,255	5,871,340	6,380,803	6,998,066	9,739,877	8,872,098	10,792,954
Weighted average number of shares used in computing diluted net earnings per share	5,714,255	5,871,340	6,573,854	6,998,066	9,778,148	8,872,098	11,066,125
Cash dividends per ordinary share	$0.93	$0.74	$—	$1.00	$—	$—	$0.55

Selected consolidated financial data

	As of December 31,					As of June 30, 2007
Consolidated balance sheet data:	2002	2003	2004	2005	2006
	(unaudited)		(audited)			(unaudited)
	(in thousands of US dollars)
Cash and cash equivalents	$20,150	$3,035	$13,739	$24,910	$8,061	$7,867
Short-term available-for-sale marketable securities	1,668	13,096	5,406	7,944	49,882	34,155
Inventory	31,182	37,094	66,189	82,854	137,983	183,889
Trade receivables	21,352	25,278	47,062	52,747	83,469	93,390
Property and equipment, net	14,031	16,231	22,758	33,524	41,776	49,984
Total assets	97,445	105,008	165,056	213,494	340,187	392,411
Trade payables	11,053	11,418	13,403	18,819	35,969	39,823
Short-term bank credit and current portion of long-term debt	10,202	12,760	19,323	35,998	42,163	37,950
Long-term debt	39,196	39,488	67,537	87,133	114,240	158,365
Total liabilities	67,019	72,683	113,893	154,878	211,855	253,402
Total shareholders’ equity	30,426	32,325	51,114	58,509	128,332	139,009
Total liabilities and shareholders’ equity	$97,445	$105,008	$165,007	$213,494	$340,187	$392,411

	Year ended December 31,					Six months ended June 30,
Other financial and operational data:	2002	2003	2004	2005	2006	2006	2007
	(unaudited)
	(in thousands of US dollars)
Adjusted EBITDA(1)	$11,066	$11,209	$26,364	$22,905	$42,871	$16,897	$26,324
Capital expenditures	$2,123	$2,397	$7,644	$14,673	$9,545	$2,935	$11,347

(1)

We present Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. Adjusted EBITDA, as used in this prospectus, is defined as consolidated net income before net interest expense, fair value adjustments of liability in respect of warrants issued, minority interest in earnings of a subsidiary, consolidated income taxes, amortization of prepaid long-term operating lease, items included with other expenses (income), and consolidated depreciation and amortization. We have adjusted our EBITDA calculation by eliminating other expenses (income) as these expenses represent non-recurring items. Management uses Adjusted EBITDA as a primary performance and cash flow metric for internal monitoring, resource allocation and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions. In addition, the metric is important because it allows us to evaluate our profitability and performance and make performance trend comparisons between us and our competitors. Further, we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties evaluating companies in our industry.

Adjusted EBITDA is also used by management and investors to evaluate our operating performance exclusive of financing costs and depreciation policies. Adjusted EBITDA enables investors to isolate the effects on profitability of operating metrics such as revenue, warehouse, delivery, selling and marketing and general and administrative expenses. In addition to its use to monitor performance trends, Adjusted EBITDA provides a comparative metric to management and investors that is consistent across companies with different capital structures and depreciation policies. This enables management and investors to compare our performance and future prospects on a consolidated basis with that of our peers.

Adjusted EBITDA is not a recognized measurement under GAAP. When evaluating our operating performance or liquidity, investors should not consider Adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Some of these limitations include: Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt. Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect such replacement cost. Because other companies may calculate Adjusted EBITDA differently than we do, Adjusted EBITDA may not be comparable to a similarly titled measure reported by other companies.

Selected consolidated financial data

	Year ended December 31,					Six months ended June 30,
Adjusted EBITDA:	2002	2003	2004	2005	2006	2006	2007
	(unaudited)
	(in thousands of US dollars)
Net income	$3,598	$3,486	$13,266	$9,793	$17,829	$7,123	$6,985
Other expenses (income), net	888	300	881	4	(91)	(21)	(42)
Income taxes	2,045	2,232	7,371	3,652	9,149	2,890	5,296
Adjustment of liability in respect of warrants issued	—	—	—	(355)	3,041	44	5,933
Financial expenses, net	3,058	3,388	2,762	6,663	8,099	4,590	5,239
Depreciation and amortization	1,275	1,593	1,867	2,858	4,472	2,082	2,781
Minority interest in earnings (loss) of a subsidiary	—	—	3	77	14	(1)	(13)
Amortization of prepaid long-term operating lease	202	210	214	213	358	190	145
Adjusted EBITDA	$11,066	$11,209	$26,364	$22,905	$42,871	$16,897	$26,324

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition, results of operations and liquidity should be read in conjunction with ‘‘Selected consolidated financial data’’ and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business and the non-historical statements contained herein are forward-looking statements. See ‘‘Special note regarding forward-looking statements.’’ Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and in ‘‘Risk factors,’’ ‘‘Business’’ and elsewhere in this prospectus.

Overview

We are a leading distributor and supplier of finished and semi-finished metals products and engineered plastics products and a provider of logistical services to industrial manufacturers in Israel and throughout the Middle East, Turkey, Greece and Cyprus, with a growing international presence in the United States, Europe and China. We are a one-stop shop provider of a broad range of metals products, metals components and engineered plastics products, with an extensive inventory that includes over 60,000 off-the-shelf items. We serve customers across a broad range of industries, including aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and others. During 2006 and 2007, we delivered approximately 2,000 products to over 750 customers daily in Israel with an average invoice of approximately $750 per order. Our broad inventory selection, proprietary inventory tracking system and automated warehouses allow us to meet our customers’ needs and short lead times, with over 95% of our deliveries in Israel in 2006 being made within 24 hours of receiving an order. Historically, we have been able to maintain strong margins by effectively managing our inventory levels and by focusing on the profitability of each sale.

We distribute and supply metals products, including aluminum, stainless steel, steel, brass, copper, bronze, titanium and nickel alloy, and engineered plastics products. Our off-the-shelf items include sheets, coils, plates, bars, pipes, flanges and fittings, fasteners, valves and actuators, welding materials, gratings, stairs and flooring systems, steam and ventilation systems, fire extinguishing systems and wire. In addition to the distribution and supply of products, we also provide our customers with processing services and facilitate their inventory management through our ‘‘just-in-time’’ delivery capabilities.

Our growth in recent years has resulted from strong organic growth, international expansion and strategic acquisitions. In 2006, 74.7% of the increase in our revenues was attributable to organic growth as a result of the introduction of new products and the expansion of our customer base. Beginning in 2005, we expanded our international operations by establishing or acquiring subsidiaries in the United States, the Czech Republic, Romania, Poland, Germany and China. Our subsidiaries give us global reach, permitting us to access the international markets that we have identified as important to our growth. For the six months ended June 30, 2007 and for the year ended December 31, 2006, 65.9% and 65.0%, respectively, of our revenues were from our customers in Israel while the remaining 34.1% and 35.0%, respectively, of our revenues were from our international customers, including exports to customers in the Middle East, Europe, the United States and Asia.

Recent Growth and Acquisitions

Since 2005, we have undergone steady and significant growth, principally through organic growth but also through acquisitions. Our revenues for the six months ended June 30, 2007 were $147.8 million, as compared to $102.0 million for the six months ended June 30, 2006, representing an increase of 44.8%. Our revenues for the year ended December 31, 2006 were $233.8 million, as compared to $134.6 million for the year ended December 31, 2005, representing an increase of 73.8%. Our net income for the six months ended June 30, 2007 was $7.0 million, as compared to $7.1 million for the six months ended June 30, 2006. Our net income for the

Management’s discussion and analysis of financial condition and results of operations year ended December 31, 2006 was $17.8 million, as compared to $9.8 million for the year ended December 31, 2005, representing an increase of 82.1%. For the six months ended June 30, 2007, our gross margin was 30.6%, as compared to 28.9% for the six months ended June 30, 2006. For the year ended December 31, 2006, our gross margin was 30.9%, as compared to 29.6% for the year ended December 31, 2005.

Our domestic revenues (excluding our revenues from exports from Israel) for the six months ended June 30, 2007 were $97.4 million, as compared to $68.0 million for the six months ended June 30, 2006, representing an increase of 43.2%. Our domestic revenues (excluding our revenues from exports from Israel) for the year ended December 31, 2006 were $152.0 million, as compared to $108.7 million for the year ended December 31, 2005, representing an increase of 39.9%.

Since 2005, we also expanded our international operations by increasing our product sales to customers located outside of Israel from our warehouses in Israel and by establishing new international operations. Our total revenues from international operations (which include our revenues from exports from Israel to customers abroad and revenues generated by our international subsidiaries) for the six months ended June 30, 2007 were $50.4 million, as compared to $34.1 million for the six months ended June 30, 2006, representing an increase of 48.0%. Our total revenues from international operations for the year ended December 31, 2006 were $81.8 million, as compared to $25.9 million for the year ended December 31, 2005, representing an increase of 215.7%. In the last three years, our international revenues have increased from 16.9% of our total revenues for the year ended December 31, 2004 to 35.0% of our total revenues for the year ended December 31, 2006.

In 2004, we established Primapol in the Czech Republic which commenced marketing our products in 2005. Through Primapol, we initially marketed stainless steel products and expanded Primapol’s operations to include marketing of aluminum products in 2006. Revenues at Primapol for the six months ended June 30, 2007 were $8.6 million, as compared to $4.5 million for the six months ended June 30, 2006, an increase of 92.1%. Primapol’s revenues for the year ended December 31, 2006 were $11.3 million, as compared to $3.6 million for the year ended December 31, 2005, an increase of 217.0%. In 2007, we plan to further expand Primapol’s operations to include steel and metals products for the aerospace and aviation industry. In May 2007, Primapol established a wholly-owned subsidiary in Poland, Primaspot Poland, through which we are marketing stainless steel and aluminum products and in August 2007 it established a wholly-owned subsidiary in Germany, Primaspot Germany, through which we intend to market metals products in Germany.

In 2004, we acquired a majority stake in M.T.S. in the United States. M.T.S.’s revenues for the six months ended June 30, 2007 were $10.2 million, as compared to $7.7 million for the six months ended June 30, 2006, an increase of 32.8%. M.T.S.’s revenues for the year ended December 31, 2006 were $19.4 million, as compared to $2.0 million for the year ended December 31, 2005, an increase of 858.5%. We intend to increase the variety of aluminum products offered by M.T.S. to include additional types of aluminum alloys. In 2006, we established Hadco in the United States, which acquired the business operations of three distribution centers and, in March 2007, Hadco acquired the business operations of another distribution center in Florida. Hadco’s revenues for the six months ended June 30, 2007 were $16.0 million, as compared to $10.6 million for the period from February 9 until June 30, 2006. Hadco’s revenues for the year ended December 31, 2006 (representing approximately ten and one-half months of consolidated operations) were $25.1 million. Hadco currently sells principally commercial aluminum extrusion products. We intend to expand Hadco’s product offerings to include aluminum and stainless steel.

In 2006, we established Gilinox in Romania, which commenced operations in 2007. Through Gilinox we intend to provide the one-stop shop model in Romania for the machining industry. In 2006, we also established our subsidiary in China, Dalian Best Metals Ltd., which we refer to as Dalian, through which we intend to market niche products that currently are not produced in China.

The results of M.T.S. are included in our results of operations from the fourth quarter of 2004. The results of Primapol are included in our results of operations from the first quarter of 2005. The results of Hadco are included in our results of operations from the first quarter of 2006. These operations have grown significantly and as a result, our financial results and results of operations may be difficult to compare from period to period.

Management’s discussion and analysis of financial condition and results of operations

Trends and uncertainties

Our business is impacted and will continue to be impacted by various trends and uncertainties relating to the markets in which we operate and the products we sell. In addition, our management uses a variety of performance indicators and matrices to analyze and manage our business. Below are important trends and uncertainties relating to our business and certain material performance indicators.

Metals prices

Our financial performance is affected by changes in metals prices. Our pricing methodology is based on the replacement value of our products. When metals prices rise, we generally are able to pass these increases on to our customers. When metals prices decrease, our overall profitability tends to decrease as we must charge less for our products. Generally, metals prices have been increasing in recent years. For example, on the LME aluminum prices rose from a yearly average of $1,753.9 per ton in 2004 to a yearly average of $2,619.3 in 2006, representing an increase of 49.3%. On the LME, nickel prices, which constitute 10-12% of the price of stainless steel rose from an average yearly price per ton of $13,851.7 in 2004 to an average yearly price per ton of $24,286.8 in 2006, representing an increase of 75.3%. These high prices were driven by increased demand, limited inventories and capacity constraints relating to consolidation in the metals industry. On January 1, 2007, the price of aluminum on the LME was $2,830.0 per ton. The price rose to $2,908.0 per ton on March 1, 2007 and fell to $2,441.5 on October 1, 2007, and may continue to decrease. On January 1, 2007, the price of nickel on the LME was $33,550.0 per ton. The price rose to $54,200.0 per ton on May 16, 2007 and fell to $29,805.0 on October 1, 2007, and may continue to decrease. We expect that these fluctuations will negatively impact our revenues for the third quarter of 2007. If there is an economic slowdown, we expect that metals prices would decline or if prices otherwise decline, our overall profitability would decrease because we would be able to charge less for our products. Further, we believe that if energy prices increase, such increases would cause raw material prices to increase. This, in turn, likely would increase our cost of goods sold because raw materials are an important factor in the manufacturing of the metals and engineered plastics products that we sell.

Financial Trends

Due to, among other things, high operating costs associated with our entering into new product markets and new geographical markets, investment in infrastructure and human resources (incurred in order to support our growth in the following years) and due to the disposal of inventories by some of our competitors that resulted in decreases in the prices of some of the metals products distributed by us, our management expects that our third quarter financial results will be materially weaker as compared to our results for the second quarter. In particular, we expect that our revenues will be approximately between $74 million and $75 million (including approximately between $25 million and $26 million of revenues from our international subsidiaries (including imports from Israel)) as compared to $62.3 million for the third quarter of 2006, and as compared to $75.9 million for the second quarter of 2007, and that our operating income will be approximately between $7 million and $7.5 million, as compared to $11.2 million for the third quarter of 2006 and $11.5 million for the second quarter of 2007. Furthermore, due to a 2.5% increase in the Israeli CPI from June 2007 through August 2007, as compared to a 0.3% increase from November through May 2007, we expect that our financial expenses, net will increase substantially in the third quarter of 2007. The third quarter results are based upon initial estimates and partial data currently available to management and hence, are subject to change, including material change, and have not been reviewed by our auditors. For additional information regarding the risks and uncertainties inherent in projections of this type, see ‘‘Special note regarding forward-looking statements.’’

Revenues

We derive substantially all of our revenues from the distribution of metals products and do not report our revenues in segments. We generally do not separately charge our customers for any processing services related to the products we sell. Our revenues and pricing primarily are driven by market supply and demand, which largely is determined by the overall production levels of metals products by our suppliers and by the prevailing economic conditions in the end-markets of our customers. The pricing for most of our products, which varies

Management’s discussion and analysis of financial condition and results of operations substantially by product, is determined at the time of sale. Our specialized sales force measures the profitability of each item we sell, and generally we do not sell an item if it does not meet the profitability threshold established by our sales force and our management.

We expect continued strong demand for our products in 2007 and 2008, despite increased competition in Israel and our expectation that our revenues for the third quarter of 2007 will decline as compared to our revenues for the second quarter of 2007. Furthermore, we expect that our revenue growth during this period will be principally attributable to increased revenues from our international operations, specifically due to the expansion of our product lines in the United States, the Czech Republic and Romania. We have commenced operations from a new warehouse in the Czech Republic. In addition, we expect to expand our customer base in the United States and the Czech Republic and expand our operations in Romania, Poland and China and commence operations in our new subsidiary in Germany. Similarly, we expect additional revenue growth in 2007 and 2008 from the expansion of our domestic product lines, including additional steel and plastic products, for the fluid product line as well as new fasteners, shaped aluminum extrusions, and other new steel products. In addition, we believe that our continued implementation and our further development of our SAP information management platform in Israel will provide us with more accurate information about our products, our costs and other operating data, which will result in greater efficiencies and higher revenues.

The following table provides information regarding the breakdown of our revenues by geographic region for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(in thousands of US dollars)
Israel (excluding exports)	$92,883	$108,647	$152,008	$67,968	$97,350
United States (including imports from Israel)	446	2,021	44,544	18,261	26,276
Europe and other countries outside of Israel and the United States (including imports from Israel)	18,493	23,885	37,253	15,799	24,133
	$111,822	$134,553	$233,805	$102,028	$147,759

Cost of goods sold and gross profit

Our cost of goods sold consists of the price we pay for the finished and semi-finished products that we purchase from our suppliers, related inbound freight charges and depreciation of processing equipment. We value our inventory at the lower of cost or replacement cost, with cost being determined on the basis of the average cost method. We expect cost of goods sold to increase primarily as a result of an increase in the volume of our products and services. Gross profit is the difference between revenues and the cost of goods sold. Our ability to maintain high gross profit margins depends on our ability to purchase and sell our products at competitive prices, our ability to maintain our dynamic pricing system in Israel and our ability to implement our dynamic pricing system and sales model in our international subsidiaries. As we have expanded our business internationally and entered new markets, we have been able to acquire additional market information, including pricing information. This additional market intelligence assists us with our dynamic pricing model as we are able to price our products more accurately. In addition, we believe that the pricing information available to us may permit us to purchase metals products on an opportunistic basis. As a result, we believe that all of these factors likely will enable us over time to lower our cost of goods sold. We calculate our gross margins as the ratio of gross profit to revenues, expressed as a percentage. Our gross margins may be affected by the geographic mix of our revenues.

Expenses

Warehouse, delivery, selling and marketing expenses.    Our warehouse, delivery, selling and marketing expenses include occupancy costs, compensation and employee benefits for warehouse and sales and marketing personnel, processing, shipping and handling costs, depreciation and other expenses. The majority of these expenses are variable and fluctuate with the quantity of products shipped and cannot be rapidly reduced at times of declining metals prices. We expect our warehouse, delivery, selling and marketing expenses to increase in future periods in

Management’s discussion and analysis of financial condition and results of operations absolute terms, due to the expansion of new product lines, both in and outside of Israel, the additional employees that we will have to hire, and the additional warehouses we will have to lease or acquire in connection with our expanded operations and other expenses we will have to incur in connection with the expansion of our operations. We expect that as our operations continue to grow and expand, our warehouse, delivery, selling and marketing expenses will increase, although we believe they will increase at a slower rate than experienced between 2005 and 2006 given that our existing infrastructure can support a higher volume of sales without additional material investment. If we are able to continue to effectively implement our ‘‘one-stop shop’’ delivery model in Israel and our existing customers come to us for more of their metals products needs, delivery costs relative to sales likely will decline as these costs will be spread across more products per customer.

General and administrative expenses.    Our general and administrative expenses include compensation for executive officers and general management, expenses for professional services such as accounting and legal advisory services, data communication and computer hardware, maintenance and depreciation expenses. We expect our general and administrative expenses to increase in future periods in absolute terms due to the expansion of our business, as well as anticipated increased compliance costs (including the costs associated with adding additional personnel and additional systems and controls) as a result of becoming a publicly traded company in the United States.

Financial expenses, net

Financial expenses consist primarily of interest paid and accrued on our bank loans and bonds and the recognition of foreign currency exchange losses. Financial income consists primarily of interest earned on our available-for-sale marketable securities, bank deposits and foreign currency exchange gains. We anticipate that becoming a publicly traded company in the US will lead to a decrease in our financial expenses, net due to an increase in interest income earned from certain of the proceeds we receive from our initial public offering. As of June 30, 2007, $77.3 million of our debt was comprised of debentures linked to the Israeli CPI. Due to a 2.5% increase in the Israeli CPI from June 2007 through August 2007, as compared to a 0.3% increase from November 2006 through May 2007, we expect that our financial expenses, net will increase substantially in the third quarter of 2007.

Adjustment of liability in respect of warrants issued

In connection with the issuance of warrants in April 2005 and September 2005, we recorded the warrants as a liability at their fair value on the respective issuance date. As the warrants issued in these transactions were indexed both to changes in our stock price as well as to changes in the Israeli Consumer Price Index, or CPI, they are considered to be dual indexed instruments. As a result, the warrants meet the definition of a derivative instrument under Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or ‘‘SFAS No. 133,’’ in their entirety, and they are accounted for as freestanding derivatives issued along with non-derivative instruments, for which we allocated the full fair value to the warrants meeting the definition of derivative instruments and the residual value was allocated to either liability or equity (depending on the nature of the instrument issued along with such warrants). The amount allocated to the warrants was determined using the Black-Scholes model, with subsequent changes in fair value due to remeasurement of such warrants reported as part of our results of operations, and was recorded as a liability. Pursuant to current practice for accounting for derivatives, we measure the fair value of the warrants using the Black-Scholes model at each reporting date and the residual consideration received for the warrants was recorded as a liability. In May 2007, we amended the terms of the warrants to remove the indexing to the Israeli CPI. Accordingly, the fair value of the warrants was reclassified from a long-term liability to additional paid-in capital and no future adjustment will be required.

Critical accounting policies and estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are

Management’s discussion and analysis of financial condition and results of operations more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of industry trends, information provided by our customers and information available from other outside sources, as appropriate. Our estimates are guided by observing the following critical accounting policies:

Revenue recognition.    We recognize revenues when we ship products to our customers, title passes and collectibility is reasonably assured. Revenues are shown net of returns and allowances, which historically have been immaterial.

Allowances for doubtful accounts.    We perform ongoing credit evaluations of our customers’ financial condition. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments when due. In judging the adequacy of our allowance for doubtful accounts, we consider multiple factors, including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. Our provision for estimated losses and our write-offs for doubtful accounts recorded during each of the years ended December 31, 2004, 2005 and 2006 were immaterial. If the financial condition of our customers were to deteriorate, impairing their ability to make payments, additional allowances may be required.

Inventories.    We value our inventories at the lower of cost or estimated market value and determine cost for our products on the basis of the average cost method. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or obsolescence. We also assess our inventories for obsolescence quarterly based upon assumptions about future demand and market conditions. To date, we have not incurred any inventory writedowns. As of December 31, 2006, we did not have a provision for inventory obsolescence. If actual market conditions are less favorable than those projected by management, write-downs may be required. Once inventory is written off, a new cost basis for these assets is established for future periods.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We review goodwill for potential impairment annually by performing internal valuation analyses and considering other publicly available market information in order to determine whether an impairment exists. In addition, when events or changes in circumstances indicate the carrying value of the goodwill may be impaired, we may obtain an appraisal from an independent valuation firm to determine the amount of the impairment. We determine fair value using widely accepted valuation techniques. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In the fourth quarter of 2006, we completed our annual impairment testing of goodwill using the methodology described in the notes to the consolidated financial statements, and determined there was no impairment of goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

Liability in respect of warrants issued.    We estimate the fair value of our derivative financial instruments that are required to be carried as liabilities at fair value pursuant to SFAS No. 133. We do not use derivative financial instruments to hedge exposures to cash-flow, market risks or foreign-currency risks. However, we occasionally enter into certain other financial instruments and contracts, such as debt financing arrangements and freestanding warrants with features that are dual indexed. As required by SFAS 133, these instruments are required to be carried as derivative liabilities, at fair value, in our financial statements. We estimate fair values of derivative financial instruments using the Black Scholes option valuation technique, since it embodies all of the requisite assumptions, including trading volatility, estimated terms and risk free rates, necessary to calculate the significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile

Management’s discussion and analysis of financial condition and results of operations and sensitive to changes in our trading market price which has historically been highly volatile. Since derivative financial instruments are initially and subsequently carried at fair values, our income will reflect any volatility in these estimate and assumption changes. In May 2007, we amended our warrants to remove the indexation to the Israeli CPI, eliminating the dual index feature and therefore any required adjustments for liability in respect of warrants issued in all future periods. As a result, it became an equity instrument and is not marked-to-market.

Results of operations

The following table shows selected items from our consolidated statements of income including as a percentage of our total revenues, for the periods indicated:

	Year ended December 31,						Six months ended June 30,
Consolidated statements of income data:	2004	%	2005	%	2006	%	2006	%	2007	%
	(in thousands of US dollars)
Revenues	$111,822	100.0%	$134,553	100.0%	$233,805	100.0%	$102,028	100.0%	$147,759	100.0%
Cost of goods sold	72,795	65.1	94,721	70.4	161,531	69.1	72,518	71.1	102,551	69.4
Gross profit	39,027	34.9	39,832	29.6	72,274	30.9	29,510	28.9	45,208	30.6
Expenses:
Warehouse, delivery, selling and marketing	10,162	9.1	13,924	10.4	24,679	10.5	10,584	10.4	16,131	10.9
General and administrative	4,582	4.1	6,074	4.5	9,554	4.1	4,301	4.2	5,679	3.8
Total expenses	14,744	13.2	19,998	14.9	34,233	14.6	14,885	14.6	21,810	14.8
Operating income	24,283	21.7	19,834	14.7	38,041	16.3	14,625	14.3	23,398	15.8
Financial expenses, net	2,762	2.4	6,663	5.0	8,099	3.5	4,590	4.5	5,239	3.5
Adjustment of liability in respect of warrants issued	—	0.0	(355)	(0.3)	3,041	1.3	44	*	5,933	4.0
Other expenses (income), net	881	0.8	4	*	(91)	*	(21)	*	(42)	*
Income before income taxes	20,640	18.5	13,522	10.0	26,992	11.5	10,012	9.8	12,268	8.3
Income taxes	7,371	6.6	3,652	2.7	9,149	3.9	2,890	2.8	5,296	3.6
Income before minority interest in earnings of a subsidiary	13,269	11.9	9,870	7.3	17,843	7.6	7,122	7.0	6,972	4.7
Minority interest in earnings (loss) of a subsidiary	3	*	77	*	14	*	(1)	*	(13)	*
Net income	$13,266	11.9%	$9,793	7.3%	$17,829	7.6%	$7,123	7.0%	$6,985	4.7%

*

Represents an absolute amount less than 0.1%

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Revenues.    Our revenues for the six months ended June 30, 2007 were $147.8 million, as compared to $102.0 million for the six months ended June 30, 2006, an increase of $45.7 million, or 44.8%. The principal reason for our revenue growth in the first six months of 2007 was increased revenues from our domestic operations attributable to increased demand for our products, primarily our stainless steel and steel products, an increase in revenues from IAI and its subcontractors and the expansion of our product lines in Israel. Our revenues from our domestic operations for the six months ended June 30, 2007 were $97.4 million, as compared to $68.0 million for the six months ended June 30, 2006, an increase of $29.4 million, or 43.2%. In addition, revenues from our international operations (which include our revenues from exports from Israel to customers abroad and revenues generated by our international subsidiaries) also contributed to our revenue growth. Revenues from our international operations for the six months ended June 30, 2007 were $50.4 million, as compared to

Management’s discussion and analysis of financial condition and results of operations

$34.1 million for the six months ended June 30, 2006, an increase of $16.3 million, or 48.0%. Our international revenues increased principally as a result of the substantial growth of our operations in the United States, where our revenues in the first six months of 2007 increased $8.0 million, as compared to the first six months of 2006, or 43.9%, primarily due to increased revenues from M.T.S., where we expanded our customer base, and from Hadco, and due to the growth of Primapol, where revenues increased $4.1 million, or 92.1%, principally due to an increase in customers and expanded product lines. The remainder of the increase was attributable to revenues from our other international operations. We expect that our revenues for the third quarter of 2007 will decline compared to our revenues for the second quarter of 2007. We also expect that revenues attributable to IAI will decrease in future periods.

Cost of goods sold and gross profit.    Our cost of goods sold for the six months ended June 30, 2007 was $102.6 million, as compared to $72.5 million for the six months ended June 30, 2006, an increase of $30.0 million, or 41.4%. Our cost of goods sold increased primarily as a result of our increased revenues. Our cost of goods sold as a percentage of our revenues for the six months ended June 30, 2007 was 69.4%, as compared to 71.1% for the six months ended June 30, 2006. Our gross profit for the six months ended June 30, 2007 was $45.2 million, as compared to $29.5 million for the six months ended June 30, 2006, an increase of $15.7 million, or 53.2%. Our gross profit increased primarily as a result of the increase in our revenues over this period, which was attributable principally to increased demand for our products and services in Israel and the growth of our international operations, both in the United States and the Czech Republic. Our gross margin was 30.6% for the six months ended June 30, 2007, as compared to 28.9% for the six months ended June 30, 2006, with the increase in our gross margin being attributable to an increase in the prices of stainless steel products.

Warehouse, delivery, selling and marketing expenses.    Our warehouse, delivery, selling and marketing expenses for the six months ended June 30, 2007 were $16.1 million, as compared to $10.6 million for the six months ended June 30, 2006, an increase of $5.5 million, or 52.4%. Of this increase, $1.7 million was attributable to increases in maintenance and trucking, depreciation and other expenses in Israel, $1.7 million was attributable to salary increases and the hiring of new employees in Israel in preparation for our expected future domestic growth, $1.4 million was attributable to an increase in the expenses of Hadco and M.T.S, consisting primarily of salary and other payroll expenses, and $0.7 million was attributable to expenses from our other subsidiaries. As a percentage of our revenues, our warehouse, delivery, selling and marketing expenses for the six months ended June 30, 2007 were 10.9%, as compared to 10.4% for the six months ended June 30, 2006 due to revenues increasing at a lower rate over this period than these expenses.

General and administrative expenses.    Our general and administrative expenses for the six months ended June 30, 2007 were $5.7 million, as compared to $4.3 million for the six months ended June 30, 2006, an increase of $1.4 million, or 32.0%. Of this increase, $0.6 million was attributable to the inclusion of the expenses of Hadco, offset by a decrease of $0.3 million in the general and administrative expenses of Shintu, an increase of $0.3 million was attributable to increases in salary and related expenses associated with salary increases and the addition of employees in Israel, $0.1 was attributable to an increase in the expenses of Gilinox and $0.7 million was attributable to other expenses in Israel. As a percentage of our revenues, our general and administrative expenses for the six months ended June 30, 2007 were 3.8%, as compared to 4.2% for the six months ended June 30, 2006.

Financial expenses, net.    Our financial expenses, net for the six months ended June 30, 2007 were $5.2 million, as compared to $4.6 million for the six months ended June 30, 2006, an increase of $0.6 million, or 14.1%. The increase in our financial expenses is due to the increase in consolidated net debt during this period and was offset by interest income derived from investment of the funds raised in a private placement in April 2006 and by lower interest rates on our bank loans.

Adjustment of liability in respect of warrants issued.    Adjustment of liability in respect of warrants issued for the six months ended June 30, 2007 resulted in $5.9 million of expenses, as compared to $44,000 for the six months ended June 30, 2006. As discussed under ‘‘Trends and Uncertainties—Adjustment of liability in respect of warrants issued,’’ our warrants are treated as derivative instruments. The adjustment of liability in respect of

Management’s discussion and analysis of financial condition and results of operations warrants issued resulted from an increase in the market price of our ordinary shares during the relevant period. These expenses are not incurred for any period after May 27, 2007 since we have removed the indexation to the Israeli CPI from our bonds.

Income taxes.    Our total income taxes for the six months ended June 30, 2007 were $5.3 million, as compared to $2.9 million for the six months ended June 30, 2006, an increase of $2.4 million, or 83.3%. Our total income taxes increased primarily as a result of higher income during this period and as a result of higher expenses that were not deductible, which expenses were principally attributable to the adjustment of liability in respect of warrants issued, partially offset by a reduction in the applicable Israeli corporate tax rate from 31% to 29% for the six months ended June 30, 2006 versus the six months ended June 30, 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues.    Our revenues for the year ended December 31, 2006 were $233.8 million, as compared to $134.6 million for the year ended December 31, 2005, an increase of $99.3 million, or 73.8%. The principal reason for our revenue growth in 2006 was increased revenues from our international operations. Revenues from our international operations (which include our revenues from exports from Israel to customers abroad and revenues generated by our international subsidiaries) for the year ended December 31, 2006 were $81.8 million, as compared to $25.9 million for the year ended December 31, 2005, an increase of $55.9 million, or 215.7%. Our international revenues increased principally as a result of the substantial growth of our operations in the United States, where our revenues in 2006 increased $42.4 million, as compared to 2005, or 2104.1%, primarily due to increased revenues from M.T.S. and the consolidation of Hadco, as well as increased revenues from Primapol, where revenues increased $11.3 million, or 217.0%, principally due to an increase in customers and expanded product lines. In addition, increased demand for our products and the expansion of our product lines in Israel also contributed to our revenue growth. Our revenues from our domestic operations for the year ended December 31, 2006 were $152.0 million, as compared to $108.7 million for the year ended December 31, 2005, an increase of $43.4 million, or 39.9%.

Cost of goods sold and gross profit.    Our cost of goods sold for the year ended December 31, 2006 was $161.5 million, as compared to $94.7 million for the year ended December 31, 2005, an increase of $66.8 million, or 70.5%. Our cost of goods sold increased primarily as a result of our increased revenues. Our cost of goods sold as a percentage of our revenues for the year ended December 31, 2006 was 69.1%, as compared to 70.4% for the year ended December 31, 2005. Our gross profit for the year ended December 31, 2006 was $72.3 million, as compared to $39.8 million for the year ended December 31, 2005, an increase of $32.4 million, or 81.4%. Our gross profit increased primarily as a result of the increase in our revenues over this period, which was attributable principally to the growth of our international operations, both in the United States and the Czech Republic and increased demand for our products and services in Israel. Our gross margin was 30.9% for the year ended December 31, 2006, as compared to 29.6% for the year ended December 31, 2005.

Warehouse, delivery, selling and marketing expenses.    Our warehouse, delivery, selling and marketing expenses for the year ended December 31, 2006 were $24.7 million, as compared to $13.9 million for the year ended December 31, 2005, an increase of $10.8 million, or 77.2%. Of this increase, $5.3 million was attributable to the inclusion of the expenses of Hadco, which included salary and other costs for Hadco employees, $2.7 million was attributable to salary increases and the hiring of new employees in Israel in preparation for our future domestic growth and $2.8 million was attributable to increases in maintenance and trucking, depreciation and other expenses. As a percentage of our revenues, our warehouse, delivery, selling and marketing expenses for the year ended December 31, 2006 were 10.5%, as compared to 10.4% for the year ended December 31, 2005.

General and administrative expenses.    Our general and administrative expenses for the year ended December 31, 2006 were $9.6 million, as compared to $6.1 million for the year ended December 31, 2005, an increase of $3.5 million, or 57.3%. Of this increase, $2.0 million was attributable to the inclusion of the expenses of Hadco, $0.5 million was attributable to increases in salary and related expenses associated with

Management’s discussion and analysis of financial condition and results of operations salary increases and the addition of employees in Israel, and $1.0 million was attributable to other expenses. As a percentage of our revenues, our general and administrative expenses for the year ended December 31, 2006 were 4.1%, as compared to 4.5% for the year ended December 31, 2005.

Financial expenses, net.    Our financial expenses, net for the year ended December 31, 2006 were $8.1 million, as compared to $6.7 million for the year ended December 31, 2005, an increase of $1.4 million, or 21.6%. Our financial expenses, net increased primarily as a result of a $1.7 million increase in 2006 in interest expense related to our long-term debt and bank loans, which was higher as a result of an increase in the outstanding principal amount of our debt in 2006. In addition, financial expenses, net decreased by $1.6 million as a result of an increase in income from available-for-sale marketable securities, which was offset by a decrease of $0.4 million of financial income from bank deposits. Our foreign currency exchange losses increased by $0.8 million for the year ended December 31, 2006.

Adjustment of liability in respect of warrants issued.    Adjustment of liability in respect of warrants issued for the year ended December 31, 2006 resulted in $3.0 million of expenses, as compared to $0.4 million of income for the year ended December 31, 2005. As discussed under ‘‘Trends and Uncertainties — Adjustment of liability in respect of warrants issued,’’ our warrants are treated as derivative instruments. The adjustment of liability in respect of warrants issued resulted from an increase in the market price of our ordinary shares during the relevant period.

Income taxes.    Our total income taxes for the year ended December 31, 2006 were $9.2 million, as compared to $3.7 million for the year ended December 31, 2005, an increase of $5.5 million, or 150.5%. Our total income taxes increased primarily as a result of higher income during this period and as a result of higher expenses that were not deductible, which expenses were principally attributable to the adjustment of liability in respect of warrants issued, partially offset by a reduction in the applicable Israeli corporate tax rate from 34% to 31% for the year ended December 31, 2005 versus the year ended December 31, 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues.    Our revenues for the year ended December 31, 2005 were $134.6 million, as compared to $111.8 million for the year ended December 31, 2004, an increase of $22.7 million, or 20.3%. The principal reason for our revenue growth was the increase in revenues in 2005 from our domestic operations. Our revenues from our domestic operations (excluding our revenues from exports from Israel) for the year ended December 31, 2005 were $108.7 million, as compared to $92.9 for the year ended December 31, 2004, an increase of $15.8 million, or 17.0%. Our domestic revenues increased primarily as a result of additional revenues in 2005 generated from our agreement with IAI and, to a lesser extent, as a result of increased demand in 2005 from our existing customers in Israel and expansion of our product lines in Israel. Our revenues from our international operations (which include our revenues from exports from Israel to customers abroad and revenues generated by our international subsidiaries) for the year ended December 31, 2005 were $25.9 million, as compared to $18.9 million for the year ended December 31, 2004, an increase of $7.0 million, or 36.8%. The increase in revenues from our international operations was attributable primarily to increased revenues in 2005 in the Czech Republic and the United States, where we commenced operations during this period. In addition, our revenues from international operations also increased as a result of increased exports from Israel.

Cost of goods sold and gross profit.    Our cost of goods sold for the year ended December 31, 2005 was $94.7 million, as compared to $72.8 million for the year ended December 31, 2004, an increase of $21.9 million, or 30.1%. Our cost of goods sold as a percentage of our revenues was 70.4% for the year ended December 31, 2005, as compared to 65.1% for the year ended December 31, 2004. Our gross profit was $39.8 million for the year ended December 31, 2005, as compared to $39.0 million for the year ended December 31, 2004, an increase of $0.8 million, or 2.1%. Our gross margin was 29.6% for the year ended December 31, 2005, as compared to 34.9% for the year ended December 31, 2004. Our cost of goods sold increased primarily as a result of increased revenues, however, our gross margin in 2005 decreased due to an increase in the average cost of our inventory and a decrease in the average price of stainless steel in 2005.

Warehouse, delivery, selling and marketing expenses.    Our warehouse, delivery, selling and marketing expenses for the year ended December 31, 2005 were $13.9 million, as compared to $10.2 million for the year ended December 31, 2004, an increase of $3.8 million, or 37.0%. Of this increase, $1.6 million was attributable to

Management’s discussion and analysis of financial condition and results of operations salary increases and the hiring of additional employees in Israel, $1.3 million was attributable to maintenance and trucking, depreciation, marketing and other expenses and $0.9 was attributable to the commencement of our activities in the Czech Republic. As a percentage of our revenues, our warehouse, delivery, selling and marketing expenses for the year ended December 31, 2005 were 10.3%, as compared to 9.1% for the year ended December 31, 2004.

General and administrative expenses.    Our general and administrative expenses for the year ended December 31, 2005 were $6.1 million, as compared to $4.6 million for the year ended December 31, 2004, an increase of $1.5 million, or 32.6%. Of this increase, $1.0 million was attributable to depreciation and maintenance expenses related to our facilities in Israel, $0.3 million was due to international expansion in 2005, particularly in the Czech Republic and the United States, and $0.2 million was due to additional salary expenses. As a percentage of our revenues, our general and administrative expenses for the year ended December 31, 2005 were 4.5%, as compared to 4.1% for the year ended December 31, 2004.

Financial expenses, net.    Our financial expenses, net for the year ended December 31, 2005 were $6.7 million, as compared to $2.8 million for the year ended December 31, 2004, an increase of $3.9 million, or 141.2%. Our financial expenses, net increased primarily as a result of a $2.9 million increase in 2005 in interest expense relating to our debt, which was higher as a result of an increase in the outstanding principal amount of our debt in 2005. In addition, financial expenses, net increased by $0.9 million as a result of a decrease in income from available-for-sale marketable securities, which was partially offset by an increase of $0.4 million of financial income from bank deposits. Our foreign currency exchange losses increased by $0.6 million for the year ended December 31, 2005.

Adjustment of liability in respect of warrants issued.    Adjustment of liability in respect of warrants issued for the year ended December 31, 2005 resulted in $0.4 million of income, as compared to $0.0 for the year ended December 31, 2004, as no warrants were issued and outstanding in 2004. As discussed under ‘‘Trends and Uncertainties — Adjustment of liability in respect of warrants issued,’’ our warrants are treated as derivative instruments. Adjustment of liability in respect of warrants issued resulted from the issuance in private placements of warrants in April 2005 and bonds in September 2005.

Income taxes.    Our total income taxes for the year ended December 31, 2005 were $3.7 million, as compared to $7.4 for the year ended December 31, 2004, a decrease of $3.7 million, or 50.5%. Our total income taxes decreased primarily as a result of a decrease in our income.

Quarterly results of operations

The following tables show our unaudited quarterly statements of income for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Operating results for any quarter are not necessarily indicative of results for a full year.

Management’s discussion and analysis of financial condition and results of operations

	Three months ended
	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
Consolidated statements of income data:	2005		2006				2007
	(in thousands of US dollars)
Revenues	$33,612	$33,934	$42,661	$59,367	$62,281	$69,496	$71,875	$75,884
Cost of goods sold	23,793	24,334	30,600	41,918	42,167	46,846	49,298	53,253
Gross profit	9,819	9,600	12,061	17,449	20,114	22,650	22,577	22,631
Expenses:
Warehouse, delivery, selling and marketing	3,473	3,986	4,826	5,758	6,309	7,786	7,771	8,360
General and administrative	1,683	1,473	2,073	2,228	2,625	2,628	2,874	2,805
Total expenses	5,156	5,459	6,899	7,986	8,934	10,414	10,645	11,165
Operating income	4,663	4,141	5,162	9,463	11,180	12,236	11,932	11,466
Financial expenses, net	1,954	1,976	1,716	2,874	2,253	1,256	1,769	3,470
Adjustment of liability in respect of warrants issued	100	(172)	693	(649)	892	2,105	3,182	2,751
Other expenses (income), net	2	1	7	(28)	(24)	(46)	9	(51)
Income before income taxes	2,607	2,336	2,746	7,266	8,059	8,921	6,972	5,296
Income taxes	463	273	985	1,905	2,656	3,603	3,043	2,253
Income before minority interest in earnings of a subsidiary	2,144	2,063	1,761	5,361	5,403	5,318	3,929	3,043
Minority interest in (loss) earnings of a subsidiary	(15)	121	15	(16)	3	12	4	(17)
Net income	$2,159	$1,942	$1,746	$5,377	$5,400	$5,306	$3,925	$3,060

Our quarterly revenues and results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operations, borrowings under our or our subsidiaries’ working capital lines of credit, proceeds from issuances of securities and supplier credit. We believe that the net proceeds from this offering, our available cash and cash equivalents, cash flows from operations and cash available under our and our subsidiaries’ lines of credit will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months.

Our principal source of operating cash is payments received from customers in connection with the distribution and sale of our metals and engineered plastic products. The principal uses of our cash are payments associated with procuring and processing metals and other products, costs incurred for the warehousing and delivery of inventories, sales and administration costs, costs associated with expanding new product lines, costs associated with establishing new or expanding existing international operations, costs associated with acquisitions of new businesses and capital expenditures, including the installation of additional automatic warehouses and expansion of an existing warehouse, the expansion of shedded warehouses and the purchase of additional processing equipment and trucks.

Operating activities

As a one-stop shop provider of finished and semi-finished metals and engineered plastic products, we maintain an extensive inventory of aluminum, stainless steel, steel and other metals and engineered plastic that is, in terms of its dollar value, subject to market fluctuations. It is our policy to maintain inventory levels of the products necessary to execute our ‘‘just-in-time’’ delivery business strategy and dynamic pricing model and to expand our product lines. As a result of this business strategy, our inventory levels may be higher than those of our competitors.

Management’s discussion and analysis of financial condition and results of operations

We generally purchase our metals and engineered plastic products at prevailing market prices. This strategy permits us to make opportunistic purchases at times when we believe prices are beneficial to us. When metals prices rise, our working capital (which is current assets minus current liabilities) requirements and our overall profitability tend to increase. Conversely, our working capital requirements and our overall profitability tend to decrease when metals prices fall. Our working capital was $243.2 million as of June 30, 2007, as compared to $200.4 million as of December 31, 2006, representing an increase of $42.8 million, or 21.4%. The working capital increase was primarily attributable to increases in our and in our subsidiaries’ inventories of $45.9 million and an increase in our trade receivables of $9.9 million, attributable to increased product sales, and partially offset by an increase in our trade payables of $3.9 million. Our working capital was $200.4 million as of December 31, 2006, as compared to $111.2 million as of December 31, 2005, representing an increase of 80.2%. The working capital increase was primarily attributable to increases (during the same period) in our inventory of $55.1 million, which was attributable to the addition of fluid products and other new product lines in Israel, the purchase of Hadco’s inventory for $8.0 million and expansion of our inventory at M.T.S., Hadco and Primapol and expansion of our operations, an increase (during the same period) in our trade receivables of $30.7 million, which was attributable to price increases for our products and increased product sales and partially offset by an increase (during the same period) in our trade payables of $17.2 million, which also was the result of an increase in the prices for the products we purchase.

Changes in metals and other product prices affect our liquidity because timing differences between when we pay for our supplies and when we receive payments for our products from our customers. In Israel, we typically collect our trade receivables within 110 days of the sale, which is customary for our industry in Israel. In the United States and the Czech Republic, we typically collect our trade receivables within 45 days of the sale. However, we tend to purchase and pay for replacement products (which are more expensive when metals product prices increase) in a much shorter period. As a result, when product prices are increasing, we tend to rely more on our bank loans or our cash balances to supplement our cash flow. When product prices decrease, we can replace our inventory at a lower cost and, thus, generally do not rely on our bank loans or cash balances to the same extent to cover our cash flow cycle. We believe that our cash flow from operations, supplemented with the cash available under our bank loans and cash balances will provide us with sufficient liquidity to meet our obligations and operational requirements during the current metals product price environment.

Net cash used by operating activities for the six months ended June 30, 2007 was $40.8 million. Net cash used by operating activities was driven primarily by an increase in inventory in the amount of $47.4 million, primarily related to an increase in inventory in Israel in the amount of $34.9 million (which inventory increase was principally due to an increase in the quantity of aluminum and steel products, an increase in the prices for metals products, an increase in inventory levels in the United States and the Czech Republic and the creation of an initial inventory in Romania), an increase in trade receivables in the amount of $10.7 million and an increase in other accounts receivable and pre-paid expenses in the amount of $2.9, partially offset by a change in trade payables of $4.4 million and net income in the amount of $7.0 million.

Net cash used by operating activities for the year ended December 31, 2006 was $24.0 million. Net cash used by operating activities was driven primarily by an increase in inventory in the amount of $38.9 million, primarily related to an increase in inventory in Israel, and trade receivables in the amount of $24.0 million, partially offset by a change in trade payables of $15.6 million and net income in the amount of $17.8 million.

Net cash used by operating activities for the year ended December 31, 2005 was $13.3 million. Net cash used by operating activities was driven primarily by an increase in inventory in the amount of $20.6 million, primarily related to an increase in inventory in Israel, and trade receivables in the amount of $9.0 million, partially offset by a change in trade payables in the amount of $5.7 million and net income in the amount of $9.8 million.

Net cash used by operating activities for the year ended December 31, 2004 was $28.3 million. Net cash used by operating activities was driven primarily by an increase in inventory in the amount of $27.4 million, primarily by an increase in inventory in Israel and prices increases, particularly stainless steel price increases, and trade receivables in the amount of $20.3 million, partially offset by net income in the amount of $13.3 million.

Management’s discussion and analysis of financial condition and results of operations

Investing activities

Our capital expenditures for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004 were $11.3 million, $9.5 million, $14.7 million and $7.6 million, respectively. Capital expenditures for the six months ended June 30, 2007 were primarily related to the leasehold improvements in Israel, the purchase of vehicles in Israel, expansion of our warehouses in Israel (including our automatic warehouses), purchases of computers and IT equipment and completing the construction of Gilinox’s warehouse. Capital expenditures in 2006 were primarily related to the establishment of Gilinox, including the purchase of land and building of facilities, investment in machinery, expansion of our warehouses in Israel and purchases of computers and IT equipment and vehicles. Capital expenditures in 2005 were primarily related to the completion of an investment program relating to our Israeli operations, which included the installation of two automatic warehouses, purchases of processing equipment, the expansion of our sales hall, the improvements on approximately 6.2 acres of additional land adjacent to our existing property and additional expenditures and the implementation of our SAP information management platform. Capital expenditures in 2004 were related primarily to the commencement of an investment program relating to our Israeli operations.

Our Board of Directors has approved, for 2007, capital expenditures of $8.2 million relating primarily to improving our automatic warehouses in Israel, which will include installing a fifth automatic warehouse and expanding one of our existing automatic warehouses. Some of our capital expenditures for 2007 and 2008 may also be used for a new facility in the Czech Republic. As part of our growth strategy, we intend to look for value-added businesses that we can acquire at reasonable prices. As of the date of this prospectus, we do not have agreements or undertakings regarding any specific acquisition or investment.

Our level of capital expenditures may be adjusted from time to time depending on the development of our business, our ability to maintain adequate liquidity and other factors.

Net cash provided by investing activities for the six months ended June 30, 2007 was $4.9 million. Net cash provided by investing activities was driven primarily by proceeds from the sale and maturities of available-for-sale marketable securities in the amount of $46.2 million, particularly short-term State of Israel bonds, and was partially offset by the purchase of available-for-sale marketable securities in the amount of $29.5 million, leasehold improvements related to additional land leased in Israel, the purchase of vehicles in Israel, warehouse equipment and warehouse facilities (including automatic warehouses) in Israel and the completion of the construction of our warehouse facilities in Romania in the amount of $11.3 million.

Net cash used by investing activities for the year ended December 31, 2006 was $58.7 million. Net cash used by investing activities was primarily driven by our purchase of available-for-sale marketable securities in the amount of $47.9 million, particularly short-term State of Israel bonds, the acquisition of the business operations of three distribution centers by Hadco for $11.1 million and the purchase of properties and equipment totaling $9.6 million, consisting principally of the purchase of land and construction of facilities in Romania and the purchase of computers and IT equipment in Israel, partially offset by the sale of available-for-sale marketable securities in the amount of $10.5 million.

Net cash used by investing activities for the year ended December 31, 2005 was $18.0 million. Net cash used by investing activities was primarily driven by the purchase of available-for-sale marketable securities in the amount of $8.5 million, the acquisition of Primapol for $1.2 million and the purchase of properties and equipment totaling $14.7 million, principally the completion of installation of the automatic warehouses in Israel, implementation of our SAP information management platform and facility improvements, partially offset by the sale of available-for-sale marketable securities in the amount of $6.0 million.

Net cash provided by investing activities for the year ended December 31, 2004 was $1.9 million. Net cash provided by investing activities was primarily driven by the sale of available-for-sale marketable securities in the amount of $14.7 million and was offset by the purchase of available-for-sale marketable securities in the amount of $5.2 million and the purchase of properties and equipment totaling $7.6 million, principally for installation of automatic warehouses and facilities improvement.

Management’s discussion and analysis of financial condition and results of operations

Financing activities

We finance our ongoing operations from four main sources: bank loans, securities offerings, supplier credit and credit facilities.

Bank loans.    We have unsecured bank loans from the following banks: Bank Leumi Le-Israel Ltd., Bank Hapoalim Ltd., Otzar Hahayal Ltd., Discount Bank Ltd., Bank Mizrahi-Tfahot Ltd., Merkantil Discount Bank Ltd., Benleumi Bank Ltd., Union Bank Ltd., The Industrial Development Bank Ltd. and the Bank of Jerusalem Ltd. We periodically use these loans for working capital and they bear interest at the prevailing prime rate. As of June 30, 2007, the average interest rate on our bank loans was 5.49% and the aggregate amount outstanding under these bank loans was $98.1 million. As of the date of this prospectus, the average interest rate on our bank loans was 5.4% and the aggregate amount outstanding under these bank loans was $110.9 million.

Securities offerings.    At times, we have financed our operations through the issuance of our ordinary shares pursuant to private placements in Israel. On April 10, 2006, we issued 2,935,000 ordinary shares to FIMSCO Limited Partnership, which we refer to herein as FIMSCO, for a total purchase price of $33.3 million which represented, after giving effect to the issuance of such ordinary shares, 27.6% of our issued and paid up share capital and voting rights and 25.1% of our issued share capital and voting rights, on a fully diluted basis. The net proceeds of the issuance were $33.1 million. On March 27, 2006, we issued 545,455 ordinary shares to Migdal Insurance Company Ltd. and its related companies, which represented, immediately after giving effect to the issuance of such ordinary shares, 6.2% on a fully diluted basis of our issued and paid-up share capital and 7.2% of our voting rights on a fully diluted basis, for $6.4 million. On April 5, 2005, we issued 96.2 units to institutional investors for net proceeds in an aggregate amount equal to $8.6 million. Each unit consisted of 7,000 ordinary shares and 5,000 warrants, with a purchase price of $13.30 per share allocated only to the ordinary shares. In the aggregate, we issued 673,400 shares and 481,000 warrants, which represented 9.4% of our issued and outstanding share capital and 15.1% of our share capital on a fully diluted basis. Each warrant can be exercised to purchase one ordinary share at an exercise price equal to NIS 65.52, as adjusted, commencing on the issuance date through April 5, 2009.

We have also financed our operations by raising proceeds received from the issuance of bonds in private placements. On March 5, 2007, we issued bonds in an aggregate principal amount equal to $35.6 million. These bonds bear interest at a rate per annum equal to 5.1%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in five equal annual installments commencing on March 5, 2011. On September 28, 2005, we issued bonds in an aggregate principal amount equal to $10.9 million and 600,000 warrants for the purchase of our ordinary shares. The bonds bear interest at rate per annum equal to 3.95%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in four equal annual installments commencing on September 30, 2008. Each warrant can be exercised to purchase one ordinary share at an exercise price equal to NIS 65.45, as adjusted, commencing on the issuance date through September 30, 2011. On January 13, 2005, we issued bonds in an aggregate principal amount equal to $13.8 million. The bonds bear interest at a rate per annum equal to 5.95%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in six equal annual installments commencing on January 13, 2007. On February 4, 2005, we issued bonds in an aggregate principal amount to $4.6 million. The bonds bear interest at a rate per annum equal to 5.9%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in six equal annual installments commencing on January 13, 2007. On February 14, 2004, we issued bonds in an aggregate principal amount equal to $11.2 million. The bonds bear interest at a rate per annum equal to 6.1%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in three equal annual installments commencing on February 26, 2009.

The $13.8 million bonds, the $10.9 million bonds and the $4.6 million bonds each contain restrictions, including change of control provisions and restrictions on our management, including who may act as our Chief Executive Officer.

Supplier credit.    As of June 30, 2007 and December 31, 2006 supplier credit from all suppliers was $39.8 million and $36.0 million, respectively. The credit we receive from our suppliers does not bear interest.

Management’s discussion and analysis of financial condition and results of operations

Credit facilities.    On January 24, 2007, M.T.S. and Hadco together entered into a $12 million revolving credit facility and a $7 million term loan facility with Bank Leumi USA, also referred to in this paragraph as Bank Leumi. The outstanding principal amount of the revolving credit loans bears interest at the prime rate plus 0.25% while the outstanding principal amount of the term loan bears interest at the prime rate plus 0.50%. The principal of each revolving credit loan or term loan may be repaid in whole or in part, without premium or penalty, provided that any partial payment is in an amount equal to at least $1.0 million. In connection with the agreement, among other things (1) M.T.S. and Hadco each entered into a security agreement with Bank Leumi granting Bank Leumi, upon written notice, a security interest in the trade receivables and inventory of each subsidiary, (2) we separately agreed with Bank Leumi to purchase from Bank Leumi all of Hadco’s inventory upon the occurrence of an event of default and (3) if the combined tangible net worth (total assets minus total liabilities) of M.T.S. and Hadco plus subordinated debt owed to Scope as of December 31 of each year does not equal $4.7 million, then the amount of subordinated debt must be adjusted (either up or down) so that the combined tangible net worth of M.T.S. and Hadco plus the amount of subordinated debt equals $4.7 million. As of June 30, 2007, there was a total of $18.6 million in outstanding principal amount under the revolving credit facility and under the term loan facility.

The M.T.S. and Hadco revolving credit facility contains restrictions and events of default that limit our, or their, ability to operate our respective businesses, including our ability to incur additional debt (including secured debt) and grant liens on our assets.

On November 15, 2005, Primapol entered into an agreement with Volkbank CZ, a.s., also referred to as Volksbank, establishing an overdraft credit facility in the amount of €0.5 million (or $0.6 million) which bears interest at the three-month Euribor rate plus 2.0%, payable on a quarterly basis. On November 15, 2006, the agreement was amended to increase the overdraft credit to €1.0 million (or $1.3 million). In the event of a default by Primapol, Primapol must assign its trade receivables to Volkbank until the amounts drawn down on the facility are repaid. As of June 30, 2007, there was $1.2 million outstanding under this credit facility.

On March 14, 2007, Primapol entered into an agreement with Oberbank AG establishing a line of credit in the amount of €0.4 million (or $0.5 million) which bears interest at the three-month Euribor rate plus 1.9%, payable on a quarterly basis. On September 3, 2007, the line of credit was increased to €1.0 million (or $1.4 million). As of June 30, 2007, there was $0.2 million outstanding under this credit facility.

On May 28, 2007, Gilinox entered into a €2.0 million (or $2.7 million) revolving credit facility with Bank Leumi Romania, S.A. for a term of one year that bears interest at the rate of three-month Eurobor plus 2.3%. Pursuant to this agreement, we (1) agreed to continue to own a majority of the stock and retain voting control over Gilinox, (2) committed not withdraw any retained earnings from Gilinox over the next three years and (3) agreed to subordinate at least $1.3 million of existing shareholder loans to Gilinox, or alternatively, to convert the loans into shareholders’ equity, so long as the credit facility is outstanding. As of June 30, 2007, no amounts were outstanding under this credit facility.

On September 27, 2007, Gilinox entered into a €6.0 million (or $8.4 million) credit facility with Bank Leumi Romania, S.A., or Bank Leumi Romania, for a term of ten years that bears interest at the rate of six-month Euribor plus 2.6%, payable semi-annually. Pursuant to this agreement, Gilinox (1) provided Bank Leumi Romania with a first priority mortgage over its land and storage facility in Romania, (2) provided Bank Leumi Romania with a security interest in certain of its equipment and (3) assigned to Bank Leumi Romania its rights under an insurance policy covering the facility and equipment that are the subject of the mortgage and security interest. Additionally, pursuant to the agreement, we agreed that we (1) will not change the shareholdings in Gilinox, (2) will not withdraw dividends from Gilinox for a period of three years without the prior consent of Bank Leumi Romania and (3) agreed to subordinate at least €1.0 million (or $1.4 million) of our existing shareholder’s loans to Gilinox, or alternatively to convert such loans to share capital. The funds from this credit facility may be withdrawn to repay up to 80% of a loan from us to Gilinox. As of the date of this prospectus $8.6 million was outstanding under this credit facility.

On August 7, 2007, Primapol and Primaspot Poland entered into an agreement with Mizrahi Tefahot Bank Limited in London, also referred to as UMTB, establishing a credit facility in the amount of €3.5 million ($4.8 million), consisting of a €2.5 million ($3.4 million) overdraft facility and a €1.0 million ($1.4 million)

Management’s discussion and analysis of financial condition and results of operations letter of credit facility. The credit facility is guaranteed by us and by Primapol and accrues interest at a rate of LIBOR plus 2.00%, payable on a monthly basis. Pursuant to this agreement, among other terms, (1) Primapol’s shareholder’s equity, plus long term loans from us, is required at all times to remain above €3.0 million, (2) no other bank will be granted a security interest greater than UMTB and (3) Primaspot Poland will remain a subsidiary of Primapol for the duration of the agreement. In addition, we agreed not to sell any of our interest in Primapol or Primaspot Poland or their property or assets, without the prior written consent of UMTB. As of the date of this prospectus, $3.6 million was outstanding under this credit facility.

On January 21, 2007, we declared a dividend in an amount equal to NIS 25 million, or $5.9 million, which was paid on February 25, 2007. On February 10, 2005, we declared a dividend in an amount equal to NIS 14.9 million, or $3.3 million, which was paid on March 2, 2005. On August 23, 2005, we declared a dividend in an amount equal to NIS 15 million, or $3.3 million, which was paid on September 18, 2005.

Net cash provided by financing activities for the six months ended June 30, 2007 was $34.7 million. Net cash provided by financing activities was primarily driven by the issuance of long-term bonds of $35.6 and bank loans received in the amount of $26.6 million, and was partially offset by the repayment of long-term loans of $11.1 million, a decrease in short-term loans in the amount of $6.3 million, the payment of a dividend to our shareholders in the amount of $6.0 million and the repayment of debentures in the amount of $4.2 million.

Net cash provided by financing activities for the year ended December 31, 2006 was $63.7 million. Net cash provided by financing activities was primarily driven by bank loans received in the amount of $61.3 million and the issuance of our ordinary shares and the exercise of our outstanding warrants of $41.6 million, partially offset by the repayment of bonds and bank loans in an amount equal to $39.2 million.

Net cash provided by financing activities for the year ended December 31, 2005 was $44.4 million. Net cash provided by financing activities was primarily driven by bank loans received in the amount of $30.9 million, the issuance of our ordinary shares and warrants of $8.8 million and the issuance of long-term bonds of $29.2 million, partially offset by the repayment of long-term loans of $15.4 million and the payment of a dividend to our shareholders in the amount of $6.8 million.

Net cash provided by financing activities for the year ended December 31, 2004 was $36.5 million. Net cash provided by financing activities was primarily driven by bank loans received in the amount of $35.0 million and the issuance of our ordinary shares of $4.3 million and the issuance of long-term bonds in the amount of $11.1 million, partially offset by the repayment of long-term loans and bonds of $12.9 million.

Contractual obligations and commercial commitments

Contractual and commercial commitments as of December 31, 2006:	Total	2007	2008	2009	2010	2011 and thereafter
	(in thousands of US dollars)
Leases	$3,639	$861	$761	$705	$628	$684
Long term debt	147,842	33,602	33,119	31,310	23,851	25,960
Purchase obligations	98,083	21,847	17,531	18,925	19,890	19,890
Total	$249,564	$56,310	$51,411	$50,940	$44,369	$46,534

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Corporate tax

Israeli companies are generally subject to income tax at the corporate rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for all tax years thereafter. The corporate tax rate declined from 34% in 2004 to 31% in 2006.

Management’s discussion and analysis of financial condition and results of operations

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,’’ or ‘‘FIN 48.’’ FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition, or ‘‘step one,’’ occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement, or ‘‘step two,’’ is only addressed if step one has been satisfied (ie, the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the greatest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, ‘‘Accounting for income taxes,’’ or ‘‘FAS 109.’’ This includes tax positions considered to be ‘‘routine’’ as well as those with a high degree of uncertainty.

FIN 48 has also expanded disclosure requirements. Disclosure requirements now include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as any specific detail related to tax uncertainties for which it is reasonably possible that the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, ‘‘Fair Value Measurements,’’ or ‘‘SFAS No. 157,’’ which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities,’’ or ‘‘SFAS No. 159.’’    SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods covered thereby. We are currently evaluating the impact that SFAS No. 159 will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

A majority of our and our subsidiaries’ revenues is generated in NIS. In addition, a substantial portion of our operating expenses and most of our Israeli subsidiaries’ costs are incurred in NIS and, as a result, our functional currency and the functional currency of our Israeli subsidiaries is the NIS. Primapol’s and Gilinox’s functional currency is the euro. MTS and Hadco’s functional currency is the US dollar. Our reporting currency is the US dollar.

We translate assets and liabilities at year-end exchange rates and we translate statement of operations items at average exchange rates prevailing during the year. We record translation adjustments as a separate component, other comprehensive loss, in shareholders’ equity.

Management’s discussion and analysis of financial condition and results of operations

As of June 30, 2007, accumulated other comprehensive loss increased by $0.1 million as compared to December 31, 2006. As of December 31, 2006, accumulated other comprehensive loss decreased by $9.8 million as compared to December 31, 2005. As of December 31, 2005, accumulated other comprehensive loss increased by $3.7 as compared to December 31, 2004.

Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

We estimate foreign exchange risk as the potential change in fair value resulting from a hypothetical 10% change in the year-end dollar exchange rate. Our revenues and operating expenses generated by our Israeli operations principally are denominated in NIS and therefore are exposed to exchange rate fluctuations between the NIS and the US dollar. For the six months ended June 30, 2007 and the year ended December 31, 2006, our revenues denominated in the NIS were $80.4 million and $126.3 million, respectively. As of June 30, 2007 and December 31, 2006 our net assets (liabilities) denominated in the NIS were ($78.8) million and ($39.2) million, respectively. Assuming an adverse foreign exchange rate fluctuation, we would experience an adverse change  in US dollar revenues. A hypothetical 10% devaluation of the NIS against the US dollar would thus result in a decrease in our revenues of approximately $8.4 million for the six months ended June 30, 2007 and  $12.6 million for the year ended December 31, 2006. A hypothetical 10% devaluation of the NIS against the US dollar would also result in a decrease in our net assets of approximately $7.9 million as of June 30, 2007 and $3.9 million as December 31, 2006.

Primapol’s and Gilinox’s revenues and operating expenses principally are denominated in euros and therefore are exposed to exchange rate fluctuations between the euro and the US dollar. For the six months ended June 30, 2007 and the year ended December 31, 2006, our revenues denominated in the euro were $9.0 million and $11.3 million, respectively. For the six months ended June 30, 2007 and December 31, 2006, our net assets (liabilities) denominated in the euro were ($4.1) and ($2.8) million, respectively. Assuming an adverse foreign exchange rate fluctuation, we would experience an adverse change in US dollar revenues. A hypothetical 10% devaluation of the euro against the US dollar would thus result in a decrease in our revenues of approximately $0.9 million for the six months ended June 30, 2007 and $1.0 million for the year ended December 31, 2006. A hypothetical 10% devaluation of the euro against the US dollar would also result in a decrease in our net assets of approximately $0.4 million as of June 30, 2007 and $0.3 million as of December 31, 2006.

Interest rate risk

As of June 30, 2007, we had a surplus of liabilities over assets, bearing a variable interest rate, in the amount of $116.3 million, which exposes us to changes in interest rates in the market. As of December  31, 2006, we had a surplus of liabilities over assets, bearing a variable interest rate, in the amount of $108.2 million, which exposes us to changes in interest rates in the market.

The net decrease in our earnings for the six months ended June 30, 2007 resulting from a hypothetical increase of 10% in variable interest rates is approximately $11.6 million. The net decrease in our earnings for the year ended December 31, 2006 resulting from a hypothetical increase of 10% in variable interest rates is approximately $10.8 million.

Israeli CPI.    Our exposure to market rate risk for changes in the Israeli CPI relates primarily to our outstanding debentures. As of June 30, 2007, the total aggregate principal amount of our outstanding debentures linked to CPI was $77.3 million. The net decrease in our earnings for the six months ended June 30, 2007 resulting from an increase of 10% in the Israeli CPI is approximately $7.7 million, assuming all other variables remain constant. As of December 31, 2006, the total aggregate principal amount of our outstanding debentures linked to Israeli CPI was $46.5 million. The net decrease in our earnings for the year ended December 31, 2006 resulting from an increase of 10% in CPI is approximately $4.7 million, assuming all other variables remain constant.

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overview

We are a leading distributor and supplier of finished and semi-finished metals products and engineered plastic products and a provider of logistical services to industrial manufacturers in Israel and throughout the Middle East, Turkey, Greece and Cyprus, with an international presence in the United States, Europe and China. We are a one-stop shop provider of a broad range of metals products, metals components and engineered plastic products, with an extensive inventory that includes over 60,000 off-the-shelf items. Our broad inventory selection, proprietary inventory tracking system and automated warehouses allow us to meet our customers’ needs and short lead times, with over 95% of our deliveries in Israel in 2006 and 2007 being made within 24 hours of receiving an order. Historically, we have been able to maintain strong margins by effectively managing our inventory levels and by focusing on the profitability of each sale. Our strategic location in Israel allows for efficient and timely transportation of our products to domestic and international customers from Israel on a daily basis and efficient management of our imports of metals products and plastic products from our international suppliers. We distribute and supply our metals products and engineered plastics products to our international customers both from our facility in Israel and from our international subsidiaries.

Our growth in recent years has resulted from strong organic growth, international expansion and strategic acquisitions. In 2006, 74.7% of the increase in our revenues was attributable to organic growth as a result of the introduction of new products and the expansion of our customer base. As of the date of this prospectus, we have more than 10,000 customers, with approximately 4,000 customers in Israel and over 6,000 customers internationally, approximately 85% of which, in 2006, were repeat customers. A significant portion of our revenues in 2006 were attributable to sales to existing customers, demonstrating the strength of our long-standing customer relationships.

We distribute and supply metals products, including aluminum, stainless steel, steel, brass, copper, bronze, titanium and nickel alloy, and engineered plastics products. Our off-the-shelf items include sheets, coils, plates, bars, pipes, flanges and fittings, fasteners, valves and actuators, welding materials, gratings, stairs and flooring systems, steam and ventilation systems, fire extinguishing systems and wire. During 2006, we delivered approximately 2,000 products to over 750 customers daily in Israel with an average invoice of approximately $750 per order. We serve customers across a broad range of industries, including aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and others. For the six months ended June 30, 2007 and for the year ended December 31, 2006, 65.9% and 65.0%, respectively, of our revenues were from our customers in Israel while the remaining 34.1% and 35.0%, respectively, of our revenues were from our international customers, including exports from Israel to customers in the Middle East, Europe, the United States and Asia. Our international operations focus on the identification of and participation in niche markets, in contrast to our Israeli operations that offer a more diverse mix of products through a ‘‘one-stop shop’’ experience to our customers.

Beginning in 2005, in addition to increasing our export sales to international customers, we expanded our international operations by establishing or acquiring subsidiaries in the United States, the Czech Republic, Romania, Poland, Germany and China. Our subsidiaries give us global reach, permitting us to access the international markets that we have identified as important to our growth. In each international market, we seek to position ourselves as a niche product provider and intend to grow by building new customer relationships, as well as by introducing new products and services to existing customers.

Our automated and streamlined operations, coupled with our integrated SAP information management platform, enable us to provide ‘‘just-in-time’’ delivery to our customers. From order placement to delivery, our operations are streamlined, fully automated and carefully tracked. In Israel, we have state-of-the-art automated warehouses with computerized cranes, which require limited personnel resources and permit maximum efficiency, for expeditious and accurate product retrieval and order fulfillment.

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Our logistic capabilities and our emphasis on rapid delivery have positioned us as a leading distributor and supplier to our customers in Israel. In addition, our knowledge of purchasing and marketing a wide variety of semi-finished and finished products permits us to identify niche markets internationally.

Since 2005, we experienced significant revenue growth. Our revenues for the six months ended June 30, 2007 were $147.8 million, as compared to $102.0 million for the six months ended June  30, 2006, representing an increase of 44.8%. Our revenues for the year ended December 31, 2006 were $233.8 million, as compared to $134.6 million for the year ended December 31, 2005, an increase of 73.8%. Our net income for the six months ended June 30, 2007 was $7.0 million, as compared to $7.1 million for the six months ended June 30, 2006. Our net income for the year ended December 31, 2006 was $17.8 million, as compared to $9.8 million for the year ended December 31, 2005, representing an increase of 82.1%. Historically, our consolidated operating margins generally have been above the average for public industrial distribution companies and for those companies that we consider our public company competitors. Our operating margin was 15.8% and 14.3%, respectively, for the six months ended June 30, 2007 and for the year ended December 31, 2006.

industry and market overview

For the year ended December 31, 2006, our most significant markets were Israel and the United States (including imports from Israel), where we generated 65.0% and 19.1% of our total revenues, respectively. We believe that the Israeli market for finished and semi-finished metals products and engineered plastics products, in 2006, was valued at approximately $1.8 billion, with approximately $1.2 billion attributable to steel products, approximately $270 million attributable to stainless steel products and approximately $330 million attributable to aluminum products. Purchasing Magazine, an industry publication, estimates that in 2006, the North American metals distribution industry was valued at $126.5 billion.

The Israeli market for finished and semi-finished metals products has experienced significant consolidation in recent years, with four leading companies, including Scope, currently competing in the market. We believe there are few companies in Israel that offer the broad range of products that these top four companies provide, and consider our three main competitors in Israel to be Packer Yadpaz Metals Ltd., Iskoor Metals and Steel Ltd. and Israel Mendelson Technical & Engineering Supply — Kaman (2005) Ltd. In recent periods, competition in Israel has increased. Conversely, the metals distribution industry in North America remains highly fragmented, with over 500 operating companies providing these products and services. As a result of our focus on niche products in North America, we do not believe that we compete head to head with most of our competitors in this market.

The growth in our consolidated revenues in recent years has been primarily enhanced by overall domestic growth in Israel, where gross domestic product has increased from $111.5 billion in 2003 to $129.6 billion in 2006, representing a compounded annual growth rate of 5.1%. Exports from Israel during this period increased from 38.0% of gross domestic product in 2003 to 48.0% in 2006. According to the International Monetary Fund, Israel’s economy is set to continue its strong economic growth. Additionally, the growth in our consolidated revenues has been bolstered further by overall growth in the United States, the Czech Republic and China, where gross domestic product in 2006 increased 3.3%, 6.1% and 10.2%, respectively. Although growth in the United States is expected to slow moderately in 2007, growth in the Czech Republic and China is forecasted to remain strong for the next few years.

This growth in Israel’s economy resulted in increased demand for our products and services. We intend to continue to capitalize on the strong Israeli economy, while also expanding into new and larger international markets. Through our recent acquisitions and expansions, we have already begun to penetrate into new and larger markets that we believe will offer significant growth opportunities, including China, Romania, Poland and Germany, that are also experiencing strong industrial growth. For example, through Dalian, we intend to benefit from China’s demand for niche products that currently are not produced in China. In addition, we believe that our Romanian distribution center is poised to take advantage of growth opportunities as a result of Romania’s entry into the European Union.

Growth in the end-markets served by our customers also has resulted in increased demand for our products and services. We sell our products to a variety of manufacturers and end-users in the aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential

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construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and others. This diversification within our customer base means that we are less sensitive to downturns in demand in any particular industry. In recent years, our four principal end-markets, aerospace and aviation, machining, chemicals and food processing have experienced growth.

Aerospace and aviation.    Demand in the aerospace industry increased in both 2005 and 2006, and we expect this demand to continue in the next few years. According to an Airline Monitor report dated January/February 2007, global commercial aircraft production is expected to increase from approximately $56.7 billion in 2006 to approximately $97.7 billion in 2010. Additionally, according to a Davenport & Company LLC report dated September 7, 2006, aircraft aluminum plate usage also is expected to grow due to the use of wide body aircraft and monolithic designs that require more plates.

Machining.    Demand in industrial machining continues to grow globally. According to a March 2007 Datamonitor report, the global industrial machining market reached $362 billion in 2006, representing a 3.9% increase from the previous year, and is expected to reach $443.8 billion by 2011, representing a compounded annual growth rate of 4.2%.

Chemicals.    The global chemicals market has also grown in recent years. In 2005, this market grew by 5.8% to $1.9 trillion from $1.8 trillion in 2004 according to Datamonitor and is expected to reach $2.4 trillion by the end of 2010, an increase of 24.2% from 2005.

Food processing.    According to a June 2006 Euromonitor International report, the global market for packaged food was approximately $1.5 trillion in 2005. The Eastern European market was the fastest growing market from 2000 to 2005, experiencing an increase of over 68%, while North America and the Asia-Pacific region accounted for over 50% of the market in 2005. According to this report, the global market for packaged food is expected to grow from $1.5 trillion in 2005 to $1.7 trillion in 2010.

The market for our products has been characterized by price increases over the past three years. Metals prices have been highly volatile, with sharp increases and moderate falls during this period, resulting in overall higher worldwide prices for all metals products. For example, on the LME, aluminum prices rose from a yearly average of $1,753.9 per ton in 2004 to a yearly average of $2,619.3 in 2006, representing an increase of 49.3%. On January 1, 2007, the price of aluminum on the LME was $2,830.0 per ton. The price rose to $2,908.0 per ton on March 1, 2007 and fell to $2,441.5 on October 1, 2007. On the LME, nickel prices, which constitute 10-12% of the price of stainless steel rose from an average yearly price per ton of $13,851.7 in 2004 to an average yearly price per ton of $24,286.8 in 2006, representing an increase of 75.3%. On January 1, 2004, the price of nickel on the LME was $33,550.0 per ton. The price rose to $54,200.0 per ton on May 16, 2007 and fell to $29,805.0 on October 1, 2007. Stainless steel prices also have risen sharply in recent years from a yearly average price per ton of $2,344.8 in 2004 to $4,428.3 as of April 30, 2007, representing an increase of 88.9%. Due, in part, to these decreasing prices, we expect that our revenues for the third quarter of 2007 will decline compared to our revenues for the second quarter of 2007.

Accelerated growth in the Chinese economy.    Since 2005, China purchased approximately 25% of the world’s annual traded metals. This significant level of demand created a shortage of basic raw materials used in the manufacture of metals and resulted in increased prices. We estimate that the rate of growth of the Chinese economy coupled with the Chinese level of demand for metals will have a significant effect on metals product prices in the future.

Mergers and acquisitions in the stainless steel, aluminum and steel sectors. In recent years, consolidation among suppliers in the steel, metals and basic materials industries resulted in reduced volatility product prices, as consolidated companies have restricted supply to buoy market demand.

Concentration of aircraft aluminum manufacturers and customers.    The manufacture and sale of aircraft aluminum products is characterized by a high degree of concentration, with approximately four manufacturers worldwide, two of which represent a substantial portion of total world production. Demand worldwide also is highly concentrated, with two large customers, Boeing and Airbus (including their sub-contractors), accounting for a substantial portion of total world demand, both of whom have seen their backlogs increase significantly recently. The recovery in world aircraft traffic since 2003, increasing demand

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and limited or restricted supply resulted in sharp increases in the prices of these products. Although the manufacturing of aircraft aluminum is concentrated, there are a large number of active suppliers aircraft aluminum in the market.

Increased worldwide energy prices.    Worldwide increases in energy prices further increased the prices for metals products, particularly for aluminum and copper and plastic products as a result of increases in production and distribution costs.

Customers increasingly seek larger distributors and suppliers of metals and related products capable of meeting their needs for product variety and selection and services such as processing, warehousing and inventory management that, if undertaken directly by the customer, may likely be costly and require additional working capital expenditures.

our competitive strengths and attributes

We believe that we have several competitive strengths that have enabled us to achieve significant revenue growth in recent years, to maintain strong margins and to successfully expand our operations. These strengths include:

One-stop shop provider.    We are a leading distributor and supplier of finished and semi-finished metals products and engineered plastic products and are a provider of logistical services to industrial manufacturers in Israel and the Middle East, Turkey, Greece and Cyprus. We provide our customers with a broad range of products, including over 60,000 off-the-shelf items in a variety of sizes, shapes and volumes. Our metals products and engineered plastics products include aluminum, stainless steel, steel, brass, copper, bronze, titanium, engineered plastics and nickel alloy. Our off-the-shelf items include sheets, coils, plates, bars, pipes, flanges and fittings, fasteners, valves and actuators, welding materials, gratings, stairs and flooring systems, steam and ventilation systems, fire extinguishing systems and wire. Our high inventory levels and breadth of products and services allow us to satisfy our customers needs in one place and to be their vendor of choice while still maximizing our pricing.

Operational efficiency through advanced automation and technology.    Our automated state-of-the-art order processing, warehouse and distribution facility in Israel enable us to deliver high quality products to our customers on very short notice, with over 95% of our orders in Israel being delivered within 24 hours of receiving an order. Our automated system allows us to streamline order receipt processing and delivery, and to improve employee productivity. This results in reduced material handling and processing costs and increased order fill rates, thus reducing errors related to order fulfillment. Our automation and information systems also permit us to maintain our high quality standards, including the evaluation of the credit quality of our customers.

In 2005, we implemented our SAP information management platform in Israel. Implementation of this platform has allowed us to better analyze order and product reference data and to monitor our operating results, which has increased our overall operational efficiency. The SAP information management platform controls and integrates all of our activities, including finance, inventory management, delivery, customer relationship management and quality control. Using this platform, we are able to track and allocate our entire inventory on a real-time basis by easily accessing information such as the number of orders received, the number of orders filled, the status of orders not filled, authorizations, loading, location, customer receipt and other specific data regarding orders. This allows our salespeople and operating employees to have visibility into in-process orders, enabling us to maximize pricing and provide ‘‘just-in-time’’ delivery.

Higher profits through dynamic sales model and pricing strategy.    We have a dedicated centralized sales force in Israel with approximately 85 people as well as approximately 30 field representatives. Our sales force and product specialists operate a share-based information system that enables real-time interaction with respect to market supply and demand and pricing. Our dynamic upward-selling price variability model enables us to capitalize on situations where there are limitations regarding the types and/or quantities of specific products in our markets and allows us to capture additional margins. Our specialized sales force measures the profitability of each item we sell, and we generally do not sell an item if it does not meet the profitability threshold established by our management. In addition, through the regular interaction between our sales force and our

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customers, we believe that we have developed strong and long-standing customer relationships. Our advanced information systems, coupled with our real-time market data, also allow us to leverage our dynamic pricing system to maximize profit on each order.

Strong international and domestic presence.    Our international and domestic presence provides us with critical insight into the market and information regarding our suppliers, customers and products. This information provides us with opportunistic access to product pricing, availability, accessibility and lead times, which enhances our competitiveness. Further, our strategic location in Israel allows for easy access to a wide range of customers in the Middle East, the Mediterranean Region, the Black Sea Region, Africa, India and Asia. Our expansion into new markets, both organically and by strategic acquisitions, as demonstrated by the strong growth of both our Czech and US subsidiaries, highlights the continuing implementation and execution of our expansion strategy. Revenues at Primapol, our Czech subsidiary, and our US subsidiaries increased to $55.8 million for the year ended December 31, 2006, as compared to $5.6 million for the year ended December 31, 2005, which year did not include the revenues of Hadco.

Diverse customer base and end-markets.    As of the date of this prospectus, we serve more than 10,000 customers, with more than 4,000 customers in Israel and with more than 6,000 customers internationally. We also serve a broad range of industries, including aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and others. This diversification within our customer base means that we are less sensitive to downturns in demand in any particular industry. In 2006, we delivered approximately 2,000 products to over 750 customers daily in Israel with an average invoice of approximately $750 per order.

Strong global supplier relationships.    We have cultivated strong long-term relationships with large international materials suppliers throughout the world and are an important customer for these suppliers in each of our core product offerings. Our strong relationships and large purchasing volumes enable us to maintain ample access to metals when supply becomes constrained. Through our relationships with suppliers and our knowledge of the metals market, we focus on purchasing metals on both a contracted and opportunistic basis to add to our inventory.

Track record of profitability and growth.    We have been profitable in each year since going public in Israel in 1992 and consistently maintained high operating margins relative to our public company competitors. Our business model, pricing model and our operating efficiencies enable us to achieve high margins by focusing on the profitability of each sale. Our recent product expansion into plastics and other metals products and our international expansion have contributed to an almost four-fold increase in our revenues from 2003 to 2006.

Experienced and proven management.    Our management team has on average 13 years of experience in supply chain and distribution management, and possesses an extensive understanding of the products we sell, as well as the markets in which we operate. For example, Shmuel Shiloh, our founder, Chief Executive Officer and Chairman of our Board of Directors, has over 30 years of experience in the metals industry.

our growth strategy

Key elements of our growth strategy include:

Continue to focus on organic growth.    For the year ended December 31, 2006, our revenues increased by $99.3 million, of which 74.7% was attributable to our organic growth. Through our close relationships with customers and our knowledge of the markets in which we operate, we are able to identify opportunities and introduce new products to meet our customers’ demands. In order to better serve our customers, we have expanded the scope of our products with the addition of steel pipes, fittings, valves and bars, among others, to our product offering in Israel. We also are beginning to market new product lines, such as steel pipes and fittings, fire-extinguishing products and other products for fluid systems and infrastructure, and steel fasteners and fasteners for outfitting and shaped aluminum profiles. In the US, we recently added stainless steel products and aluminum plates to Hadco’s product offerings. We believe that continuing to expand our product offerings

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will allow us to leverage our sales force and our distribution channels to sell these new products to existing customers, as well as permit us to attract new customers. Growing organically is one of our principal growth strategies and we intend to focus on organic growth to a greater extent than growth through acquisitions.

Continue to expand our international operations and exports.    In recent years, we have expanded into new international markets, both by increasing our exports from Israel as well as by expanding our existing international operations. In the last three years, our international revenues (revenues from exports and revenues generated by our international subsidiaries) have increased from 16.9% of our total revenues for the year ended December 31, 2004 to 35.0% of our total revenues for the year ended December 31, 2006. In addition, our international customer base has increased from 120 customers as of December 31, 2004 to more than 6,000 as of December 31, 2006. We remain focused on expanding our operations outside of Israel. However, we also intend to continue to grow our export sales by taking advantage of the central location of our operations in Israel. We regularly evaluate acquisition and expansion opportunities in new markets. We have successfully expanded our operations into the Czech Republic, Romania, the United States and China, which as of December 31, 2006 accounted for 23.9% of our total revenues, as compared to 4.2% of our total revenues as of December 31, 2005.

Continue to focus on high margin sales.    Our sales strategy is driven by achieving profitable sales rather than by promoting volume sales alone. However, we will enter into supply arrangements with select customers if the arrangement better suits both the customer’s needs and our profitability thresholds. Our dynamic upward-selling model and price variability system allow us to measure the profitability of each item we sell, and we generally do not sell an item if it does not meet our profitability threshold. We are committed to maintaining this strategy domestically as well as implementing our niche product, value added and therefore higher margin sales strategy throughout our international operations.

Continue to provide a one-stop shop experience in Israel and create a niche product portfolio in connection with our international operations.    Our objective within Israel is to continue to provide our customers with a one-stop shop experience, offering a broad range of products. In each international market our objective is to become a leading provider of niche products. We intend to use our product and market knowledge to identify these markets or other market opportunities internationally. Prior to entering a new market, we study the market and identify product areas where we believe we can compete more effectively as a result of our market expertise, our relationships with suppliers or our existing inventory. For example, M.T.S. specializes in marketing commercial aluminum plates. In response to local demand, Hadco and M.T.S., both located in the United States, have begun to market marine aluminum. By interacting with our new customers and gaining market knowledge, we are able to continuously adapt and adjust the inventories at each of our international locations based on local market needs. We will continue to develop long-term customer relationships in the markets served by our international subsidiaries by focusing on niche product areas and, when practicable and efficient, replicating the one-stop shop experience.

our Products and services

In Israel, we are a one-stop shop provider of metals products and metals components, including aluminum, stainless steel, steel, brass, copper, bronze, titanium, nickel alloy, and engineered plastics products. In Israel, we offer more than 60,000 off-the-shelf items, including sheets, coils, plates, bars, pipes, flanges and fittings, fasteners, valves and actuators, welding materials, gratings, stairs and flooring systems, steam and ventilation systems, fire extinguishing systems and wire. Each of our international subsidiaries focuses on the identification of and participation in niche markets, in contrast to our Israeli operations that offer a more diverse mix of products through a ‘‘one-stop shop’’ experience to our customers. In an effort to be a market leader in each geographic area in which we operate, our distribution centers stock a wide range of products in various shapes and sizes, dictated by local market demand. In Israel, the breadth of products that we offer and the inventory levels that we maintain are intended to allow us to meet our customers’ needs under one roof. We believe this ability to meet our customers’ needs provides us with an advantage over those competitors that do not maintain similar inventory levels or such a varied product base, both in terms of availability and pricing of products. Our customers often seek suppliers that can offer a broad array of products and that can respond quickly and

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efficiently to their short lead-time orders. We are able to meet these needs and are able to provide ‘‘just-in-time’’ delivery, usually within 24 hours in Israel using our fleet of approximately 38 trucks. Our value-added services and products that meet our customers’ specifications and industry standards.

Our principal products include the following:

Aircraft aluminum and other aluminum products.    Aluminum plates, sheets, tubes, pipes and bars are frequently used in the aerospace and aviation, machining, outfitting, sign making and high-tech industries where weight is a factor. Aluminum tubing and pipes are also used in applications that require lightweight materials, such as aerospace manufacturing.

Stainless steel products.    Stainless steel products are widely used in the food processing, medical, chemicals, fertilizers, electronics, consumables, high-tech, public construction, aviation, sign making, elevator, machining and outfitting industries, where resistance to corrosion is an important consideration.

Steel products.    Steel bar products (hot-rolled and cold-finished) and plates and sheets are used in a wide range of products and applications in industries such as non-residential construction, construction equipment, automotive and truck manufacturing, oil exploration, chemicals, fertilizers, air conditioning, infrastructure, consumables, machining and outfitting. Various tubular products are appropriate for particular uses based on the different characteristics of the tubular material.

Other metals products.    Titanium plates, sheets and bars are mainly used for aerospace applications. Titanium is largely used in aerospace applications due to its high strength to weight ratio.

Specialty plastics.    Engineered plastics are generally used in the fertilizers, chemicals, housing, military, machining, sign making and electronics industries. Engineered plastics are non-corrosive and are relatively strong. They are used for fluids that cause corrosion or acidity.

Customers increasingly seek distributors and suppliers of metals products that also can provide processing services. These customers often do not want to invest in expensive machines and the technology necessary to process the metals that they require. In addition to, and in connection with, the supply and sale of the products that we market, we provide our customers with the following logistical services: (1) facilitating inventory management prior to product shipment through our ‘‘just-in-time’’ delivery capabilities, (2) cutting, (3) sawing and (4) polishing services. Most end-users cannot obtain processed products from metals suppliers directly because of their relatively small orders. Service providers, distributors and suppliers like us have the sophisticated equipment necessary to perform the processing services and can do so efficiently for smaller orders. This reduces the overall cost to the customer by allowing customers to save on the working capital costs associated with maintaining the inventory themselves. By eliminating the need for our customers to maintain their own product inventories and instead allowing them to purchase any number of products with very short lead-time, we save our customers time, salary costs and storage space.

We are able to provide all of these services in Israel efficiently by using our automated warehouses, our SAP software platform and our state-of-the-art sawing, polishing, cutting and blanking equipment. Our SAP software platform is a proprietary information management system that enables us to track and allocate our entire inventory on a real-time basis. We have a wide range of sawing lines, including seven fully automated plate saws, approximately 40 bar saws, a special line for polishing, which includes the ability to brush and coat stainless steel and aluminum sheets, three cut to length and blanking lines (one each for white metals, steel and all other metals) and one slitting line.

OUR customers

From our Israeli operations center, we provide metals products and value-added metal processing services and facilitate inventory management through our ‘‘just-in-time’’ delivery capabilities to, as of the date of this prospectus, approximately 4,000 customers in Israel and over 120 export customers internationally, including to customers in Egypt, Jordan, Greece, Turkey, the Ukraine, Romania, Russia, India, China, Nigeria and Kenya. Through our international distribution centers, we provide metals products and services to, as of the date of this prospectus, over 6,000 customers throughout North America, Europe and China.

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Our customers are manufacturers and end-users in the aerospace and aviation, machining, chemicals and petrochemicals, food processing, electronics, infrastructure, non-residential construction, high-tech, medical, packaging, elevator, oil and gas, energy, water and other industries. As a result of this variety, we do not depend on any one end-market or industry for a significant portion of our revenues nor are we dependent on the growth of any one end-market for our future growth.

With the exception of sales to IAI and its sub-contractors, which represented 11.8% and 12.5% of our revenues as of June 30, 2007 and December 31, 2006, respectively, no other customers represented more than 2.0% of our revenues in 2006. However, we are not the sole supplier of aircraft aluminum to IAI and we have been informed that IAI has decided to obtain the metals products that it requires in the future from various suppliers in Israel and abroad (including pursuant to binding contracts with other such suppliers). Although we expect to continue to sell our products to IAI, we do expect revenues attributable to IAI to decrease in the future. Substantially all of our sales made in 2004, 2005 and 2006 were of material out of our inventory, which we refer to as ‘‘stock’’ sales. We believe that our ability to support this high proportion of stock sales is critical in growing our market share and maintaining higher gross margins and customer satisfaction.

In Israel, we expect to achieve additional growth by selling new products to existing customers and by adding new export customers. We are beginning to market steel pipes and fittings, fire extinguishing products and other products for fluid systems and infrastructure, steel fasteners, shaped aluminum extrusions and other products in Israel. We also will continue to introduce new products and services and to pursue our acquisition strategy, in each case, as part of our international operations, in order to obtain new customers. For example, since 2006 in the United States, we added approximately 4,000 new customers of commercial aluminum extrusions through the acquisition of Hadco, to which customers we are now marketing additional products. In the first quarter of 2006, we began distributing specific alloys of aluminum plates from our inventory to master distributors through M.T.S. and now have over 60 customers for these products. We are in the process of expanding the range of products offered in the United States to include aluminum products for the aerospace industry. Similarly, in 2006 in the Czech Republic, we began to market stainless steel products and have expanded our operations there to include aluminum. In 2007, we plan to expand our Czech operations to include steel and we also intend to market metals products to the aerospace industry in the Czech Republic. In China, in 2007, we commenced marketing niche products. In China we sell three alloys of steel bars to a single customer. We also sell bars and plates for the machining industry. We believe, based on our knowledge of the Chinese metals distribution market, that these alloys either are not available in China at all or are not available in the quality levels at which we sell them. In addition, we export aviation materials to China that we believe, based on our experience in the Chinese metals distribution market, are not currently available in China.

Other than the agreement with IAI, which we describe under ‘‘Material agreements,’’ most of our sales originate from individual purchase orders, with the pricing set at the time of sale. We have not entered into any ongoing or long-term agreements with customers. We believe that we generally are able to pass through to our customers any price increases from our suppliers.

OUR suppliers

In order to meet shifts in markets demand and our customers’ daily needs, we import our supplies from approximately 250 to 300 different suppliers.

Aircraft aluminum.    We purchase plates and sheets in aircraft aluminum primarily from four suppliers. We have long-standing relationships with each of these suppliers and have entered into agreements with three of these suppliers, none of which represents a material portion of our total purchases.

Commercial aluminum.    We have two suppliers that supply us with commercial aluminum plates and sheets. We purchase aluminum from these suppliers through both specific supply agreements and ad hoc agreements and purchases. For the six months ended June 30, 2007 and the year ended December 31, 2006, Alro S.A., or Alro, represented 10.9% and 15.8%, respectively, of our total purchases (on a consolidated basis). We have an agreement with Alro to distribute its products exclusively in Israel and the option to distribute its products on a non-exclusive basis worldwide. See ‘‘Material agreements.’’

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Stainless steel.    We have several suppliers for stainless steel, with one of whom we have a long-standing relationship. We make the majority of our stainless steel purchases through ad hoc agreements and purchases.

We believe that we have good relationships with our suppliers. We are not dependent on any single supplier for any product or for a significant portion of our overall purchases. All of the products sold by our suppliers are readily available from other sources.

In recent years, the production of stainless steel, steel, commercial and aircraft aluminum, copper and other metals fluctuated as production mills attempted to match their production quantities to projected demand. Periodically, these attempts resulted in shortages of, or in increased ordering lead times for, some products, as well as in fluctuations in the prices of these products. Our own purchasing decisions are based on our forecast of the availability of metals products, ordering lead times and pricing, as well as our predictions of customer demand for specific products. We are able to meet our requirements for materials because we have good relationships with our existing suppliers, because there are a number of suppliers for each of our products and because there is substantial overlap among our suppliers.

We conduct the majority of our procurement activities through a centralized merchandising office in Israel. Personnel specializing in major product lines make the majority of our inventory decisions, both for our domestic and international operations. This merchandising group develops and evaluates our relationships with our high-quality suppliers in order to ensure availability, quality and timely delivery of our products. Because of our purchasing system and the total volume of purchases we make from various suppliers, we are often regarded as a known distributor for major metals suppliers.

Inventory Maintenance and management

Customers increasingly seek larger distributors and suppliers of metals products capable of meeting their demands for a variety of products. By maintaining substantial inventories of a variety of products, we are able to decrease the customers’ working capital costs normally associated with maintaining a substantial inventory. We enable our customers to save time, labor, warehouse space and other expenses. We also allow customers to purchase products without a minimum order size, thereby saving our customers additional warehousing costs. Because we maintain substantial inventory levels, we also are ideally positioned to service customers that require intermittent deliveries over long time periods, or that place small orders requiring fast turnaround times. These are orders that otherwise could not be filled if we did not have the product in inventory.

Our distribution centers maintain substantial inventories of products in order to accommodate the short lead times and ‘‘just-in-time’’ delivery requirements of our customers. Our inventory as of June 30, 2007 and as of December 31, 2006 was $183.8 million and $138.0 million, respectively. We maintain inventory levels necessary to implement our one-stop shop business strategy. As a result, we believe that in Israel our inventory levels may be higher than those of our Israeli competitors. However, we view our higher inventory levels as one of our competitive advantages. We believe that maintaining high inventory levels enables us to achieve higher gross profit margins than is customary in our market. Maintaining high inventory levels, however, involves certain risks. If metals prices were to dramatically decline, or demand for our metals products (or for a particular product) were to suddenly decrease, we would be forced to sell our existing inventory at lower prices than the prices originally paid by us for this inventory. This would adversely affect our revenues more than it would affect those of a competitor that does not maintain similarly high inventory levels.

To make the most efficient use of our inventory, we use our proprietary information management system, which implements the SAP information management platform. Our information system allows us to track and allocate our entire inventory on a real-time basis. Our sales force tracks our inventory based on its replacement value in order to determine the product prices for our customer.

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Sales and marketing

Israel

Our sales center in Israel is an open area in our central building with approximately 120 of our employees working in this space. The sales system includes approximately 85 salespeople, which we refer to as ‘‘inside’’ salespeople, who perform their duties by telephone, fax and e-mail. In addition to these ‘‘inside’’ salespeople, we have approximately 30 product and sales promoters who work in the field, which we refer to as ‘‘outside’’ salespeople, and make daily sales visits to customers. We have approximately seven salespeople who work exclusively on exports. The sales facility receives orders from Sunday through Thursday, from 7:00 am to 7:00 pm, and on Fridays from 6:00 am to 1:00 pm. We attempt to supply over 95% of our Israeli customers’ orders within 24 hours after the order is first placed. Our warehouse is fully staffed and works to prepare orders in three shifts, 24 hours a day from Saturday night until Friday evening.

The ‘‘outside’’ salespeople are engaged in promoting sales and expanding our business knowledge by providing daily reports to management regarding customer needs and pricing information. Based on their work in the field, the outside salespeople also acquire insight into the availability of alternative supplies. The sales force quotes pricing information using a replacement value analysis for our products which we sell to our customers based principally on the replacement cost to us of restocking our inventory. This means that our prices may change on a daily basis as the prices of metals and other products fluctuate and supply and demand for these products fluctuates.

‘‘Inside’’ salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting orders and responding to service and other inquiries from our customers. Outside salespeople are primarily responsible for identifying potential customers and calling on them to discuss our products and services. Our sales force is trained and knowledgeable about the characteristics and applications of various types of metals, as well as the manufacturing methods employed by our customers.

Our sales and marketing focus is to identify original equipment manufacturers and other metals end-users that could achieve significant cost savings through ‘‘just-in-time’’ delivery, the use of our value added processing and other services. We use a variety of methods to identify potential customers, including the use of databases and participation in trade shows. Customer referrals and the knowledge of our sales force about regional end users also result in the identification of potential customers.

International subsidiaries

In the United States, M.T.S. employs three salespeople and Hadco employs 30 salespeople. In the Czech Republic, Primapol employs 10 salespeople. In Romania, Gilinox employs six salespeople. In China, Dalian employs two salespeople. The salespeople in each of our international subsidiaries speak the native language of that country. The marketing efforts at each of our international subsidiaries are still in their development stage. We intend to model the marketing efforts at these subsidiaries on our efforts in Israel once our operations in these locations have been integrated with our overall operations and the size of the respective operations requires it.

quality control

We have quality control systems in order to ensure the high quality of our products and services. Our quality control systems include periodic supplier audits, customer approved quality standards, inspection criteria and metals source traceability. We record the source of all metal shipped to our customers, which enables us to identify the source of any metal that may later be shown not to meet industry standards or that fails during or after it is manufactured.

Procuring high quality metals products from our suppliers on a consistent basis is critical to our business. We have instituted strict quality control measures in order to ensure that the quality of the metals products and plastic products that we purchase will enable us to meet our customers’ specifications and to reduce the costs of production interruptions. We have invested in our own laboratory, which contains state-of-the-art metal testing equipment that allows us to perform physical and chemical analyses on selected metals products and plastic

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products in order to verify that their mechanical and dimensional properties, cleanliness and surface characteristics meet our requirements. These tests allow us to ensure that the quality and specification of materials to be supplied to our customers match our clients’ requirements. We believe that maintaining high standards for metals products procured from suppliers ultimately results in reduced return rates from our customers, better operating results and a better reputation.

A number of our facilities have International Standards Organization, or ISO, 9001:2000 certifications. ISO 9001:2000 is a standard for quality management systems for organizations that develop, manufacture, install and/or service any product or provide any form of service. In order to meet this standard, a company must comply with various requirements, including customer satisfaction through consistent products and services offerings that meet customer expectations. The standard also requires documented procedures for quality control. Three of our locations have ISO 9001:2000 certifications, including our Israeli facility, MTS and Primapol. In addition, an ISO 9001:2000 controller coordinates and monitors the activities of all of our departments in Israel. In Israel, we are a 1E supplier for IAI. A 1E supplier is a preferred supplier and is the highest rating that IAI gives to its suppliers. All products sold by a 1E supplier are incorporated directly by IAI into their assembly without any additional testing required.

competition

The industrial and metals distribution industries are highly fragmented and competitive. We compete with a number of international, national, regional and local industrial distributors and metals distributors of various sizes and capabilities in each of our product categories and in each of our markets. Some of these industrial distributors and metals distributors handle a broad line of metals products and tend to concentrate on distribution rather than processing, and some specialize in a narrow range of products. In Israel, as a result of recent consolidation in the industrial distribution and metals distribution market, we primarily compete with three industrial distributors, Packer Yadpaz Metals Ltd., Iskoor Metals and Steels Ltd. and Israel Mendelson Technical & Engineering Supply-Kaman (2005) Ltd. In recent periods, competition in Israel has increased. However, there are more than 25 industrial distributors in the local Israeli market for the various products we distribute and sell. Most of these competitors do not publish sales figures for products that are similar to those that we market, so it is difficult to estimate our market share. In addition, some of our customers directly import the products they sell. The metals distribution industry in North America is highly fragmented, with over 500 operating companies. As a result of our focus on niche products, in the North American market, we do not believe that we compete head to head with most of our competitors in that market.

We compete based on inventory availability, timely delivery, reliability, price, customer service, quality and processing capabilities. We believe that our extensive inventory of core products, focus on customer service, supplier relationships, global presence, broad network of facilities, proprietary technology, automated warehouse system and experienced management team enable us to compete effectively in our industry.

intellectual property

We do not own any registered trademarks, service marks or patents. We will seek to register our name as a registered service mark, as well as to register our logo and tagline, and any other marks that we use to conduct business as necessary to protect our proprietary rights. We own our Internet domain name.

We consider certain information owned by us to be trade secrets and we take measures to protect the confidentiality and control the disclosure of such information. We believe that these safeguards adequately protect our proprietary rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations. In connection with our acquisitions, we have entered into certain confidentiality and other non-disclosure agreements to protect trade secrets and other sensitive information.

properties

We are headquartered in Israel. Our wholly owned subsidiary Edit Industrial Buildings Ltd., which we refer to as Edit, leases two parcels from the Israel Lands Administration, one with an area of 3.3 acres (13,336 square meters) and another with an area of 9.1 acres (36,955 square meters). The lease period for the first parcel ends

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in 2012 and the lease period for the second parcel ends in 2016. The lease fees for both parcels were paid up front, in full and in an amount equal to $3.8 million. Edit has the right to renew both of these leases and, for the first parcel must provide notice of its intent to do so at least one year prior to the expiration of the lease. There is no specified notice period for renewal of the second parcel. Each lease may be renewed for a period of 49 years commencing on the expiration of the initial term. Neither of the lease agreements sets the price for the exercise of the renewal option. We lease both of these parcels from Edit for our headquarters and our Israeli operations and these parcels are situated in one location. See ‘‘Certain relationships and related party transactions.’’

We lease the sites that we use for our operations in Israel from Edit. Edit leases two parcels from the Israel Lands Administration, as set forth above. In October 1997, we entered into a 15-year lease with Edit for the use of these two sites. We agreed to pay Edit a one time payment of $5.6 million, which we paid to Edit up front in full in 1997 pursuant to the lease.

We are in the process of signing a lease with the Israel Lands Administration for 6.2 acres of land adjacent to the Edit leased properties. In 2007, we leased another 1.1 acres from the local township for a period of ten years beginning January 9, 2007 which we use for storage and our expanding operations. Both of these leased properties, together with the parcels described above, collectively will comprise our headquarters site.

Our headquarters includes six structures. These structures include an office building with conference rooms and display areas with a total area of approximately 30,000 square feet, four shed warehouses with a total area of approximately 323,000 square feet and a distribution center with a total area of approximately 527,000 square feet. At our headquarters, we are constructing an additional warehouse facility and are expanding one of our existing warehouses.

We own approximately 7.4 acres of agricultural land in Mazkeret Batya, Israel that are not used for our business operations. None of our properties in Israel are subject to liens under our subsidiaries’ credit facilities.

In addition to our Israeli distribution center described above, we also maintain ten other strategically located distribution centers around the world. As described below, we have five facilities located in the United States (Queens, New York, Philadelphia, Pennsylvania, Fort Lauderdale and Tampa, Florida), one in Prague, Czech Republic, one in Bucharest, Romania, one in Dalian, China, one in Katowice, Poland and one in Munich, Germany. We also maintain an office in Morristown, New Jersey.

As discussed above, we have five facilities located in the United States which are leased through our subsidiary Hadco. The facility located in Queens, New York has an area of approximately 37,000 square feet and the lease payments are $13,000 per month. The lease expires in 2012 and Hadco has no right to renew the lease for additional terms. We have two facilities in Philadelphia, Pennsylvania, one of which we intend to vacate and the other of which we are in the process of moving into. The new facility located in Philadelphia, Pennsylvania has an area of approximately 81,000 square feet and the lease payments are $0.4 million per year. The lease expires in 2017. The facility located in Tampa, Florida has an area of approximately 27,000 square feet and the lease payments are $10,272 per month. The lease expires in 2012 and Hadco has the right to renew the lease for two additional five-year terms. The facility located in Fort Lauderdale, Florida has an area of approximately 28,000 square feet and the lease payments are $12,000 per month. The lease expires in 2012 and Hadco has no right to renew the lease for additional terms. Our subsidiary M.T.S. leases office space in Morristown, New Jersey. The lease expires in 2008 and M.T.S. has no right to renew the lease for additional terms. The office space has an area of approximately 968 square feet and the lease payment for the entire term is $36,360.

In addition to our international distribution centers described above, we also contract for warehouse services in Baltimore, Maryland and Long Beach, California for M.T.S.

We lease all of our international properties other than the site in Bucharest, Romania. Most of our leased facilities have initial terms of more than one year with renewal options. While some of the leases for these facilities expire in the near term, we do not believe that we will have difficulty renewing the leases or finding alternative sites if we do not choose to renew or are unable to renew the leases.

All of our facilities have been properly maintained for their intended purposes.

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In Romania, Gilinox owns approximately 3.7 acres of land upon which in 2006 Gilinox constructed a storage facility with a capacity of 54,000 square feet.

Set forth below is a table summarizing certain information with respect to our distribution centers and warehouse facilities.

Country/City/State or Province	Owned/Leased	Square Feet (approximately)	Facility Description
Israel:
Re’em Industrial Park, Bnei Ayish	Leased	30,000 and 850,000	Office building, conference rooms, display areas and warehouses
United States:
Queens, New York	Leased	37,000	Distribution center
Philadelphia, Pennsylvania	Leased	35,000 and 81,000	Distribution center
Fort Lauderdale, Florida	Leased	28,000	Distribution center
Tampa, Florida	Leased	27,000	Distribution center
Czech Republic:
Prague	Leased	15,000 (additional 43,000 starting July 2007)	Distribution center
Romania:
Bucharest	Owned	161,000	Distribution center
China:
Dalian	Leased	9,000	Distribution center
Poland:
Katowice	Leased	11,000	Warehouse

Government regulations

Amongst other regulations and laws, as part of our operations we are required to comply with a variety of health, safety and environmental regulations. We believe that we are in material compliance with these regulations and laws.

legal proceedings

On August 19, 2007 we were served with a complaint from Israel Electric Corp. The complaint seeks reimbursement for NIS 2,536,000 for metal tubes in connection with a tender held in 2003. Based on the opinion of our legal advisors, the financial impact of the lawsuit, if any, is not expected to have a material effect on our financial statements, financial condition or our business. Additionally, we have provisioned an appropriate amount for the lawsuit.

We and our subsidiaries, however, are not parties to any material litigation or legal proceeding and are not aware of any material litigation or legal proceeding, pending or threatened, to which we or our subsidiaries may become parties.

history and development of our company

Our company was established in Israel in 1980 and registered under the name Scope Food Trading and Marketing Ltd. We changed our name in April 1981 to Scope Metals Trading and Technical Services Limited. Since 1981, we have been involved in importing and marketing metals products and plastic products, stainless steel products and galvanized steel gratings. In 1995, we began importing and marketing nickel alloy products, and in 1997, we began marketing titanium alloy products. In 1998, we began marketing aluminum products. In 2001, we began trading in engineered plastics. A year later, we began trading in steel, through our acquisition of the operations of Feingold Steel TA (special and engineering steels). In 2004, we began selling brass, copper, bronze and lead products, and in June 2004 we acquired the entire inventory of Global Metal. In August 2007, we changed our name to Scope Metals Group Ltd.

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In April 1992, we completed our initial public offering in Israel and our ordinary shares began trading on the TASE under the symbol ‘‘SCOP.’’

Our corporate structure is as follows:

*

Shmuel Shiloh holds 1% of each of these entities in trust for us.

**

Yarom Abraham owns 0.01% of this entity.

†

Cohen, Lahat & Co. Holdings Company Ltd. holds 1% of this entity in trust for us.

Below is a description of our material subsidiaries:

Gilinox is our subsidiary in Romania. We established Gilinox in 2006 and it commenced operations in 2007. We intend Gilinox to be a one-stop model in Romania for the machining industry.

Primapol is our subsidiary in the Czech Republic. Metal Spot, its predecessor, acquired the business operations of Primapol, including the inventory, equipment and goodwill, of the Czech company Primapol, which also operated in the field of metals trading. Primapol is engaged in the distribution of stainless steel and aluminum products, specializing in the heat-resistant market.

Shintu’s only assets are the beneficial interests of our two United States subsidiaries, M.T.S. and Hadco. M.T.S. is involved in metals trading to master distributors in North America while Hadco operates four distribution centers located in Florida, Pennsylvania and New York.

Acquisitions

Consistent with our growth strategy, we have made several material acquisitions and entered into new lines of business in selected markets.

In March 2002, we entered into the steel sector with the signing of an agreement with Feingold Steel (1960) Ltd. and Feingold Industrial Ltd., both operating in the special steel alloys and steel sectors in Israel, pursuant to which we acquired the business operations of Feingold Steel (1960) Ltd., including its goodwill, equipment and inventories, and the equipment and inventory of Feingold Industrial Ltd. The total consideration paid for the acquisition was approximately $3.7 million.

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In October 2004, Shintu invested $500,000 in M.T.S, which at the time was not one of our subsidiaries. In December 2005, Shintu entered into an agreement with the holder of a minority interest in M.T.S pursuant to which we acquired the remaining interest in M.T.S, in exchange for an interest in Shintu, of which we owned 95% immediately after the transaction and of which we now own 90%.

In October 2004, we established Metal Spot S.r.o in the Czech Republic. Metal Spot commenced its operations in metals sales in the beginning of 2005 and in March 2005, it acquired a Czech metals distribution center, including its inventory, equipment and goodwill, for a total of $1.2 million and changed its name to Primapol-Metal-Spot s.r.o.

In February 2006, we acquired, through a newly formed subsidiary, Hadco, the business operations of three distribution centers located in Florida, Pennsylvania and New York, including the inventory, goodwill, list of clients and fixed assets of the selling corporations. Additionally, Hadco rented from the seller for two years the buildings in which the distribution centers were located. Hadco also hired all of the employees of the selling corporations. In March 2007, Hadco acquired the business operations of another distribution center in Florida.

In June 2006, we acquired, through Gilinox, approximately 2.5 acres of industrial land in Bucharest, Romania. In November 2006, Gilinox purchased an additional approximately 1.2 acres of industrial land, adjoining the land previously purchased.

Employees

As of June 30, 2007, we employed 725 persons, of whom 350 were employed in warehouse operations or shipping, 218 were employed in sales and 157 served in executive, administrative or district office capacities. As of December 31, 2006, we employed 644 persons, of whom 308 were employed in warehouse operations or shipping, 197 were employed in sales and 139 served in executive, administrative or district office capacities. As of December 31, 2005, we employed 422 persons, of whom 203 were employed in warehouse operations or shipping, 128 were employed in sales and 91 served in executive, administrative or district office capacities. As of December 31, 2004, we employed 339 persons, of whom 167 were employed in warehouse operations or shipping, 108 were employed in sales and 64 served in executive, administrative or district office capacities.

As of June 30, 2007, 505 of our employees were located in Israel, 160 employees were located in the United States, 28 employees were located in the Czech Republic, 20 employees were located in Romania, 6 employees were located in China and 6 employees were located in Poland.

We consider our relations with our employees to be satisfactory and have no ongoing major labor disputes or material labor-related litigation. We are a member of the Tel Aviv-Jaffa Chamber of Commerce and therefore. As a result of being a member of the Tel Aviv-Jaffa Chamber of Commerce, there are certain pension and other benefit requirements with which we must comply. Historically, our benefits have exceeded these requirements. Apart from this organization and the Histadrut (the General Federation of Labor in Israel), there are no labor unions of which our employees are members.

Material agreements

The following is a description of some of the material agreements to which we are a party. The descriptions provided below are only summaries and should be read in conjunction with, and are qualified in their entirety by, the complete agreements, which are attached to the registration statement of which this prospectus is a part.

THE ISRAEL AIRCRAFT INDUSTRIES AGREEMENTS

We executed an agreement with IAI on July 7, 2004, the term of which commenced on January 1, 2005. Pursuant to this agreement we agreed to sell certain types and a pre-determined minimum quantity of metals products to IAI and its subcontractors upon their request. The agreement requires that our on-time deliveries must meet or exceed 98%, that we maintain a 99% first time quality rating according to IAI’s supplier rating system, that we comply with IAI’s quality requirements and that we purchase materials only from sources approved by IAI. We must maintain a sufficient inventory of materials to ensure that we can provide IAI with products that meet IAI’s forecasted as well as non-forecasted requirements and to fulfill the requirement that we maintain a minimum of three months’ worth of forecasted products at all times. IAI may terminate the agreement at any time if it determines that termination is in its interest. The agreement terminates automatically three years from its commencement date. IAI can renew this agreement for four additional one-year terms. These options to extend may be exercised by prior written notice not later than four months prior to the end of each period. IAI has not exercised this renewal right. We are not the sole supplier of aircraft aluminum to IAI and we have been informed that IAI has decided to obtain the metals products that it requires in the future from various suppliers in Israel and abroad (including pursuant to binding contracts with other such suppliers). Although we expect to continue to sell our products to IAI, we do expect revenues attributable to IAI to decrease in the future.

We also entered into an agreement with IAI in September 2005 for the sale to IAI of up to a certain specified number of tons of various types of aluminum plates for the 2006 calendar year or the thirteen-month period ended December 31, 2006. The agreement provided that the aluminum plates would be sold to IAI at fixed prices pursuant to purchase orders. Although the term of this agreement has expired, certain portions of the specified tons of aluminum plates provided for in the agreement not purchased by IAI during the effective period of the agreement, as well as a certain quantity of additional aluminum plates, remain available for purchase by IAI through the 2007 calendar year at the rates set forth in the agreement.

DISTRIBUTION AGREEMENT

In October 2006, we entered into an exclusive distribution agreement with Alro, an international manufacturer of aluminum products, including aluminum plates, coils and sheets. Pursuant to the distribution agreement, we have the exclusive right to distribute Alro’s products in Israel and the option to distribute its products on a non-exclusive basis worldwide. Pursuant to the agreement, we must use our best efforts to promote and extend the sale of these products in Israel and pursuant to the agreement will work with Alro in connection with market research and new product development in Israel. Pursuant to the agreement, we also are obligated to purchase certain minimum quantities of products from Alro. We do not receive a fee for performing any of our obligations under the agreement. Either party may terminate this agreement upon the occurrence of a material breach by the other party or if the other party is placed in final liquidation or its legal equivalent. The agreement terminates automatically on March 31, 2008 and may be extended by the parties pursuant to a written agreement.

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Executive Officers and directors

The following table sets forth information for our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the address for our directors and officers is c/o Scope Metals Group Ltd, P.O. Box 3, Bne Ayish, 3 Hamerkava Street, Park Reem (Mivza), 60860, Israel.

Name	Age	Position(s)
Shmuel Shiloh	54	Chairman of the Board, Chief Executive Officer
Gil Haver	40	Chief Financial Officer
Eyal Shavit	38	Vice President of Business Development
Yoram Abraham	38	Chief Executive Officer of Primapol
Boaz Leshem	47	Chief Executive Officer of M.T.S.
Gilad Fishman	35	Chief Executive Officer of Hadco
Uri Lado	55	Director, Business Manager
Ishay Davidi	45	Director
Matityahu Dov(1)	52	Director
Yehuda Keren(1)	56	Director
Shaul Kobrinsky(1)	55	Director
Yarom Oren	37	Director
Shalom Singer(1)	61	Director

(1)

Denotes a member of the Audit Committee.

Shmuel Shiloh has been the Chairman of our Board of Directors since February 2006 and has been our Chief Executive Officer since 1980. Until June 2000, he was also our Chief Financial Officer. Mr. Shiloh has served as the President of our subsidiaries Shintu since May 2006 and Hadco since March 2006 and as a member of the Board of Directors of several of our other subsidiaries, including El-Zon Holdings, also referred to as El-Zon, since 1993, Edit since 1996, and Ilrali Sheet Processing Ltd., also referred to as Ilrali, since 1999, and Dalian since 2006. He is also a director of Cotserv Commercial and Technical Services Ltd., which we refer to as Cotserv, an Israeli private holding company and one of our principal shareholders. Mr. Shiloh is a cousin of Matityahu Dov, a member of our Board of Directors. Mr. Shiloh is an electronics technician and received his degree from Ort Israel. Pursuant to the Israeli Companies Law, the ability of the Chief Executive Officer to serve as the Chairman of the Board is limited to three years and is subject to special approval by the shareholders.

Gil Haver has served as our Chief Financial Officer since June 2000. Prior to such date, he was an accountant for Yair Karni & Co., an Israeli based accounting firm, from 1995 to May 2000. Mr. Haver also serves as a director of several of our subsidiaries, including Gilinox since June 2006 and Dalian since April 2007. Mr. Haver holds a bachelor’s degree in accounting and economics from Ben Gurion University and is a certified public accountant in Israel.

Eyal Shavit has served as our Vice President of Business Development since May 2004. Mr. Shavit also serves as a member of the Board of Directors of several of our subsidiaries including Shintu since July 2004, Gilinox since June 2006, and Primpapol Poland since April 2007. Prior to joining us, Mr. Shavit served as the Vice President of Finance for Solor Holdings from January 2002 to April 2004, and as a controller at 3Path from 2000 to 2001. Mr. Shavit received his bachelor’s degree in accounting from the University of Tel Aviv, Israel and is a certified public accountant in Israel.

Yoram Abraham has served as the Chief Executive Officer of Primapol since February 2005. From March 2000 to February 2005 he was an export manager of our company. Mr. Abraham received his bachelor’s degree in economics and business administration from Hebrew University and his master’s degree in business administration from Tel Aviv University.

Boaz Lesham has served as the Chief Executive Officer of M.T.S. since August 2002. Mr. Lesham received his bachelor’s of science degree from Fairleigh Dickinson University and his master’s of science degree in management from Boston University-Ben Gurion program.

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Gilad Fishman has served as the Chief Executive Officer of Hadco since February 2006. From February 2005 through February 2006, Mr. Fishman served as our manager of exports. Mr. Fishman served as a customer solutions manager for Cisco Systems, Inc. from June 2002 through January 2005. Mr. Fishman received his bachelor’s degree in economics from Haifa University and his master’s degree in finance and marketing from the University of Southern California, Marshall School of Business.

Uri Lado has been our Business Manager since 1980 and has been a member of our Board of Directors since 1992. Mr. Lado is also a member of the Board of Directors of several of our subsidiaries, including El-Zon since 1993, Edit since 1996 and Ilrali since 1999. Mr. Lado is an electronics technician and received his degree from Ort Israel.

Ishay Davidi has been a member of our Board of Directors since 2006. Mr. Davidi is the Chief Executive Officer and a senior partner at FIMI Opportunity (2005) Ltd., which we refer to as FIMI Opportunity, an Israeli private management company and one of our principal shareholders. Mr. Davidi has served as a member of the board of directors of the following Israeli companies: Orian S.M. Ltd., an Israeli private customs clearance agency, since 2006; Gamatronic Electronic Industries Ltd., a company specializing in IT and telecom power solutions, since 2006; Merhav-Building Materials and Ceramics Center Ltd., a flooring distributor and wholesaler, since 2006; Tefron Ltd., an apparel designer, since 2005; TAT Technologies Ltd., a manufacturer of heat transfer equipment for aircraft, since 2004; and Tedea Development & Automation Ltd., a producer of electro-mechanical transducers, since 2000. Mr. Davidi was formerly a member of the board of directors of Formula Systems (1985) Ltd. from 2005 through 2006, Tadir-Gan (Precision Products) Ltd. from 2002 through 2006 and Lipman Electronic Engineering Ltd. from 2002 through 2006. Mr. Davidi received his bachelor’s degree in industrial and management engineering from Tel Aviv University and his master’s degree in finance from Bar Ilan University.

Matityahu Dov has been a member of our Board of Directors since 2004. Mr. Dov previously served on our Board of Directors from 1997 to 2002. Mr. Dov also has served as the Chief Executive Officer of the Engel Group, a residential and commercial developer based in Israel, since 2004 and, prior to that, Mr. Dov served as the Deputy Chief Executive Officer of Malibu Israel Ltd. for six years. He has been a director of Digal Ltd., a real estate holding company, since 2004 and of Ipax, an Israeli private pension fund management company, since 2005. From 2004 through February 2007, Mr. Dov served on the Board of Directors of Lgna Holdings Engel Europe, Engel Resources & Development Ltd. and Engel General Developers Ltd. Mr. Dov is the cousin of Shmuel Shiloh, the Chairman of the Board of Directors. Mr. Dov received his bachelor’s degree in economics and accounting from Tel Aviv University.

Yehuda Keren is an external director and has been a member of our Board of Directors since August 2002. Mr. Keren also has been a director of DASH-AIPEX Holdings Ltd., one of Israel’s leading institutional investors, since 2003. Mr. Keren has worked as an economic and financial consultant. Mr. Keren received his bachelor’s degree in economics from Tel Aviv University and received his MBA from Tel Aviv University.

Shaul Kobrinsky is an external director and has been a member of our Board of Directors since 2005. Mr. Kobrinsky previously served on our Board of Directors from 2000 to 2002. Mr. Kobrinsky has been an external director of Magal Security Systems Ltd., an Israeli based security system manufacturer, since 2004 and a director of O.D.F. Optronics Ltd., a developer of optical systems for military use, since 2006. Mr. Kobrinsky has been the managing partner of Whitepoint Investments Ltd., a wholly owned subsidiary of a US investment company registered in Israel, since 2003 and the senior managing director of Alagem Capital Group, a US based private equity group, since 2003. Prior to such time, he was the Chief Executive Officer of Urdan Industries Ltd. Mr. Kobrinsky received his bachelor’s degree in economics from Tel Aviv University.

Yarom Oren has been a member of our Board of Directors since 2006. Mr. Oren has been a partner at FIMI Opportunity, one of our principal shareholders, since 1998. Mr. Oren has served as a member of the board of directors of the following companies: FIMSCO LP, an Israeli limited liability partnership for holding companies, since 2006; Yarom Oren Management and Development Ltd., an Israeli private management company, since 2006; Work n Shape Ltd., an Israeli company holding a pending US patent, since 2006; FIMI Opportunity Ltd., an Israeli private management company, since 2006; Ginegar Plastic Industries Ltd., a developer and producer of polyethylene films, since 2005; Norfet LP since 2004; and Caesarea Creation Ltd., a manufacturer of

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bathroom products, since 1999. Mr. Oren was formerly a director of Formula Systems (1985) Ltd. from 2005 through 2006 and of FIMGOLD Ltd. from 2005 through 2006. Mr. Oren received his bachelor’s degree in industrial and management engineering from Tel Aviv University and his MBA from Warwick College in the United Kingdom.

Shalom Singer has been a member of our Board of Directors since 2006. Mr. Singer has served as a partner in Singer Barnea & Co. Ltd., an Israeli based investment house, since 1994 and as the Chairman of the Investment Committee of Profit Participating Policies of Clal Insurance Company Ltd., one of Israel’s largest insurance companies, since 2006. Mr. Singer has served as a member of the board of directors of the following companies: Scailex Corporation Ltd., a developer and manufacturer of inkjet based digital systems for industrial applications, since 2006; Israel Petrochemical Enterprises Ltd., a holding company engaged in the manufacture and supply of polyethylene and polypropylene for the plastics industry in Israel and Europe, since 2005; and Robert Marcus Loss Adjustors Ltd., an Israeli loss adjustment company, since 1994. Mr. Singer was the Chairman of the Board and the Chief Executive Officer of Kagam Central Pension Fund from 2003 through 2005. From 1999 to 2002, Mr. Singer was the Executive Vice Chairman of the Board of Directors of Elbit Medical Imaging Ltd. Mr. Singer received his bachelor’s degree in accounting from the University of Haifa.

Compensation of directors and executive officers

The aggregate direct compensation that we paid to our directors, who are not officers, for their services as our directors, as a group, for the year ended December 31, 2006 was $41,854. Directors are paid a stipend in connection with their attendance of board or committee meetings. There are no service contracts between our directors and us, except for the employment agreements described below. We have employment agreements with some of our executive officers, as described in more detail below.

The aggregate compensation paid to our Chief Executive Officer in 2006 was $441,461. The aggregate compensation paid to our Chief Financial Officer in 2006 was $264,425. Our four highest paid officers in 2006, other than our Chief Executive Officer, were the former Chief Executive Officer of one of our subsidiaries and the Chief Executive Officers of three of our other subsidiaries, who were paid $448,554, $307,788, $221,374 and $177,929, respectively. The aggregate compensation paid to all of our officers as a group (including the aggregate amount of the bonuses described below) during 2006 was $1,976,379. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid for by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2006, we set aside $49,153 for pension, retirement and similar benefits for our officers. We do not set aside any funds for these benefits for our directors who are not employees.

Our Chief Executive Officer is entitled to receive a bonus solely at the discretion of the Board of Directors. The Chief Executive Officer of Hadco is entitled to a yearly bonus equal to 10% of the annual net profit of Hadco. The Chief Executive Officer of M.T.S. is entitled to a yearly bonus equal to the greater of 10% of the annual net profit of Shintu and $20,000. The Chief Executive Officer of Primapol is entitled to a yearly bonus equal to 10% of the annual net profit of Primapol, reimbursement for his housing expenses and his children’s education expenses and, in the event of a sale of Primapol, he is entitled to a bonus equal to 10% of the net proceeds of such sale. The Chief Executive Officer of Gilinox is entitled to a yearly bonus equal to 10% of the annual net profits of Gilinox. Other than the agreement with Boaz Lesham, which is described more fully below, the arrangements with these executive officers are not subject to written agreements.

Employment agreements

We entered into an employment agreement with Shmuel Shiloh, our Chief Executive Officer, on January 1, 1992 for a term of five years that automatically extends for additional five-year terms unless terminated by either party upon three years’ prior notice. This agreement provides for an initial annual salary of NIS 30,000 to be paid to Shmuel Shiloh with yearly 5% increases (not including any adjustment to the Israeli CPI) and for the provision of manager’s insurance. On January 1, 1992, we also entered into an employment agreement with Uri Lado, our Business Manager in 1992 that provides for an initial term of five years. On December 31, 1996, we entered into an amendment to that employment agreement that provides for a monthly salary of NIS 30,300 and automatically extends the agreement for additional five-year terms unless terminated earlier by providing

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written notice and we also amended the agreement to extend the notice requirement for either party to terminate the agreement from one year to three years. This agreement provides for a salary to be paid to Uri Lado with yearly 5% increases and for the provision of manager’s insurance. At a shareholders meeting in March 2006, Uri Lado’s salary was increased to NIS 100,000 per month. If these agreements are not automatically renewed pursuant to their terms, then each agreement will expire on December 31, 2011.

Our subsidiary Shintu entered into an employment agreement with Boaz Leshem, the Chief Executive Officer of M.T.S. The agreement was effective as of September 1, 2004 and was amended on June 6, 2007. The employment agreement is for an initial three year term that expires on September 1, 2007 and automatically renews for additional one-year terms. The agreement provides Boaz Leshem with an annual base salary of $150,000 and an annual bonus equal to the greater of 10% of Shintu Inc.’s annual net earnings and $20,000. Either party may terminate the agreement without cause after the end of the initial three-year term upon  90 days’ prior written notice. Shintu Inc. may terminate the agreement at any time for cause.

Board practices

Board of directors

Currently, pursuant to our articles of association as presently in effect, our Board of Directors consists of eight directors, including two external directors in accordance with Israeli law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply, our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our directors, other than our external directors, are elected at the annual general meeting of our shareholders (the last taking place on August 22, 2007) and their terms expire on the date of the next annual general shareholders meeting. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See ‘‘— External directors.’’

Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of the Board. In addition, pursuant to our articles of association any director may convene a meeting of our Board of Directors. A quorum consists of a majority of the members of the Board and decisions are taken by a vote of the majority of the members present.

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company, see ‘‘— Indemnification of officers and directors and limitation of liability.’’ Our Articles of Association contain such a provision.

We are incorporated in Israel and are listed on the TASE, and therefore we are subject to various corporate governance requirements pursuant to Israeli law relating to external directors, our audit committee and our internal auditor which are described below.

External directors

Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting, provided that either:

such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or

the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 1.0% of the aggregate voting rights in the company.

External directors for Israeli companies are elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years. Each of our external directors was elected to serve on the Board of Directors in August 2005 and their term expires on August 22, 2008. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including The Nasdaq Global Market, may be extended indefinitely in increments of additional terms of up to three years each. External directors may

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be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

Israeli law provides that a person is not qualified to serve as an external director if, at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, or any entity under that person’s control had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director. Until the lapse of two years after termination of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or retain that person to provide paid professional services, whether directly or indirectly.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative as each term is defined in the Israeli Companies Law of such person.

Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Matityahu Dov, Yehuda Keren, Shalom Singer and Shaul Kobrinsky, who serves as the Chairman of the audit committee. Our Board of Directors has determined that Yehuda Keren and Shaul Kobrinsky are each individually the committee’s ‘‘financial expert,’’ as such term is defined by the rules of The Nasdaq Global Market and the SEC.

Our Board of Directors may appoint one director to our audit committee who (1) is not independent as defined in Nasdaq Marketplace Rule 4200(a)(15), (2) meets the criteria set forth in Section 10A(m)(3) under the Securities Exchange Act of 1934, as amended, and (3) is not one of our current officers or employees or a ‘‘family member’’ (as defined in Nasdaq Marketplace Rule 4200(a)(14)) of an officer or employee, if our Board of Directors, under exceptional and limited circumstances, determines that the appointment is in our best interests and the best interest of our shareholders, and our Board of Directors discloses, in our next annual report subsequent to the determination, the nature of the relationship and the reasons for that determination.

Compensation committee

Our Board of Directors has formed a compensation committee, pursuant to the listing requirements of The Nasdaq Global Market. The members of the compensation committee are Matityahu Dov, Yehuda Keren, Shaul Kobrinsky and Shalom Singer. The compensation committee of our Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The compensation committee will also administer our compensation plans.

Internal auditor

The board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

a person (or a relative of a person) who holds more than 5% of the company’s shares;

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a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

an executive officer or director of the company; or

a member of the company’s independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Menahem Rahav who also is a partner in Rahav, Reshef, Selter, Ben Ami and Co., an Israeli-based accounting firm.

The Sarbanes-Oxley Act of 2002 and The Nasdaq Global Market listing standards

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has recently adopted amendments to its requirements for companies that are listed on The Nasdaq Global Market. Nasdaq Marketplace Rule 4350 was amended to permit foreign private issuers, such as us, to follow certain home country corporate governance practices without seeking an individual exemption from The Nasdaq Global Market.

In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (1) a majority of its board of directors be independent, as defined in Nasdaq Marketplace Rule 4350(c), (2) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (3) a nominating committee as required by Nasdaq Marketplace  Rule 4350(c)(4). As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See ‘‘— External directors.’’ Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Nasdaq Marketplace Rule 4350(c)) members, two of whom are ‘‘external directors’’ under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace  Rule 4350(d)(2) and at least one of which meets the requirement of the Israeli Companies Law that one non-employee member has ‘‘financial and accounting skills’’ to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also ‘‘— Audit committee.’’ In addition, our directors will not be nominated by a majority of the independent directors or by a nominating committee comprised solely of independent directors as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, will be nominated in accordance with Israeli law, which provides that a company may determine its method of nominating its directors. In our case, the Board of Director members are elected by our shareholders, as is the custom in Israel. External directors are nominated by the board of directors and must be elected at the shareholders general meeting where the shareholders must approve them by a majority and in addition, either (1) one third of the non-controlling shareholders participating in such vote have voted for such External directors; or (2) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company.

approval of related party transactions under israeli law

Directors and executive officers

Fiduciary duties

Israeli law codifies the fiduciary duties that directors and executive officers owe to a company. These fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or executive officer to act with the level of care with which a reasonable director or executive officer in the same position would have acted under the same circumstances. The duty of loyalty requires that a director or executive officer act in good faith and in the best interests of the company.

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Personal interest

Israeli law requires that a director or executive officer promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person are interested parties, but excluding a personal interest stemming from one’s ownership of shares in the company. If it is determined that a director or executive officer has a personal interest in a transaction, board approval is required for the transaction. No transaction that is adverse to the company’s interest may be approved by the board. Approval by the company’s audit committee and the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a substantial effect on the company’s profitability, assets or liabilities. In the event of an extraordinary transaction, if a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Compensation arrangements

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers who are not directors require approval by our Board of Directors. Extraordinary transactions with executive officers who are not directors require the additional approvals of the audit committee. Compensation arrangements with directors require the approval of our audit committee, our Board of Directors and our shareholders, in that order. Transactions relating to exculpation, insurance or indemnification of (1) executive officers require audit committee approval and subsequent approval of our Board of Directors and (2) directors require audit committee approval, approval of our Board of Directors and subsequent shareholder approval.

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently, Cotserv (a company controlled by Shmuel Shiloh) and FIMSCO are considered to be the ‘‘controlling shareholders’’ of our company under Israeli law and we expect that they will continue to be ‘‘controlling shareholders’’ following the consummation of this offering.

Required approval

Certain transactions require the approval of our audit committee, our Board of Directors and our shareholders, in that order. These transactions are (1) extraordinary transactions with a controlling shareholder, or transactions in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest and (2) the terms of the compensation or employment of a controlling shareholder or his or her relative who is a director, executive officer or employee. The required shareholder approval must include the majority of shares voted at the meeting. In addition, either:

the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

the total number of shares of disinterested shareholders who voted against the transaction must not exceed 1.0% of the aggregate voting rights in the company.

The approval of our Board of Directors and shareholders is required for a private placement of securities (including any series of related private placements during a 12-month period or any private placements that are part of one continuous transaction or transactions that are conditioned upon each other) that:

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(1) represents at least 20% of a company’s actual voting power prior to the issuance of such securities and (2) that would increase the relative holdings of a 5% shareholder or that would cause any person to become a 5% shareholder, the consideration for which (or a portion thereof) is not cash or securities listed on a recognized stock exchange, or that is not at fair market value; or

results in a person becoming a controlling shareholder of the company.

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

an amendment to the company’s articles of association;

an increase of the company’s authorized share capital;

a merger; or

interested party transactions that require shareholder approval.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of this duty of fairness.

indemnification of officers and directors and limitation of liability

Pursuant to the Israeli Companies Law, an Israeli company may not exculpate a director or officer from liability for a breach of his or her duty of loyalty. A company may, however, approve certain acts performed in breach of the duty of loyalty provided that the director or officer acted in good faith, neither the act nor its approval has harmed the company, and the director or officer discloses the nature of his or her personal interest and all material facts and documents a reasonable time before discussion of the approval. A company may exculpate a director or officer in advance from liability to the company for a breach of his or her duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association and such breach does not relate to a dividend or other distribution by the company. Our articles of association include such a provision.

A company may indemnify a director or officer in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision. An undertaking by a company to indemnify a director or officer in advance for civil actions by third parties must be limited to foreseeable liabilities and reasonable amounts or criteria determined by the board of directors. A company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

a breach of duty of care to the company or to a third party;

a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

monetary liabilities imposed for the benefit of a third party.

We currently have directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims. In connection with this existing policy, no claims for liability have been filed under this policy to date. In connection with this offering and being a public company in the United States, we have acquired new insurance for our directors and officers that is more typical of public companies in the United States. At our annual general shareholders meeting held on August 22, 2007, our

Management

shareholders approved the new directors’ and officers’ liability insurance policy which is designed to increase the existing coverage. In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries, directors and officers.

Certain relationships and related party transactions

The following is a description of some of the transactions with related parties to which we, or our subsidiaries, are party. The descriptions provided below are only summaries and should be read in conjunction with, and are qualified in their entirety by, the complete agreements which are attached to the registration statement of which this prospectus is a part.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. We are required by law to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are approved by a majority of our Board of Directors, including a majority of the independent and disinterested members of our Board of Directors, and that they are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Financing transactions

On April 10, 2006, we issued 2,935,000 ordinary shares to FIMSCO for a total purchase price of $33.3 million, representing, after giving effect to the issuance of such ordinary shares, 27.6% of our issued and paid up share capital and voting rights and 25.1% of our issued share capital and voting rights, on a fully diluted basis. The net proceeds of the issuance were $33.1 million.

On September 28, 2005, we issued bonds to entities of Clal Insurance Company Ltd. in an aggregate principal amount equal to $10.9 million and 600,000 warrants for the purchase of our ordinary shares. The bonds bear interest at rate per annum equal to 3.95%, payable annually, subject to adjustment based on the Consumer Price Index in Israel. These bonds are repayable in four equal annual installments commencing on September 30, 2008. Each warrant can be exercised to purchase one ordinary share at an exercise price equal to NIS 65.45, as adjusted, commencing on the issuance date and continuing through September 30, 2011.

Registration rights

On July 27, 2007, we entered into a Registration Rights Agreement with FIMSCO that provides FIMSCO with certain registration rights in respect of the ordinary shares owned by them.

Demand registration rights

At any time after the closing of this offering, FIMSCO has the right, exercisable one time, to demand that we register our ordinary shares owned by FIMSCO under the Securities Act, subject to certain limitations, including that the aggregate offering price to the public equals at least $5,000,000. We may defer the filing of any registration statement for up to 120 days twice in any 12-month period if we determine that the filing (1) would require us to make a public disclosure of information which would have a material adverse effect on us or would be significantly disadvantageous to our shareholders and us or (2) could interfere with, or would require us to accelerate public disclosure of, any material financing, acquisition, disposition, corporate reorganization or other material transaction involving us or our subsidiaries. In addition, we do not have to file any registration statement, and can suspend its use, only once in any 12-month period and only for 120 days at any one time, at any time that our Board of Directors determines that the filing or use of the registration statement would be significantly detrimental to us. The underwriters for that transaction, if any, have the right, subject to certain limitations, to limit the number of ordinary shares included in the registration statement.

‘‘Piggyback’’ registration rights

If we register any of our ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for our own account or for the account of any shareholder, other than a registration on Form S-8, a registration relating to a corporate reorganization or other transaction described under Rule 145 of the Securities Act or a registration on Form F-4, FIMSCO has the right to include its ordinary shares as part of that registration. The underwriters for that transaction, if any, have the right, subject to certain limitations, to limit the number of ordinary shares included in the registration. We may terminate or withdraw any filed registration statement prior to the effective date for any reason without liability to FIMSCO.

Certain relationships and related party transactions

Shelf registration rights

At any time after the closing of this offering, FIMSCO has the right, exercisable three times, to require us to file a registration statement on Form F-3 for its ordinary shares, provided that the aggregate number of ordinary shares to be registered is at least 100,000. The underwriters for that transaction, if any, have the right, subject to certain limitations, to limit the number of ordinary shares included in the registration. In addition, we are not required to file any registration statement, and can suspend its use, only once in any 12-month period and only for 120 days at any one time, at any time that our Board of Directors determines that the filing or use of the registration statement would be significantly detrimental to us.

Expenses of registration

We must bear all expenses in effecting these registrations, including the fees of counsel for FIMSCO, provided we use the same counsel, with the exception of underwriting discounts and selling commissions. However, we are not required to pay expenses for more than one demand registration. If a demand registration is not filed or declared effective, we must pay the expenses and it will not count against the one demand registration limit, unless the failure to file or gain effectiveness is the result of FIMSCO’s actions, in which case FIMSCO must pay the expenses.

Expiration of registration rights

The registration rights described above will no longer apply at such time as FIMSCO is eligible to sell all of its ordinary shares subject to these registration rights under Rule 144 of the Securities Act within six months without registration.

Agreements with directors and officers

Our two largest shareholders, FIMSCO and Cotserv, a corporation controlled by Shmuel Shiloh, have entered into a Shareholders Agreement dated March 2006. The Shareholders Agreement will terminate on the earlier of (1) April 10, 2012 (the sixth anniversary of the signing date), (2) the first date on which one of the two shareholders holds less than 1,300,000 ordinary shares or (3) in the event that both of the shareholders do not designate a majority of our Board of Directors. In the event of any share split, share dividend, recapitalization, reorganization, combination or acquisition or receipt of additional ordinary shares, the provisions of the agreement also apply to any ordinary shares issued to, or otherwise held by, the shareholders.

Under the agreement, the shareholders (1) each vote for three designated directors and (2) each designate one external director to the Board of Directors. A shareholder who wishes to transfer any of its ordinary shares must first offer the ordinary shares to be transferred to the other shareholder and a shareholder who acquires an equity interest in any of our direct competitors must provide prior written notice and allow us to participate in the acquisition. In addition, if a shareholder does not exercise its right of first refusal, it has the right to demand the sale of its shares (on a proportionate basis) together with the shares of the selling shareholder.

In addition, each shareholder who wishes to purchase additional shares, in an amount greater than 3% of our issued and outstanding shares, must (1) give the other shareholder written notice three days in advance and  (2) allow the other shareholder to participate in the acquisition of additional shares in an amount that is pro-rata to their shareholdings and that is for the same price per share. FIMSCO, however, cannot purchase shares that increase its shareholdings above (1) Shmuel Shiloh’s direct and indirect shareholdings as of the date on which the purchase is consummated and (2) Shmuel Shiloh’s direct and indirect shareholdings in Scope as of the date on which the purchase is consummated.

Under the agreement, the shareholders also agreed to (1) cause us to enter into an indemnification agreement with each of our directors effective as of the date they become a director and (2) vote all of their shares in us in order to cause us to enter into a management agreement with FIMSCO.

We entered into a management agreement in April 2006 with FIMI Opportunity, a corporation that is one of the owners of FIMSCO. Under the management agreement, FIMI Opportunity is required to provide us with various management and consulting services, to be mutually determined by us and FIMI Opportunity from time to time. We are required to pay to FIMI Opportunity an annual fee in the amount of $120,000 plus a value

Certain relationships and related party transactions

added tax, payable quarterly. The agreement automatically terminates on April 10, 2008 and may be extended by our Board of Directors for up to three additional years. Each party is entitled to terminate the agreement upon one-year’s advance written notice. The management agreement will terminate automatically in the event that FIMI Opportunity no longer designates, through FIMSCO, at least three members to serve on our Board of Directors. Upon such expiration, FIMI Opportunity will be entitled to its pro rata portion of the annual management fee accrued as of the relevant date of termination.

Other

We lease the land for our operations in Israel from Edit. See ‘‘Business — Properties.’’

Principal shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of October 16, 2007, including ordinary shares that may be acquired pursuant to options that are exercisable within 60 days of the date of this prospectus, by:

each person or group of affiliated persons that, to our knowledge, beneficially owns more than 5.0% of our ordinary shares;

each of our directors and executive officers individually; and

all of our directors and executive officers as a group.

The following table also provides information about our principal shareholders, including:

the number and percentage of outstanding ordinary shares the shareholders own as of the date of this prospectus; and

the number and percentage of outstanding ordinary shares the shareholders will own after the offering, assuming all shares covered by the prospectus are sold.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of ownership is based on the 10,893,871 ordinary shares outstanding as of the date of this prospectus and the 14,667,456 ordinary shares outstanding immediately following the completion of the offering, or 15,233,494 ordinary shares assuming that the underwriters’ over-allotment option is exercised in full. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. To our knowledge, none of our shareholders of record are US holders. Our principal shareholders do not have different or special voting rights.

Unless otherwise noted below, each shareholder’s address is c/o Scope Metals Group Ltd., P.O. Box 3, Bne Ayish, 3 Hamerkava Street, Park Reem (Mivza), 60860, Israel.

Principal shareholders

	Shares beneficially owned prior to offering		Shares beneficially owned after offering (excluding exercise of over-allotment option)		Share beneficially owned after offering (including exercise of over-allotment option)
	Number	Percent	Number	Percent	Number	Percent
Directors and executive officers:
Shmuel Shiloh(1)	3,889,880	35.70%	3,889,880	26.52%	3,889,880	25.54%
Ishay Davidi	2,935,000	26.94%	2,935,000	20.01%	2,935,000	19.27%
Matityahu Dov	—	—	—	—	—	—
Yehuda Keren	—	—	—	—	—	—
Shaul Kobrinsky	—	—	—	—	—	—
Uri Lado	—	—	—	—	—	—
Yarom Oren	—	—	—	—	—	—
Shalom Singer	—	—	—	—	—	—
Gil Haver	—	—	—	—	—	—
Eyal Shavit	—	—	—	—	—	—
Yoram Abraham	—	—	—	—	—	—
Boaz Leshem	—	—	—	—	—	—
Gilad Fishman	—	—	—	—	—	—
All directors and executive officers as a group (13 persons)	6,824,880	62.64%	6,824,880	46.53%	6,824,880	44.80%
Principal shareholders:
Cotserv Commercial and Technical Services, Ltd.(1)	3,889,880	35.70%	3,889,880	26.52%	3,889,880	25.54%
FIMSCO Holdings Ltd.(2)	2,935,000	26.94%	2,935,000	20.01%	2,935,000	19.27%
Clal Insurance Company Ltd.(3)	1,201,490	11.02%	1,201,490	8.19%	1,201,490	7.89%

*

Less than 1.0%

(1)

Shares beneficially owned include: (a) 27,770 shares directly owned by Shmuel Shiloh and (b) 3,862,110 shares owned by Cotserv Commercial and Technical Services Ltd., which Shmuel Shiloh may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his control of Cotserv Commercial and Technical Services Ltd. Cotserv acquired its ordinary shares in a private placement in connection with our formation.

(2)

FIMSCO Limited Partnership (‘‘FIMSCO’’) is an Israeli limited partnership that was established to purchase our ordinary shares beneficially owned by it. These ordinary shares were purchased in a private placement. See ‘‘Certain relationships and related party transactions.’’ FIMSCO is wholly owned by (1) FIMI Opportunity Fund, L.P., a Delaware limited partnership, and FIMI Israel Opportunity Fund, Limited Partnership, an Israeli limited partnership (together, ‘‘FIMI Opportunity I Fund’’), (2) FIMI Opportunity Fund II, L.P., a Delaware limited partnership, and FIMI Israel Opportunity Fund II, Limited Partnership (together, ‘‘FIMI Opportunity II Fund’’) and (3) Fimsco Holdings Ltd. (‘‘Fimsco Holdings’’), an Israeli private company. FIMI Opportunity I Fund and FIMI Opportunity II Fund are limited partners in FIMSCO and Fimsco Holdings is the General Partner. Fimsco Holdings’s shareholders are FIMI 2001 Ltd. (‘‘FIMI 2001’’), the Managing Partner of FIMI Opportunity I Fund, and FIMI Opportunity 2005 Ltd. (‘‘FIMI 2005’’), the Managing Partner of FIMI Opportunity II Fund. Ishay Davidi Holdings Ltd., a company controlled by Ishay Davidi, holds more than 50% of the shares of each of FIMI 2001 and FIMI 2005 and, therefore, may be deemed to beneficially own the 2,935,000 ordinary shares of our company held by FIMSCO.

(3)

Certain entities within Clal Insurance Company Ltd., who are not related parties, hold options to purchase in the aggregate 585,000, or 5.33%, of our ordinary shares. In 2007, Clal Insurance Company Ltd. exercised 15,000 of its previously held warrants. Clal Insurance Company Ltd. is an Israeli public company and a subsidiary of Clal Insurance Enterprises Holdings Ltd., an Israeli public company and a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company and a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.

Description of share capital

SHARE CAPITAL

We are, prior to the consummation of the offering, authorized to issue 30,000,000 ordinary shares, par value NIS 1.00 per share. As of the date of this prospectus, we had 10,893,871 ordinary shares issued and outstanding.

Since January 1, 2003, we have issued the following ordinary shares.

During 2003, we did not issue any ordinary shares.

During 2004, we issued 137,503 of our ordinary shares, as a result of the conversion of convertible debentures previously issued in a public offering in 1997.

During 2005 and 2006, we issued 673,400 and 3,617,455 of our ordinary shares, respectively. We issued 2,935,000 ordinary shares to FIMSCO on April 10, 2006, and 545,455 ordinary shares to Migdal Insurance Company Ltd. and its related companies on March 26, 2006. In addition, 137,000 warrants were exercised on March 13, 2006.

In 2007, through the date of this prospectus, we did not issue any ordinary shares, other than 110,000 ordinary shares issued upon the exercise of previously issued warrants.

Upon the completion of this offering, all of our outstanding ordinary shares, including the ordinary shares issued in connection with the offering, will not have any preemptive rights, rights of first refusal or co-sale rights, except with respect to the provisions of the shareholders agreement between Cotserv and FIMSCO described above. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, articles of association or the laws of Israel.

REGISTER NUMBER AND PURPOSES OF THE COMPANY

Our number with the Israeli Registrar of Companies is 52-003742-5. Our purpose appears in our memorandum of association and includes every lawful purpose.

TRANSFER OF SHARES

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by applicable law.

ELECTION OF DIRECTORS

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under ‘‘Management — External directors.’’ Pursuant to the Israeli Companies Law, the procedures for the appointment, the removal and the term of office of directors, other than external directors, may be contained in our articles of association.

DIVIDEND AND LIQUIDATION RIGHTS

We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends and that dividends will be made at the discretion of our Board of Directors. Pursuant to the Israeli Companies Law, dividends may only be paid out of our retained earnings or profits accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is

Description of share capital

not more than six months before the date of distribution, and provided further that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors.

SHAREHOLDER MEETINGS

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (1) 5% of the outstanding shares of the company and 1% of the voting power in the company or (2) 5% of the voting power in the company.

Pursuant to our articles of association, shareholders are entitled to participate in and vote at general meetings so long as they are shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 21 days, nor less than four days, prior to the date of the general meeting, except as otherwise required by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

amendments to our articles of association;

appointment or termination of our auditors;

appointment and dismissal of external directors;

approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

increases or reductions of our authorized share capital;

a merger; and

the exercise of our Board of Directors’ powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided  21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested parties, or an approval of a merger, notice must be provided of 35 days prior to the meeting.

VOTING RIGHTS

Quorum requirements

Pursuant to our articles of association, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders. The quorum required for our ordinary meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, two of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that all resolutions of the shareholders require a simple majority vote.

Israeli law provides that shareholders of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he votes on resolutions relating to the

Description of share capital

following matters: an appointment or removal of directors, an approval of transactions with office holders or interested parties, an approval of a merger or any other matter in respect of which there is a provision in the articles of association. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing our registered capital, mergers and approval of related-party transactions. The Israeli Companies Law does not describe the substance of this duty. Pursuant to the Israeli Companies Law, no voting agreement may circumvent these shareholder duties.

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see ‘‘Management — Approval of related party transactions under Israeli law.’’

Access to corporate records

Pursuant to the Israeli Companies Law, all shareholders generally have the right to review minutes of a company’s general meetings, its shareholders register, articles of association and financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.

Registration rights

For a discussion of registration rights we have granted to shareholders, see the section of this prospectus entitled ‘‘Certain relationships and related party transactions — Registration rights.’’

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Description of share capital

Special tender offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

In the event that a special tender offer is made, a target company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their position on such offer, then shareholders who did not announce their position or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain of making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Description of share capital

Under the Israeli Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Unsecured creditors are entitled to notice of the merger pursuant to regulations under the Israeli Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies was obtained.

Borrowing powers

Pursuant to the Israeli Companies Law and our articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for the purposes of our company.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our Board of Directors and court approval.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares in the United States is American Stock Transfer & Trust Company.

Listing

Our ordinary shares have been approved for listing on The Nasdaq Global Market, subject to notice of issuance, under the symbol ‘‘SCPE.’’

Shares eligible for future sale

Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.

When the offering is completed, we will have a total of 14,667,456 ordinary shares outstanding. All of our ordinary shares are tradable on the TASE, subject to compliance with Regulation S in the case of ordinary shares held by affiliates that were not acquired in this offering. The 3,773,585 shares sold in this offering will be tradable in the United States unless they are purchased by our affiliates, persons who control us, are controlled by us or are under common control with us and persons who may sell these shares subject to the restrictions contained in Rule 144.

The shares that were outstanding prior to this offering may be resold in the United States subject to compliance with Rule 144 or any other applicable exemption under the Securities Act.

RULE 144

In general, under Rule 144, as currently in effect, 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

1% of the number of ordinary shares then outstanding, which will equal approximately 146,675 ordinary shares immediately after this offering; or

the average weekly trading volume of the ordinary shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to provisions regarding the manner of sales notice requirements and the availability of current public information about us.

RULE 144(K)

In general, under Rule 144(k), as currently in effect, any person (or persons whose shares are aggregated) who is not our affiliate at the time of the proposed sale and was not an affiliate at any time during the three months preceding such sale, and who owns restricted shares that were purchased from us or any of our affiliates at least two years prior to such sale, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

LOCK-UP AGREEMENTS

We, our executive officers and our directors listed in ‘‘Management’’ and the beneficial owners of 5% or more of our ordinary shares, other than Clal Insurance Company Ltd., and, if such shareholder is a corporation, its shareholders and the natural persons who have voting and investment control over it, and certain other shareholders, who following the consummation of this offering will beneficially own an aggregate of 6,824,880 ordinary shares, have signed lock-up agreements under which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares or any securities convertible into or exchangeable for our ordinary shares for a period of 180-days after the date of this prospectus without the prior written consent of UBS Securities LLC. At any time and without public notice, UBS Securities LLC may in their sole discretion release some or all of the securities from these lock-up agreements.

Taxation

The following description should not be construed as legal or professional tax advice regarding an investor’s particular situation and is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. As some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) generally are subject to tax at a rate of 25%.

Special provisions relating to taxation under inflationary conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year.

If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Taxation

Taxation of our shareholders

Taxation of non-Israeli shareholders on receipt of dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a ‘‘substantial shareholder’’ at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 25%. A ‘‘substantial shareholder’’ is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the ‘‘means of control’’ of the corporation. ‘‘Means of control’’ generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the US-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a US resident (for purposes of the US-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a US corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.    Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering on the TASE, (2) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain and (3) such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the US-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a US resident (for purposes of the US-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the US-Israel Tax Treaty, the US resident would be permitted to claim a credit for the tax against the US federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in US laws applicable to foreign tax credits. The US-Israel Tax Treaty does not relate to US state or local taxes.

Us Federal Income Taxation

The following is a description of the material US federal income tax consequences of the ownership and disposition of our ordinary shares under present law as of the date hereof. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the ‘‘Code,’’ regulations promulgated under the Code by the US Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service, or the ‘‘IRS,’’ and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurances can be given that the IRS would not assert or that a court would not sustain a position contrary to any of the tax consequences described below. This discussion does not address state, local

Taxation

or foreign tax consequences of the ownership and disposition of ordinary shares. See ‘‘Israeli Tax Considerations’’ above. If you are considering the purchase, ownership or disposition of our ordinary shares, you should consult your own tax advisors concerning the US federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

This description addresses only the US federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

financial institutions or insurance companies;

real estate investment trusts, regulated investment companies or grantor trusts;

dealers or traders in securities or currencies;

tax-exempt entities;

certain former citizens or long-term residents of the United States;

persons that received our shares as compensation for the performance of services;

persons that will hold our shares as part of a ‘‘hedging’’ or ‘‘conversion’’ transaction or as a position in a ‘‘straddle’’ for US federal income tax purposes;

persons that will hold our ordinary shares through a partnership or other pass-through entity;

persons whose ‘‘functional currency’’ is not the US dollar; or

a person who actually or constructively owns 10% or more, of the voting power or value, of our shares.

Moreover, this description does not address the US federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

For purposes of this description, a ‘‘US Holder’’ is a beneficial owner of our ordinary shares that for US federal income tax purposes is:

an individual citizen or resident of the United States;

a corporation (other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

an estate, the income of which is subject to US federal income taxation regardless of its source; or

a trust if such trust has validly elected to be treated as a US person for US federal income tax purposes or if (1) a court within the US is able to exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of the substantial decisions of such trust.

A ‘‘Non-US Holder’’ is a beneficial owner of our ordinary shares that is not a US Holder nor a partnership (or other entity treated as a partnership for federal income tax purposes).

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

Subject to the discussion below under ‘‘Passive foreign investment company considerations,’’ if you are a US Holder, for US federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares other than certain distributions, if any, of ordinary shares distributed pro rata to all of our

Taxation

shareholders, with respect to ordinary shares, before reduction for any Israeli taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under ‘‘Passive foreign investment company considerations,’’ non-corporate US Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (ie, gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. Subject to the discussion below under ‘‘Passive foreign investment company considerations,’’ to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend.

If you are a US Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute ‘‘passive category income,’’ or, in the case of certain US Holders, ‘‘general category income.’’ The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under ‘‘Backup withholding tax and information reporting requirements,’’ if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or exchange of ordinary shares

Subject to the discussion below under ‘‘Passive foreign investment company considerations,’’ if you are a US Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate US Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (ie, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses for US federal income tax purposes is subject to limitations.

Subject to the discussion below under ‘‘Backup withholding tax and information reporting requirements,’’ if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

such gain is effectively connected with your conduct of a trade or business in the United States; or

you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Taxation

Passive foreign investment company considerations

A non-US corporation will be classified as a ‘‘passive foreign investment company,’’ or a ‘‘PFIC,’’ for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

at least 75% of its gross income is ‘‘passive income;’’ or

at least 50% of the average value of its gross assets is attributable to assets that produce ‘‘passive income’’ or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2007. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be classified as a PFIC for the 2007 taxable year until after the close of the year. The determination of whether we are a PFIC is made annually for each taxable year of the company. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of our outstanding shares plus our liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of our shares. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of our shares would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of our shares may result in our being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Because of the fact specific nature of the inquiry, we cannot predict at this time what portion of the net proceeds we would need to spend in order to avoid PFIC status. If we are a PFIC for any taxable year during which a US Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such US Holder owns such shares. However, if we cease to be a PFIC, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares.

A US Holder that holds our ordinary shares during any taxable year in which we are a PFIC will be subject to special tax rules with respect to any ‘‘excess distribution’’ received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

the excess distribution or gain will be allocated ratably over your holding period for the shares;

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to any year other than to the year of disposition or excess distribution or any year prior to the first taxable year in which we were a PFIC cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the US Holder holds the ordinary shares as capital assets. In addition, non-corporate US Holders will not be eligible

Taxation

for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. If we are a PFIC, a holder of ordinary shares that is a US Holder will be required to file Internal Revenue Service Form 8621 for each tax year in which the US Holder owns the ordinary shares.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a US Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available because the ordinary shares will be listed on The Nasdaq Global Market, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the shares will be ‘‘regularly traded.’’

A US Holder that makes an effective mark-to-market election will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over such US Holder’s adjusted tax basis in the shares. Such US Holder will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such US Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, it is possible, provided that we comply with certain reporting requirements, to avoid the rules described above by electing to treat us as a ‘‘qualified electing fund’’ under section 1295 of the Code. This option will not be available to US Holders because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the US federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a US payor or US middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a US payor or US middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a ‘‘withholding foreign trust’’ or a ‘‘withholding foreign partnership’’ within the meaning of the applicable US Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a US person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

Taxation

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your US federal income tax liability provided the required information is furnished to the IRS.

The above description should not be construed as legal or professional tax advice regarding an investor’s particular situation and is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Underwriting

We are offering the ordinary shares described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters and is the sole book running manager of this offering. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ordinary shares listed next to its name in the following table:

Underwriters	Number of ordinary shares
UBS Securities LLC
CIBC World Markets Corp.
Jefferies & Co., Inc.
Total	3,773,585

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our ordinary shares are offered subject to a number of conditions, including:

receipt and acceptance of our ordinary shares by the underwriters; and

the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our ordinary shares, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted the underwriters an option to buy up to 566,038 additional ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 566,038 additional shares from us.

Paid by us
	No exercise	Full exercise
Per ordinary share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.6 million.

No Sales of Similar Securities

We, our executive officers and directors listed in ‘‘Management’’ and the beneficial owners of 5% or more of our ordinary shares, other than Clal Insurance Company Ltd., and, if such shareholder is a corporation, its shareholders and the natural persons having voting and investment control over it, who following the consummation of this offering will beneficially own an aggregate of 6,824,880 ordinary shares, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our ordinary shares or securities convertible into or exchangeable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from these lock-up agreements. The 180-day lock-up period may be extended if (1) we issue an earnings release, or material news or a material event relating to us occurs, during the period that begins on the date that is 15 calendar days plus three business days before the end of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 calendar-day period beginning on the last day of the lock-up period. In either case, the lock-up period may be extended for 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Nasdaq Global Market Quotation

Our ordinary shares have been approved for listing on The Nasdaq Global Market, subject to notice of issuance, under the symbol ‘‘SCPE.’’ Our shares are listed on the TASE under the symbol ‘‘SCOP.’’

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids; and

syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased shares in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise. The underwriters will not carry out these transactions on the TASE.

The underwriters and their affiliates have provided, and may provide, certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Determination of Offering Price

Prior to this offering, there has been no public market in the United States for our ordinary shares. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

the information set forth in this prospectus and otherwise available to the representative;

our history and prospects, and the history and prospects of the industry in which we compete;

our past and present financial performance and an assessment of our management;

our prospects for future earnings and the present state of our development;

the general condition of the securities markets at the time of this offering;

the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies;

the recent market price of our ordinary shares on the TASE; and

other factors deemed relevant by the underwriters and us.

Electronic Distribution

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Legal matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yoram L. Cohen, Ashlagi, Fisher, Eshel — Law Offices, Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Morrison & Foerster LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Haim Samet, Steinmetz, Haring & Co. — Law Office, Tel Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by White & Case LLP, New York, New York.

Experts

The consolidated financial statements of Scope Metals Group Ltd. (formerly known as Scope Metals Trading & Technical Services Limited) at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus, have been audited by Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Enforceability of civil liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States, including those based upon the civil liability provisions of the US federal securities laws, against us or any of our directors and officers and named Israeli experts may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yoram L. Cohen, Ashlagi, Fisher, Eshel — Law Offices, that it may be difficult to assert US securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of US securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not US law is applicable to the claim. If US law is found to be applicable, the content of applicable US law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

the prevailing law of the foreign state in which the judgments were rendered allows for the enforcement of judgments of Israeli courts;

adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of Israel;

the judgments were not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

the obligations under the judgment are enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Hadco as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, relating to this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit some information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of such documents. Where we have filed documents as exhibits to the registration statement, you should read the complete document itself for a complete description of its terms.

As a foreign private issuer, we will file with the SEC our annual report on Form 20-F and will submit under cover of a Form 6-K any material interim reports, press releases or other documents published or required to be published in Israel. As a foreign private issuer, we will not be subject to the proxy rules of Section 14 of the Securities Exchange Act of 1934, as amended, and our officers, directors and principal shareholders will not be subject to the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address noted above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We maintain a corporate website at www.scope-metal.com. Information contained on or derived from or through this website is not a part of this prospectus, and you should not consider it to be a part of this prospectus.

Scope Metals Group Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006
Consolidated Balance Sheets as of December 31, 2005 and 2006 and June 30, 2007	F-3
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007	F-7
Notes to Consolidated Financial Statements	F-10

Report of independent registered public accounting firm

▪	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	▪	Phone: 972-3-6232525 Fax: 972-3-5622555

To the Board of Directors and Shareholders of
SCOPE METALS GROUP LTD. (formerly known as
SCOPE METALS TRADING & TECHNICAL SERVICES LIMITED)

We have audited the accompanying consolidated balance sheets of SCOPE METALS GROUP LTD. (formerly known as SCOPE METALS TRADING & TECHNICAL SERVICES LIMITED) (the ‘‘Company’’) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel May 31, 2007 except for Note 20h, for which the date is August 5, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Scope Metals Group Ltd.

CONSOLIDATED BALANCE SHEETS

In thousands of US dollars, except share and per share data

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$24,910	$8,061	$7,867
Short-term available-for-sale marketable securities	7,944	49,882	34,155
Trade receivables (net of allowance for doubtful accounts of $264, $500 and $426 at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively)	52,747	83,469	93,390
Other accounts receivable and prepaid expenses	3,685	6,983	10,095
Inventory	82,854	137,983	183,889
Total Current Assets	172,140	286,378	329,396
Long-Term Assets:
Severance pay fund	4,359	5,635	6,307
Prepaid long-term operating lease	1,864	2,315	2,158
Total long-term assets	6,223	7,950	8,465
Property and Equipment, Net	33,524	41,776	49,984
Intangible Assets and Debt Issuance Costs	415	1,600	1,965
Goodwill	1,192	2,483	2,601
Total Assets	$213,494	$340,187	$392,411
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term bank credit and current portion of long-term debt	$35,998	$42,163	$37,950
Trade payables	18,819	35,969	39,823
Accrued expenses and other accounts payable	6,088	7,841	8,407
Total Current Liabilities	60,905	85,973	86,180
Long-Term Liabilities:
Long-term debt	87,133	114,240	158,365
Liability in respect of warrants issued	978	3,534	—
Deferred tax liability	943	1,427	1,766
Accrued severance pay	4,919	6,681	7,091
Total Long-Term Liabilities	93,973	125,882	167,222
Minority Interest	107	—	—
Commitments and Contingencies
Shareholders’ Equity:
Ordinary shares of NIS 1.00 ($0.24) par value:
Authorized – 13,500,000 ordinary shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited); Issued and outstanding – 7,166,416, 10,783,871 and 10,798,871 ordinary shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively	2,378	3,149	3,153
Additional paid-in capital	31,616	73,023	82,717
Accumulated other comprehensive loss	(14,518)	(4,702)	(4,741)
Retained earnings	39,033	56,862	57,880
Total Shareholders’ Equity	58,509	128,332	139,009
Total Liabilities and Shareholders’ Equity	$213,494	$340,187	$392,411

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of US dollars, except share and per share data

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues	$111,822	$134,553	$233,805	$102,028	$147,759
Cost of goods sold	72,795	94,721	161,531	72,518	102,551
Gross profit	39,027	39,832	72,274	29,510	45,208
Expenses:
Warehouse, delivery, selling and marketing	10,162	13,924	24,679	10,584	16,131
General and administrative	4,582	6,074	9,554	4,301	5,679
Total expenses	14,744	19,998	34,233	14,885	21,810
Operating income	24,283	19,834	38,041	14,625	23,398
Financial expenses	4,709	7,864	10,467	6,136	7,414
Financial income	(1,947)	(1,201)	(2,368)	(1,546)	(2,175)
Adjustment of liability in respect of warrants issued	—	(355)	3,041	44	5,933
Other expenses (income), net	881	4	(91)	(21)	(42)
Income before income taxes	20,640	13,522	26,992	10,012	12,268
Income taxes	7,371	3,652	9,149	2,890	5,296
Income before minority interest in earnings of a subsidiary	13,269	9,870	17,843	7,122	6,972
Minority interest in earnings (loss) of a subsidiary	3	77	14	(1)	(13)
Net income	$13,266	$9,793	$17,829	$7,123	$6,985
Basic net earnings per share	$2.08	$1.40	$1.83	$0.80	$0.65
Diluted net earnings per share	$2.02	$1.40	$1.82	$0.80	$0.63
Weighted average number of ordinary shares used in computing basic net earnings per share	6,380,803	6,998,066	9,739,877	8,872,098	10,792,954
Weighted average number of ordinary shares used in computing diluted net earnings per share	6,573,854	6,998,066	9,778,148	8,872,098	11,066,125
Cash dividends per share	$—	$1.00	$—	$—	$0.55

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands of US dollars, except share data

	Share capital		Additional paid-in capital	Treasury shares	Retained earnings	Accumulated and other comprehensive loss	Total comprehensive income	Total shareholders’ equity
	Number	Amount
Balance as of January 1, 2004	6,355,510	$2,194	$22,343	$(3,200)	$22,760	$(11,772)		$32,325
Conversion of convertible debentures	23,340	5	194	—	—	—		199
Conversion of convertible debentures held by the Company to share capital	114,166	25	1,003	(1,028)	—	—		—
Issuance of share capital from treasury shares	—	—	119	4,228	—	—		4,347
Unrealized loss on available-for-sale marketable securities and reclassification adjustment to income statement of realized gain, net of tax	—	—	—	—	—	(97)	$(97)	(97)
Foreign currency translation adjustments	—	—	—	—		1,074	1,074	1,074
Net income	—	—	—	—	13,266	—	13,266	13,266
Total comprehensive income							$14,243
Balance as of December 31, 2004	6,493,016	2,224	23,659	—	36,026	(10,795)		51,114
Issuance of stock, net of issuance expense of $182	673,400	154	7,957	—	—	—		8,111
Payment of dividend	—	—	—	—	(6,786)	—		(6,786)
Unrealized loss on available-for-sale marketable securities and reclassification adjustment to income statement of realized gain, net of tax	—	—	—	—	—	(28)	$(28)	(28)
Foreign currency translation adjustments	—	—	—	—	—	(3,695)	(3,695)	(3,695)
Net income	—	—	—	—	9,793	—	9,793	9,793
Total comprehensive income							$6,070
Balance as of December 31, 2005	7,166,416	2,378	31,616	—	39,033	(14,518)		58,509
Stock-based compensation in respect of issuance of shares by subsidiary	—	—	43	—	—	—		43
Issuance of stock, net of issuance expense of $217	3,480,455	738	38,694		—	—		39,432
Exercise of warrants	137,000	33	2,592	—	—	—		2,625
Purchase of Treasury shares	—	—	—	(1,011)	—	—		(1,011)
Issuance of share capital from treasury shares	—	—	78	1,011	—	—		1,089
Unrealized gain on available-for-sale marketable securities and reclassification adjustment to income statement of realized gain, net of tax	—	—	—	—	—	20	$20	20
Foreign currency translation adjustments	—	—	—	—	—	9,796	9,796	9,796
Net income	—	—	—	—	17,829	—	17,829	17,829
Total comprehensive income							$27,645
Balance as of December 31, 2006	10,783,871	$3,149	$73,023	$—	$56,862	$(4,702)		$128,332
Payment of dividend	—	—	—	—	(5,967)	—		(5,967)
Exercise of warrants	15,000	4	331	—	—	—		335
Unrealized gain on available-for-sale marketable securities and reclassification adjustment to income statement of realized gain, net of tax	—	—	—			71	71	71
Reclassification of liability to equity related to the modification of warrants			9,363					9,363
Foreign currency translation adjustments	—	—	—			(110)	(110)	(110)
Net income	—	—	—		6,985		6,985	6,985
Total comprehensive income	—	—	—				$6,946
Balance as of June 30, 2007 (unaudited)	10,798,871	$3,153	$82,717	$—	$57,880	$(4,741)		$139,009

Scope Metals Group Ltd.

Accumulated and other comprehensive loss
Accumulated foreign currency translation adjustments as of December 31, 2005	$(14,547)
Accumulated unrealized gains from available-for-sale marketable securities as of December 31, 2005	$42
Deferred tax liability related to unrealized gains from available-for-sale marketable securities as of December 31, 2005	$(13)
Accumulated foreign currency translation adjustments as of December 31, 2006	$(4,751)
Accumulated unrealized gains from available-for-sale marketable securities as of December 31, 2006	$69
Deferred tax liability related to unrealized gains from available-for-sale marketable securities as of December 31, 2006	$(20)
Accumulated foreign currency translation adjustments as of June 30, 2007 (unaudited)	$(4,861)
Accumulated unrealized gains from available-for-sale marketable securities as of June 30, 2007 (unaudited)	$167
Deferred tax liability related to unrealized gains from available-for-sale marketable securities as of June 30, 2007 (unaudited)	$(47)

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of US dollars

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash Flows from Operating Activities:
Net income	$13,266	$9,793	$17,829	$7,123	$6,985
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation	1,853	2,826	4,289	1,997	2,682
Amortization of intangible assets and debt issuance expenses, net	66	76	217	103	120
Amortization of discount on convertible and non-convertible debentures	99	39	155	78	84
CPI adjustment on convertible and non-convertible debentures	341	1,347	(156)	169	274
Adjustment of liability in respect of warrants issued	—	(355)	3,041	44	5,933
Accrued interest on available-for-sale marketable securities	(1,137)	(450)	(1,875)	(563)	(803)
Amortization of prepaid long-term operating lease	214	213	358	190	145
Impairment of investments	912	—	—	—	—
Increase in trade receivables	(20,288)	(9,026)	(24,021)	(17,815)	(10,694)
Increase in other accounts receivable and prepaid expenses	(1,195)	(531)	(2,876)	(1,495)	(2,929)
Accrued severance pay, net	60	78	413	265	(263)
Increase in inventories	(27,378)	(20,582)	(38,888)	(18,081)	(47,406)
Decrease (increase) in deferred taxes, net	52	(744)	515	194	49
Increase in trade payables	1,319	5,737	15,637	9,006	4,411
Increase (decrease) in accrued expenses and other accounts payable	3,496	(1,763)	1,404	(69)	632
Other	(4)	79	(26)	21	(38)
Net cash used in operating activities	$(28,324)	$(13,263)	$(23,984)	$(18,833)	$(40,818)
Cash flows from investing activities:
Purchase of property and equipment	$(7,644)	$(14,673)	$(9,545)	$(2,935)	$(11,347)
Proceeds from sale of property and equipment	39	30	100	26	119
Proceeds from maturities of debt securities	—	3,298	941	—	18,313
Proceeds from sale of marketable securities	14,682	2,668	9,558	8,544	27,914
Purchase of marketable securities	(5,222)	(8,514)	(47,928)	(42,598)	(29,512)
Proceeds from short-term bank deposits, net	—	436	—	—	—
Acquisition of business (a, b, c)	—	(1,197)	(11,100)	(11,100)	(442)
Prepayment for long-term operating lease	—	—	(702)	(692)	(127)
Net cash provided by (used in) investing activities	1,855	(17,952)	(58,676)	(48,755)	4,918

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

In thousands of US dollars

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from financing activities:
Issuance expenses relating to initial public offering	—	—	—	—	(256)
Repayment of debentures	(1,469)	(975)	(14,832)	(14,486)	(4,164)
Proceeds from issuance of long-term debentures	11,084	29,196	—	—	35,638
Purchase of Treasury stock at cost	—	—	(1,011)	(802)	—
Purchase of convertible debentures by the Company	(1,028)	—	—	—	—
Issuance of shares from Treasury stock for cash	4,347	—	1,089	—	—
Issuance of stock	—	8,111	39,432	39,432	—
Issuance of warrants	—	642	—	—	—
Exercise of warrants	—	—	2,140	—	231
Increase (decrease) in short-term loan and credit	1,467	(1,249)	8,185	5,279	(6,329)
Long-term loans received	33,511	30,903	53,089	26,839	26,633
Payment of long-term loans	(11,452)	(15,437)	(24,352)	(6,811)	(11,056)
Payment of dividend	—	(6,786)	—	—	(5,967)
Cash distribution to minority shareholders of a subsidiary	—	(18)	(16)	—	—
Net cash provided by financing activities	36,460	44,387	63,724	49,451	34,730
Effect of foreign currency exchange differences on cash and cash equivalents	263	(1,551)	2,087	1,118	976
Increase (decrease) in cash and cash equivalents	10,254	11,621	(16,849)	(17,019)	(194)
Cash and cash equivalents at the beginning of the period	3,035	13,289	24,910	24,910	8,061
Cash and cash equivalents at the end of the period	$13,289	$24,910	$8,061	$7,891	$7,867
Cash paid during the year
Taxes	$3,453	$5,600	$9,322	$3,979	$5,565
Interest	$3,778	$5,804	$8,621	$4,865	$5,443
Supplementary information for non-cash transactions
Purchase of property and equipment	$249	$908	$144	$151	$57
Conversion of debentures into ordinary shares	$1,227	$—	$—	$—	$—
Exercise of warrants classified as a liability	$—	$—	$485	$—	$104
Reclassification of liability to equity related to fair value of warrants	$—	$—	$—	$—	$9,363

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

In thousands of US dollars

a.

In conjunction with the Primapol business, the fair value of assets acquired on the acquisition date  (March 2005) was as follows (see Note 1c):

Inventory	$742
Property and equipment	81
Customer list	172
Trade name	31
Goodwill	171
$1,197

b.

In conjunction with the Hadco Metal Trading Co. LLC (‘‘Hadco’’) business, the fair value of assets acquired on the acquisition date (February 2006) was as follows (see Note 1b):

Inventory	$8,000
Property and equipment	550
Customer list	1,172
Trade name	211
Goodwill	1,167
$11,100

c.

In conjunction with the acquisition of a distribution center in Tampa, Florida, the fair value of assets acquired on the acquisition date (March 2007) was as follows (see Note 1g) (unaudited):

Inventory	$140
Property and equipment	102
Customer list	91
Trade name	17
Goodwill	92
$442

The accompanying notes are an integral part of the consolidated financial statements.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:    General

a.

Company Description:

Scope Metals Group Ltd., formerly known as Scope Metals Trading & Technical Services Limited, (‘‘Scope’’ or the ‘‘Company’’) was incorporated under the laws of the State of Israel in 1980. The Company is a distributor and supplier of finished and semi-finished metals and engineered plastics products to industrial manufacturers in Israel and throughout the Middle East, Turkey, Greece and Cyprus, with a growing international presence in the United States and Europe.

The Company has ten majority owned and wholly-owned subsidiaries: Shintu Inc. (‘‘Shintu’’), Hadco and Material Technologies Solutions LLC (‘‘M.T.S.’’), all located in the United States, Primapol-Metal-Spot S.r.o. (‘‘Primapol’’) in the Czech Republic, Gilinox S.r.l in Romania, Dalian Best Metals Ltd. (‘‘D.B.M.’’) in China, Ilrali Sheet Processing Ltd., all are engaged in selling and marketing a range of metal products, Edit Industrial Buildings Ltd. (‘‘Edit’’), which is a non-active subsidiary, through which the Company leased land from the Israel Land Administration (see also Note 12d.2), El-Zon Ltd. and Raas Metals Ltd., which are non-active subsidiaries. Subsequent to the balance sheet date, the Company established a subsidiary in Poland, Primaspot Polska Sp. z.o.o. Poland.

For the years ended December 31, 2004, 2005 and 2006 and for the periods ended June 30, 2006 (unaudited) and 2007 (unaudited), one customer, Israel Aircraft Industry Ltd (‘‘IAI’’) and its subcontractors accounted for approximately 6.9%, 10.8% and 12.5% and 11.1% and 11.8%, respectively, of the Company’s sales for that period. (see Note 12a.).

The trading in the Company’s ordinary shares commenced on the Tel Aviv Stock Exchange in April 1992.

b.

Acquisition of Hadco

On February 9, 2006, the Company acquired, through a newly formed subsidiary, Hadco, the business operations of three distribution centers located in Florida, Pennsylvania and New York, including the inventory, goodwill, customer list, trade name and property and equipment of the selling corporations for the cash purchase price, including transaction costs, of $11,100. Additionally, Hadco offered employment to all of the distribution centers’ employees without assuming any prior employee-employer obligations. Additionally, Hadco rented from the seller for two years the buildings in which the distribution centers were located.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141 and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair value on the date of acquisition. The results of the acquired operations were included in the consolidated financial statements commencing from the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined based on significant consideration of the synergistic and strategic benefits. Accordingly, the transaction resulted in goodwill of $1,167. The Company believes that the goodwill represents synergies that are achievable by combining acquired customer relationships and established reputation with the Company’s products and expertise.

Based upon an independent valuation of the tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition on the date of acquisition, as follows:

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 1:    General  (Cont.)

Inventory	$8,000
Property and equipment	550
Intangible assets:
Customer relationships	1,172
Trade name	211
Goodwill	1,167
Net assets acquired	$11,100

Amortization of the acquired customer relationships and trade name was calculated using estimated useful lives of ten and five years, respectively.

Goodwill of $1,167 represents the excess of the purchase price over the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

The pro-forma effect of the acquisition is immaterial to the Company’s results and therefore pro-forma financial information giving effect to this transaction has not been included.

c.

Acquisition of Primapol

At the beginning of October 2004, the Company formed Metal Spot S.r.o, a wholly owned subsidiary (‘‘Metal Spot’’) in the Czech Republic. Metal Spot commenced its initial operations in metal sales in the beginning of 2005. On March 15, 2005, Metal Spot acquired a Czech distribution center for 895 Euro ($1,197) and changed its name to Primapol.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141 and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on the significant consideration of the synergistic and strategic benefits. Accordingly, the transaction resulted in goodwill of $171. The Company believes that the goodwill represents synergies that are achievable by combining Primapol’s customer relationships and established reputation with the Company’s products and expertise.

Based upon a valuation of the tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition of Primapol’s assets on the date of acquisition, as follows:

Inventory	$742
Property and equipment	81
Intangible assets:
Customer relationships	172
Trade name	31
Goodwill	171
Net assets acquired	$1,197

Amortization of the acquired customer relationships and trade name was calculated using estimated useful lives of ten and five years, respectively.

Goodwill of $171 represents the excess of the purchase price over the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

The pro-forma effect of the acquisition is immaterial to the Company’s results and therefore pro-forma financial information giving effect to this transaction has not been included.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 1:    General  (Cont.)

d.

Acquisition of M.T.S.

In October 2004, Scope, through its wholly-owned subsidiary, Shintu, invested $500 in M.T.S. for 51% interest. In December 2005, Shintu entered into agreements with the holder of a minority interest in M.T.S. pursuant to which the Company acquired the remaining interest in M.T.S. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, ‘‘Business Combination’’ (‘‘SFAS 141’’) and the results of M.T.S.’s operations have been included in the consolidated financial statements since October 1, 2004.

The pro-forma effect of the acquisition is immaterial to the Company’s results and therefore pro-forma financial information giving effect to this transaction has not been included.

e.

Gilinox S.r.l — Romania

In June 2006, Gilinox S.r.l (‘‘Gilinox’’) acquired approximately 2.5 acres of industrial land in Bucharest, Romania, for 600 Euro ($766). Gilinox built 1.5 acres of storage units on the acquired property.

In November 2006, the Company acquired approximately 1.2 acres of adjacent land for 318 Euro ($407). The Company commenced its activities in Romania in May 2007.

f.

Dalian Best Metals Ltd. — China

In May 2006, the Company, through its wholly-owned subsidiary D.B.M. leased 0.2 acres in the province of Dalian, China. The Company commenced its activities in China in January 2007.

g.

Acquisition of distribution center in Tampa, Florida (unaudited):

On March 28, 2007, Hadco signed an agreement to acquire the business activities of a distribution center located in Tampa, Florida that markets stainless steel products. According to the agreement, Hadco acquired the inventory of the distribution center and equipment at cost on the date that the agreement was executed.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141 and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on significant considerations of the synergies and strategic benefits. Accordingly, the transaction resulted in goodwill of $92. The Company believes that the goodwill represents synergies that are achievable by combining the customer relationships of the Tampa distribution center with the Company’s established reputation and with the Company’s products and expertise.

Based upon a preliminary valuation of the tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition on the date of acquisition, as follows:

Inventory	$140
Property and equipment	102
Intangible assets:
Customer relationships	91
Trade name	17
Goodwill	92
Net assets acquired	$442

The pro-forma effect of the acquisition is immaterial to the Company’s results and therefore pro-forma financial information giving effect to this transaction has not been included.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies

The consolidated financial statements are prepared according to generally accepted accounting principles in the United States (‘‘US GAAP’’).

a.

Use of estimates:

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in US dollars:

The accompanying financial statements have been prepared in US dollars.

Foreign currency translation:

A majority of the revenues of the Company and its Israeli subsidiaries is generated in the New Israeli Shekel (‘‘NIS’’). In addition, a substantial portion of operating expenses of the Company and most of its Israeli subsidiaries’ costs are incurred in NIS and as a result the functional currency of the Company and its Israeli subsidiaries is the NIS. The Company’s subsidiaries that operate outside of the US use their local currency as the functional currency. Accordingly, the financial statements are translated into US dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expense accounts for each respective period. The translation adjustments are deferred as a separate component of shareholders’ equity, within other comprehensive income, net of tax where applicable.

Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the consolidated statements of income.

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.

Cash and cash equivalents:

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with maturities of three months or less on the date of purchase.

e.

Marketable securities:

The Company and its subsidiaries account for investments in debt, mutual funds and equity securities in accordance with Statement of Financial Accounting Standard No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities.’’

Management determines the appropriate classification of its investments in debt, mutual funds and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date.

The Company and its subsidiaries classify all of their investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in ‘‘accumulated other comprehensive income (loss)’’, in shareholders’ equity, net of taxes. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The fair values of the Company’s investments in marketable securities are determined based on market quotations. The Company periodically evaluates its investments in marketable securities for impairment due to declines in market value that are considered to be other than temporary. Such impairment

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

evaluations include, in addition to persistent, declining market prices, general economic and company-specific evaluations. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in other income (expense), net in the accompanying consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

Interest and dividends on securities are included in financial income, net.

f.

In certain transactions the Company prepays for its inventory purchases. These prepayments are recorded as assets under ‘‘Advanced payments to suppliers’’ on the balance sheet.

g.

Inventory:

Inventory consists of finished goods and is valued at the lower of cost (using the average cost method) or market. Costs included in inventories are based on invoiced costs and/or delivery costs, as applicable. The Company writes down inventories for the difference between the carrying value of the inventories and their estimated replacement cost. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

Management estimates its reserves for inventory obsolescence by continuously examining its inventories to determine if there are indicators that carrying values exceed net realizable values. As of December 31, 2004, 2005 and 2006 and June 30, 2007 no provision for slow moving or obsolescence inventory was recorded.

h.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Machinery and warehouse equipment	6.5 – 15
Office furniture	6 – 33 (mainly 33%)
Motor vehicles	15 – 20 (mainly 15%)
Leasehold land *)	5 – 6
Buildings	2.5
Leasehold improvements	Over the shorter of the term of the lease or useful lives

*)     See also Note 12d.2.

i.

Goodwill:

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company tests goodwill for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of the reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

at the end of the fourth quarter of each year. As of December 31, 2005 and 2006 and June 30, 2007 (unaudited), no impairment losses were identified.

j.

Intangible assets:

Definite-lived intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Customer relationships are amortized over a period of 10 years and the trade name is amortized over a period of 5 years.

k.

Deferred issuance costs:

Costs incurred in respect of the issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debentures using the effective interest method (average of 4.5 years).

l.

Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, 2005 and 2004 and June 30, 2007 (unaudited), no impairment losses were identified.

m.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company provides for this liability by making monthly deposits for insurance policies, central funds and by an accrual.

The value of these funds is recorded as an asset on the Company’s balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of the insurance policies and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $656, $838 and $1,253, respectively.

n.

Revenue recognition:

Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment.

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with Statement of Financial Accounting Standard No. 48, ‘‘Revenue Recognition When Right of Return Exists’’ when returns are expected, the Company records a provision for estimated

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

product returns at the time product revenues are recognized based on the Company’s historical experience. In addition, the Company records reductions to revenue and trade receivables for volume-based incentives, at the time revenue is recorded, based on the estimated amount of incentives earned.

As of December 31, 2005 and 2006, the Company had insignificant provisions with respect to these incentives and with respect to the right of return.

o.

Warehouse and delivery costs:

Costs incurred in connection with warehouse and delivery are classified as warehouse, delivery, selling and marketing expenses in the accompanying income statements and include shipping and handling costs, warehouse lease expenses and related depreciation. The shipping and handling costs amounted to $3,814, $1,596, $1,232, $2,504 and $1,447 for the years ended December 31, 2006, 2005 and 2004 and for the six months ended June 30, 2007 (unaudited) and 2006 (unaudited), respectively.

p.

Financial expenses (income)

The majority of the Company’s long-term debentures are linked to the Israeli CPI. Accordingly, the Company’s long-term debt is adjusted based on the changes in the Israeli CPI rate in each of the reporting periods and such changes are recorded as financial expenses (income) in the Company’s consolidated statements of income. Financial expenses (income) resulting from the Israeli CPI rate adjustments to the Company’s long-term debentures for the years ended December 31, 2004, 2005, and 2006 amounted to $361, $1,367 and $(149), respectively.

q.

Income taxes:

The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, ‘‘Accounting for Income Taxes’’ (‘‘SFAS No. 109’’). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

r.

Fair value of financial instruments:

The carrying amounts reported on the balance sheet for cash and cash equivalents, trade and other receivables, short-term bank credit and loans and trade and other payables approximate their fair values due to the short-term maturities of such instruments.

Long-term liabilities are estimated by discounting the future cash flows using current interest rates for loans or similar terms and maturities. The carrying amount of the long-term liabilities approximates their fair value.

The fair value for available-for-sale marketable securities is based on quoted market prices (see Note 3).

s.

Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents are invested in dollar denominated investments with major banks in Israel and Switzerland. Such cash and cash equivalents in

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

Switzerland may be in excess of the insurance limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, believes that minimal credit risk exists with respect to these investments.

The available-for-sale marketable securities of the Company and its subsidiaries mainly include investments in Israeli State short-term bonds. Management believes that the State of Israel is financially sound, and accordingly, believes that minimal credit risk exists with respect to these marketable securities.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located mainly in Israel, the United States and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments.

The Company and its subsidiaries perform ongoing credit evaluations of their customers’ financial condition. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make payments when due. The Company considers multiple factors, including the age of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer.

t.

Derivative Instruments:

Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in their statement of financial position at fair value. The accounting for changes in the fair value (ie, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company’s derivative instruments have not met the criteria for hedging accounting and consequently, any gain or loss derived from these instruments is recognized as other income/expense in current earnings during the period of change. As of December 31, 2005, the Company recorded a loss in the amount of $16 from its commodities forward transactions. The losses of $228 were recorded in 2006, the year in which these forward transactions were closed.

Certain warrants issued by the Company to its investors qualify as derivatives and as such are classified as non-hedging derivatives (for further information please refer to Notes 10(a)(5) and 13(b)).

As required by SFAS 133, these warrants are required to be carried as derivative liabilities, at fair value, in the financial statements. The Company estimates the fair value of derivative financial instruments using the Black Scholes option valuation technique because it embodies all of the economic factors that the Company deems appropriate to capture the value of the warrants based on the following assumptions, including trading volatility, estimated terms and risk free rates, necessary to calculate the significant and subjective estimates that change over the duration of the instrument with related changes in internal and external market factors. An option-based technique is highly volatile and sensitive to changes in the trading market price, which has historically been highly volatile. Since derivative financial instruments initially and subsequently are carried at fair value, the Company’s statements of income reflect any volatility in these estimate and assumption changes. From January 1, 2006 to December 31, 2006 and from December 31, 2006 to May 11, 2007 and May 27, 2007 (the dates of modification), the Company’s trading market price has increased from NIS 50.03 (approximately $10.86) to NIS 75.5 (approximately $18.27) and from NIS 75.5 (approximately $18.27) to NIS 110.70 and NIS 113.90 (approximately $27.84 and $28.25),

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

respectively, and these increases predominantly affected the increase in the fair value of the Company’s outstanding warrants. In May 2007, the Company amended the terms of its outstanding warrants to remove the indexation to the Israeli CPI, eliminating the dual index feature and therefore any required adjustments for liability in respect of warrants issued in all future periods. As a result, the outstanding warrants became an equity instrument and are not marked-to-market.

u.

Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with the Statement of Financial Accounting Standard No. 128, ‘‘Earnings Per Share.’’

All outstanding warrants have been excluded from the calculation of the diluted net earnings per ordinary share for the year ended December 31, 2005, because all such securities are anti-dilutive for this period. The total weighted-average number of shares excluded from the calculations of diluted net earnings per share was 511,647 ordinary shares.

v.

Treasury Shares:

The Company accounts for the purchase of Treasury shares at cost. When Treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, ‘‘Status of Accounting Research Bulletins’’ and charges the excess of the re-issuance price over the purchase cost to additional paid-in capital. The purchase cost is calculated based on the weighted average method. If the purchase cost is higher than the re-issuance price, the Company credits the difference to retained earnings.

w.

Comprehensive income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, ‘‘Reporting Comprehensive Income.’’ This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to foreign currency translation adjustments unrealized and reclassification of realized gains and losses on available-for-sale securities.

x.

Unaudited information:

The consolidated financial statements include the unaudited consolidated balance sheet as of June 30, 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2006 and 2007. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with accounting principles generally accepted, for interim financial reporting, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire relevant year.

y.

Recently issued accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:    Significant Accounting Policies  (Cont.)

evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (ie, the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, ‘‘Accounting for income taxes’’ (‘‘FAS 109’’). This includes tax positions considered to be ‘‘routine,’’ as well as those with a high degree of uncertainty.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s consolidated financial position and results of operations (unaudited).

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 ‘‘Fair Value Measurements,’’ (‘‘SFAS No. 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS No. 159’’). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 3:    Available-For-Sale Marketable Securities

The following is a summary of investments in available-for-sale marketable securities as of December 31, 2005 and 2006 and March 31, 2007 (unaudited):

	December 31, 2005
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value
Available-for-sale:
Mutual funds and equity securities	$3,828	$88	$(53)	$3,863
Corporate bonds	3,117	28	(40)	3,105
Short-term bonds issued by the State of Israel	148	—	—	148
Other State of Israel bonds	807	22	(1)	828
	$7,900	$138	$(94)	$7,944
	December 31, 2006
Available-for-sale:
Mutual funds and equity securities	$1,125	$84	$(103)	$1,106
Corporate bonds	106	6	—	112
Short-term bonds issued by the State of Israel	47,770	55	—	47,825
Other issued by state of Israel bonds	812	27	—	839
	$49,813	$172	$(103)	$49,882
	June 30, 2007
	(unaudited)
Available-for-sale:
Mutual funds and equity securities	$944	$175	$(47)	$1,072
Corporate bonds	69	7	(1)	75
Short-term bonds issued by the State of Israel	32,029	3	—	32,032
Other State of Israel bonds	945	39	(8)	976
	$33,987	$224	$(56)	$34,155

The gross realized gains on sales of available-for-sale securities totaled $1,199, $328 and $228 and $99 and $2,312 for the years ended December 31, in 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively, and such gains were recorded in financial income. The adjustment to unrealized holding gains (losses) on available-for-sale marketable securities, net of related deferred taxes, was included as a separate component of shareholders’ equity, ‘‘Accumulated other comprehensive gains (losses)’’ amounted to $(97), $(28) and $20 and $(97) and $71 for the years ended December 31, 2004, 2005 and 2006 and for the six months periods ended June 30, 2006 and 2007, respectively.

The amortized cost and fair value of debt and marketable equity securities as of December 31, 2006 and June 30, 2007, by contractual maturity, are shown below.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 3:    Available-For-Sale Marketable Securities  (Cont.)

	December 31, 2006
	Amortized cost	Fair market value
Matures within one year	$48,582	$48,776
Equity securities – No definite maturity date	1,231	1,106
Total	$49,813	$49,882

	June 30, 2007
	(unaudited)
	Amortized cost	Fair market value
Matures within one year	$33,043	$33,083
Equity securities – No definite maturity date	944	1,072
Total	$33,987	$34,155

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005, 2006 and June 30, 2007.

	December 31, 2005
	Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses
Mutual funds and equity securities	$549	$94	$—	$—

	December 31, 2006
	Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses
Mutual funds and equity securities	$431	$88	$4	$15

	June 30, 2007
	(unaudited)
	Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses
Mutual funds and equity securities	$22	$2	$255	$45
Short-term bonds issued by the State of Israel	260	9	—	—
Total	$282	$11	$255	$45

Mutual funds and equity securities — The Company’s investments in marketable equity securities consist primarily of investments in common stock of high-tech and pharmaceutical companies. The remaining fair value and unrealized losses are from the Company’s investment in equity securities only and are distributed in one company in 2005 and four companies in 2006. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006 and as of June 30, 2007 (unaudited).

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 4:    Other Accounts Receivable and Prepaid Expenses

	December 31,
	2005	2006
Government authorities	$983	$883
Prepaid expenses	131	577
Advance payments to suppliers	1,319	3,957
Deferred taxes	1,052	991
Employees	—	106
Others	200	469
	$3,685	$6,983

NOTE 5:    Property and Equipment

The composition of assets, grouped by classifications, is as follows:

	December 31,
	2005	2006
Cost:
Machinery and warehouse equipment	$23,059	$26,971
Office furniture	5,286	7,832
Motor vehicles	3,818	5,503
Building and leasehold improvements *)	12,377	17,311
Advance payments	—	313
	44,540	57,930
Less – accumulated depreciation	11,016	16,154
Depreciated cost	$33,524	$41,776

*)     This building was constructed on the land that was leased from Israeli Land Administration (see also Note 12d(2))

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $1,853, $2,826 and $4,289, respectively.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 6:    Intangible Assets and Debt Issuance Costs, Net

a.

The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2005	2006
Cost:
Customer lists	$168	$1,340
Trade name	30	241
Debt issuance costs	474	518
	672	2,099
Less – accumulated amortization
Customer lists	(13)	(124)
Trade name	(5)	(45)
Debt issuance costs	(239)	(330)
	(257)	(499)
Amortized cost	$415	$1,600

Intangible assets are a result of the Company’s acquisitions of Hadco (see Note 1b) and Primapol (see Note 1c).

b.

The amortization of intangible assets and debt issuance costs for the years ended December 31, 2004, 2005 and 2006 amounted to $66, $76 and $217, respectively.

c.

Following are the estimated amortization expenses in respect of identifiable intangible assets for the years ended:

December 31,
2007	$193
2008	193
2009	193
2010	186
2011	145
2012 and thereafter	690
$1,600

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 7:    Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2005 and 2006 and June 30, 2007 (unaudited), were as follows:

Balance as of January 1, 2005	$1,110
Goodwill acquired during the year 2005 (see Note 1c)	171
Foreign currency translation adjustments	(89)
Balance as of December 31, 2005	1,192
Goodwill acquired during the year 2006 (see Note 1b)	1,167
Foreign currency translation adjustments	124
Balance as of December 31, 2006	2,483
Goodwill acquired during the period (see Note 1g)	92
Foreign currency translation adjustments	26
Balance as of June 30, 2007 (unaudited)	$2,601

NOTE 8:    Short-Term Bank Credit and Current Portion of Long-Term Debt

	Interest rate
	December 31,		June 30,	December 31,		June 30,
	2005	2006	2007	2005	2006	2007
			(unaudited)			(unaudited)
Short-term bank loans:
Dollars		8.25%		$—	$6,041	$—
Dollars		7.36%	6.5%	—	429	500
Czech Koruna			4.2%	—	—	208
Euro	4.49%	5.275%	4.5%	150	593	1,535
NIS		Prime+0.2%		—	592	—
				150	7,655	2,243
Short-term bank credit	Prime+0.1% – 0.75%	Prime+0.5%		87	906	—
Current maturities of long-term debt				35,761	33,602	35,707
Total short-term bank credit and current maturities of long-term debt				$35,998	$42,163	$37,950

As of December 31, 2005 and 2006, the Company had unused credit lines in the amount of $442 and $727, respectively. The weighted average interest rate on the credit lines and short-term loans as of December 31, 2005 and 2006 were 5.3% and 7.8%, respectively.

On January 24, 2007, M.T.S. and Hadco together entered into a $12,000 revolving credit facility and a $7,000 term loan facility with Bank Leumi USA, also referred to in this paragraph as Bank Leumi. The outstanding principal amount of the revolving credit loans bears interest at the prime rate plus 0.25% while the outstanding principal amount of the term loan bears interest at the prime rate plus 0.50%. The principal of each revolving credit loan or term loan may be repaid in whole or in part, without premium or penalty, provided that any partial payment is in an amount equal to at least $1,000. In connection with the agreement, among other things (1) M.T.S. and Hadco each entered into a security agreement with Bank Leumi granting Bank Leumi, upon written notice, a security interest in the accounts receivable and inventory of each subsidiary, (2) the Company separately

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 8:    Short-Term Bank Credit and Current Portion of Long-Term Debt  (Cont.)

agreed with Bank Leumi to purchase from Bank Leumi all of Hadco’s inventory upon the occurrence of an event of default, (3) if the combined tangible net worth of the borrowers (total assets minus total liabilities) of M.T.S. and Hadco, plus subordinated debt at December 31 of each year does not equal $ 4,700, then the amount of subordinated debt must be adjusted (either up or down) so that the combined tangible net worth of M.T.S. and Hadco plus the amount of subordinated debt equals $ 4,700. As of June 30, 2007 (unaudited), there was a total of $19,000 in outstanding principal amount under the revolving credit facility and under the term loan facility.

The M.T.S. and Hadco revolving credit facility contains restrictions and events of default that limit the Company’s, or their, ability to operate the Company’s respective businesses, including our ability to incur additional debt (including secured debt) and grant liens on our assets.

NOTE 9:    Accrued Expenses and Other Accounts Payable

	December 31,
	2005	2006
Payroll and related accruals	$1,454	$2,138
Accrued expenses	134	613
Government authorities	225	364
Advance payments from customers	—	—
Derivative instruments	235	—
Accrued interest on account of debentures and loans	4,040	4,726
	$6,088	$7,841

NOTE 10:    Long-Term Debt

a.

Composed as follows:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
Debentures (1 – 5) *)	$57,332	$46,096	$77,252
Banks and others	65,562	101,746	116,820
	122,894	147,842	194,072
Less – current maturities	35,761	33,602	35,707
	$87,133	$114,240	$158,365

*) The debentures are not convertible and not tradable.

1.

In January 2002, the Company issued to a group of institutional investors debentures in an aggregate principal amount of $17,681. The debentures are as follows:

a)

Series 1 debentures in an aggregate principal amount of $3,215. The debentures are linked to the Israeli CPI and bear interest at a rate per annum equal to 5.6%. The debentures matured on January 31, 2006 and were repaid in one installment on that date.

b)

Series 2 debentures in an aggregate principal amount of $4,466. The debentures are linked to the Israeli CPI and bear interest at a rate per annum equal to 5.8%. The debentures are repayable annually in 5 equal installments commencing on January 31, 2005 through January 31, 2009. The interest is paid annually on January 31.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 10:    Long-Term Debt  (Cont.)

2.

In February 2004, the Company issued to a group of institutional investors Series 3 debentures in an aggregate principal amount of $11,170. The debentures are linked to the Israeli CPI and bear interest at a rate per annum equal to 6.1%. The debentures are repayable in three equal installments commencing on February 26, 2009 through February 26, 2011. The interest is paid annually on February 26.

3.

On January 13, 2005, the Company issued to an institutional investor debentures in an aggregate principal amount of $13,799. The debentures are linked to the Israeli CPI and bear interest at rate per annum equal to 5.95%. The debentures are repayable in six equal installments commencing on January 13, 2007 through January 13, 2012. The interest is paid annually on January 13.

4.

On February 4, 2005, the Company issued to an institutional investor debentures in an aggregate principal amount of $4,570. The debentures bear interest at a rate per annum equal to 5.9% and are repayable in six equal installments commencing on February 4, 2007 through February 4, 2012. The interest is paid annually on February 4.

5.

On September 28, 2005, the Company issued to an institutional investor (‘‘Clal Insurance Company Ltd.’’) debentures (series 4) in an aggregate principal amount of $10,915 and detachable warrants (‘‘the Series 4 Warrants’’) to purchase 600,000 ordinary shares of the Company, par value NIS 1.00 ($0.22) each. The debentures are linked to the Israeli CPI and bear interest at a rate per annum equal to 3.95%. The debentures are repayable annually in four equal installments commencing on September 30, 2008 through September 2011 and the interest is paid annually on September 30.

The Series 4 Warrants bear an exercise price of NIS 64.43 ($14.07) per share which is linked to the Israeli CPI, subject to adjustments determined in the agreement (dividend, stock-split, etc.) and may be exercised in whole or in part through September 30, 2011. The warrants in the abovementioned transaction are considered dual indexed because they are indexed to both, the Company’s own stock (as that term is defined in Emerging Issue Task Force Issue No. of 01-6. ‘‘The meaning of Indexed to a Company’s Own Stock’’) and to changes in the Israeli CPI. As such, and since the warrants satisfy the definition of ‘‘derivative instruments’’ in their entirety, they are accounted for as derivatives.

Pursuant to the accounting practice for financing transactions that include debt instruments and other freestanding financial instruments that is recorded at fair value at each reporting period with changes in fair value recorded in earnings, the freestanding Series 4 Warrants were recorded at their initial fair value and the residual consideration received for the issuance of the Series 4 debentures and warrants was recorded as debt.

The resulting discount on the debt instrument is amortized and recorded as financial expense throughout the loan period.

The initial amount allocated to the fair value of the warrants was $691 and was based on a Black-Scholes pricing model assuming a risk-free interest rate of 2.9%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 5 years.

Such fair value was remeasured at each balance sheet date. The fair value of the Series 4 Warrants was remeasured to $378 and $1,221 as of December 31, 2005 and 2006, respectively.

The fair value of the Series 4 Warrants was remeasured as of December 31, 2005 using the Black-Scholes pricing model, assuming a risk-free interest rate of 2.98%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 4.75 years.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 10:    Long-Term Debt  (Cont.)

The fair value of the Series 4 Warrants was remeasured as of December 31, 2006 using the Black-Scholes pricing model, assuming a risk-free interest rate of 3.7%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 3.75 years.

The fair value of the Series 4 Warrants was remeasured as of May 11, 2007 (the modification date) using the Black-Scholes pricing model, assuming a risk-free interest rate of 4.74%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 3.38 years (unaudited).

For changes in the fair value in the liability in respect of such warrants, see Note 11.

On May 11, 2007, the Company amended the terms of the Series 4 Warrants included in paragraph 5 to eliminate the adjustment to the CPI, accordingly, the fair value of the warrants as of that date in the amount of $5,685 was reclassified from a long-term liability to additional paid-in capital and no future remeasurement will be required (unaudited).

6.

In March 2007, the Company issued NIS linked debentures to institutional investors for total consideration of $ 35,636. The debentures cannot be converted to the Company’s ordinary shares.

The debentures bear interest at a rate of 5.1% per annum and are linked to the Israeli CPI, which interest is payable once a year on March 5. The debentures are repayable annually in five installments on March 5 of each year from 2011 to 2015.

7.

In March 2007, Series 4 Warrants to purchase 15,000 ordinary shares were exercised.

8.

The $13,799 debentures included in paragraph 3, the Series 3 debentures included in paragraph 5, and the $4,570 debentures included in paragraph 4 each contain restrictions and events of default following which the bondholder may demand accelerated repayment. These events of default include (i) initiation of proceedings by another creditor for an amount exceeding NIS 7,000 thousand (approximately $1,657 as of December 31, 2006) claiming a default in the Company’s obligation; (ii) commencement of a liquidation process on behalf of the Company; (iii) misleading representations by the Company which may have adverse effects on the repayment of the loan; (iv) delay of over 15 days in any required payment; (v) decrease in the holdings of the Chief Executive Officer of the Company to below 20% for the $13,799 debentures and 30% for the Series 3 and $4,570 debentures; (vi) the Company’s failure to satisfy its payment obligations to its other creditors; (vii) the filing of a legal claim against the Company by one of its creditors whose debt exceeds NIS 5,000 thousand (approximately $1,183 as of December 31, 2006); and (viii) accelerated immediate repayment of credit facilities granted to the Company in an amount exceeding NIS 5,000 (approximately $1,183 as of December 31, 2006). As of December 31, 2006 and March 31, 2007, the Company was in compliance with all of its obligations set forth in the debentures.

9.

The Israeli CPI linked debentures are accounted for in accordance with FAS 133 and considered to be closely related to the economic characteristics and risks of debentures. Accordingly the embedded derivatives are not bifurcated from the debentures.

10.

During the six months ended June 30, 2007, the Company entered into loan agreements with several banks in Israel totaling an aggregate principal amount of $7.5 million. These loans bear interest at the prime rate plus 0.2% - 0.35% and will be repaid over the next five years (unaudited).

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 10:    Long-Term Debt  (Cont.)

b.

The balance of the debentures as of December 31, 2005 and 2006 and June 30, 2007 is comprised as follows:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
Debentures and loans	$123,547	$148,386	$194,530
Accrued discount	(653)	(544)	(458)
	$122,894	$147,842	$194,072

c.

Composition of long-term loans and debentures by currencies:

	Interest rate	December 31,		June 30,
		2005	2006	2007
				(unaudited)
Long-term bank loans:
In NIS	Prime plus 0.1% – 0.5%	$1,462	$1,325	$95,760
In NIS	Prime plus 0.6% – 0.8%	261	—	—
In NIS	Prime plus 0.45%	60,434	98,604	1,038
In NIS	Prime plus 0.5 – 0.75%	847	462	459
In NIS linked to the Israeli CPI	3.95%	230	128	—
In NIS	7.9% – 8%	1,629	887	883
In NIS	8.65% – 8.8%	521	—	—
In Czech Koruna	3.95%	177	162	117
In Dollars	Prime + 0.25% – 0.5%			18,563
In NIS	Prime	—	178	—
Long-term debentures:
In NIS linked to the Israeli CPI	5.6%	14,086	—	—
In NIS linked to the Israeli CPI	5.80%	3,808	3,103	2,063
In NIS linked to the Israeli CPI	6.10%	11,300	12,275	12,239
In NIS linked to the Israeli CPI	5.9% – 5.95%	17,843	19,383	16,104
In NIS linked to the Israeli CPI	5.1%	—	—	35,448
In NIS linked to the Israeli CPI	3.95%	10,296	11,335	11,398
		$122,894	$147,842	$194,072

d.

Long-term loans and debentures as of June 30, 2007 mature as follows (unaudited):

First year (current maturities)	$35,707
Second year	50,856
Third year	31,487
Fourth year	31,961
Fifth year	20,391
Sixth year and thereafter	23,670
$194,072

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:    Liability in Respect of Warrants Issued

Roll forward of warrants’ value:

	Warrants granted in April 2005 *)	Warrants granted in September 2005 **)	Total
Value as of issuance date	$642	$691	$1,333
Mark to market 2005	(264)	(91)	(355)
Value as of December 31, 2005	378	600	978
Mark to market 2006	1,328	1,713	3,041
Exercise of warrants	(485)	—	(485)
Value as of December 31, 2006	$1,221	$2,313	3,534
Mark to market 2007	2,457	3,476	5,933
Exercise of warrants	—	(104)	(104)
Reclassification of liability to equity related to the fair value of warrants	(3,678)	(5,685)	(9,363)
Value as of June 30, 2007 (unaudited)	$—	$—	$—

*)     See Note 13(c).

**)   See Note 10(a)(5).

Transactions related to warrants granted to investors during the years ended December 31, 2005 and 2006, and the weighted average exercise price per share at each year end are summarized as follows:

	Amount	Weighted average exercise price
Warrants outstanding as of January 1, 2005	—	$—
Granted	1,081,000	$14.15
Warrants outstanding as of December 31, 2005	1,081,000	$14.22
Granted	—	$—
Exercised	(137,000)	$15.66
Warrants outstanding as of December 31, 2006	944,000	$15.45
Exercised	(15,000)	$15.10
Warrants outstanding as of June 30, 2007 (unaudited)	929,000	$15.46

NOTE 12:    Commitments and Contingencies

a.

The Company entered into an agreement with IAI on July 7, 2004 the term of which commenced on January 1, 2005. Pursuant to the agreement, the Company agreed to sell certain types and a pre-determined minimum quantity of metals products to IAI upon their request. The agreement terminates automatically three years from its commencement date. IAI can renew this agreement for four additional one year terms. These options to extend may be exercised by prior written notice not later than four months prior to the end of each period. The agreement requires that the Company’s on-time deliveries must meet or exceed 98%, that the Company maintains a 99% first time quality rating according to IAI’s supplier rating system, that the Company complies with IAI’s quality requirements and that the Company purchases materials only from sources approved in writing by IAI.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:    Commitments and Contingencies  (Cont.)

The Company must maintain a sufficient inventory of materials to ensure that it can provide IAI with products that meet IAI’s forecasted as well as non-forecasted requirements and to fulfill the requirement that the Company maintains a minimum of three months’ worth of forecasted products at all times. IAI may terminate the agreement at any time if it determines that a termination is in its best interest.

The Company also entered into an agreement with IAI in September 2005 for the sale to IAI of up to a certain specified number of tons of various types of aluminum plates for the 2006 calendar year or the thirteen-month period ending January 31, 2007. The agreement provided that the aluminum plates would be sold to IAI at fixed prices pursuant to purchase orders. Although the term of this agreement has terminated, certain portions of the specified tons of aluminum plates provided for in the agreement not purchased by IAI during the effective period of the agreement, as well as a certain quantity of additional aluminum plates, remain available for purchase by IAI through the 2007 calendar year at the rates set forth in the agreement.

b.

The Company has several long-term agreements with different suppliers for the purchase of inventory, in which prices are fixed for the term of the agreement. The agreements may be cancelled by the Company only in the event of a breach of the agreement (as defined in the different agreements). Future minimum payments under the above agreements are as follows:

Year ended December 31,	Suppliers
2007	$21,847
2008	17,531
2009	18,925
2010	19,890
2011	19,890
$98,083

c.

The Company provides the CEOs of the subsidiaries with bonus programs based on the profits of the subsidiaries. The Company has provided a full provision in regard of these bonus programs.

d.

Lease commitments:

1.

The Company’s subsidiaries’ facilities and its vehicles are leased under operating lease agreements, which expire on various dates, the latest of which is in 2012. Leases for Hadco’s distribution centers may be terminated at any time on 30 days notice.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities	Vehicles	Total
2007	$593	$268	$861
2008	491	270	761
2009	451	254	705
2010	375	253	628
2011	375	173	548
2012 and thereafter	100	36	136
	$2,385	$1,254	$3,639

Lease expenses related to facilities for the years ended December 31, 2004, 2005 and 2006 were approximately $58, $190 and $551, respectively.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:    Commitments and Contingencies  (Cont.)

Lease expenses related to vehicles for the years ended December 31, 2004, 2005 and 2006 were approximately $45, $106 and $367, respectively.

2.

The Company leases two parcels from the Israel Lands Administration (‘‘ILA’’), one with an area of 3.3 acres and another with an area of 9.1 acres. The lease period for the first parcel ends in 2012 and the lease period for the second parcel ends in 2016. The lease fees for both parcels were paid up front in full. The Company has the right to renew both of these leases and, for the first parcel must provide notice of its intent to do so at least one year prior to the expiration of the lease. There is no specified notice period for renewal of the second parcel. Each lease may be renewed for a period of 49 years commencing on the expiration of the initial term. The amount of prepaid and long term lease includes payments on account of land development and payments for the capitalization of lease payments. The long-term lease prepayments are amortized based on the period determined in the agreement, without taking into account the renewal option as no price was set for the exercise of the renewal option in the agreement.

As of the date of the signing of the financial statements, the Company is in the process of signing a lease with the Israel Lands Administration for an additional 6.2 acres of land adjacent to the leased properties, which expires in 2056. In 2007, the Company leased another 1.1 acres from the local township for a period of ten years which it intends to use for expanding its operations. As of December 31, 2006 the Company paid the local municipality the amount of approximately $155 in respect of purchase taxes related to the above lease. This amount was recorded as a part of long-term lease and is not amortized.

	December 31,
	2005	2006
Prepaid long-term operating lease	$3,828	$*)4,704
Less – accumulated amortization	1,964	2,389
	$1,864	$2,315

*)     Including payment on account of land development.

NOTE 13:    Shareholders’ Equity

a.

The trading of ordinary shares of the Company on the Tel Aviv Stock Exchange commenced in 1992.

The ordinary shares confer upon their holders the right to receive notice, to participate and to vote in general meetings of the Company, and the right to receive dividends, if declared.

b. On September 18, 1997, the Company issued NIS 40,600,000 aggregate principal amount of convertible debentures for an aggregate consideration of NIS 38,623 thousand (approximately $11,000 as of September 18, 1997) at a price per NIS of such convertible debenture of NIS 0.94 (approximately $0.27 as of September 18, 1997). The convertible debentures bore interest at an annual rate of 3.65% and were convertible into the Company’s ordinary shares at any time prior to September 5, 2004 at a conversion price of NIS 33.00 per ordinary share (approximately $9.40 as of September 18, 1997). These debentures were subject to repayment in four equal installments beginning September 5, 2001 through September 5, 2004. No beneficial conversion feature existed as of the date of the issuance in accordance with EITF Topic D-60. In August 2004, the Company repurchased NIS 3,767,482 aggregate principal amount of convertible debentures for approximately $1,028. The convertible debentures purchased by the Company were converted into 114,166

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 13:    Shareholders’ Equity  (Cont.)

ordinary shares. As a result of such repurchase, the Company incurred a loss of $9. In addition, holders of NIS 770,225 aggregate principal amount of convertible debentures converted their debentures into 23,340 ordinary shares at a conversion price of NIS 33.00 for approximately $199 and the remaining NIS 5,612,293 aggregate principal amount of convertible debentures outstanding (or $1,469) was repaid.

c.

Private placement of shares and warrants (Series 3 Warrants):

On April 4, 2005, the Company issued in a private placement ordinary shares and Series 3 Warrants. Pursuant to the offering the Company issued 96.2 units of ordinary shares and warrants to institutional investors. The composition of the unit and its price are as follows:

7,000 ordinary shares, NIS 1 par value per share	$13.3
5,000 warrants (Series 3)	without consideration
Total price per unit in U.S. dollars	$93

Each warrant is exercisable for one ordinary share, NIS 1 par value per share, at an exercise price of NIS 66 ($15.00), at any time within four years from the issuance date. The exercise price of the warrant is linked to the Israeli CPI as of February 2005 and is subject to additional adjustments.

The Company issued a total of approximately 673,400 ordinary shares and 481,000 Series 3 Warrants. The net issuance proceeds of the private placement amounted to $8,573.

The warrants in the abovementioned transaction are considered dual indexed because they are indexed to both Company’s own stock (as that term is defined in Emerging Issues Task Force Issue No. 01-6, ‘‘The Meaning of Indexed to a Company’s Own Stock’’) and to changes in the Israeli CPI. As such and since the warrants satisfy the definition of ‘‘derivative instruments’’ in their entirety, they are accounted for as derivatives.

Pursuant to the accounting practice for financing transactions that include equity instruments and other freestanding financial instruments that are recorded at their fair value at each reporting period with changes in fair value recorded in earnings, the freestanding Series 3 Warrants were recorded at their initial fair value and the residual consideration received for the issuance of the equity and warrants was recorded as equity.

The initial value of the warrants was measured at April 4, 2005, using a Black-Scholes pricing model, assuming a risk-free interest of 2.8%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 4 years.

The fair value of these warrants was remeasured as of December 31, 2005, using a Black-Scholes pricing model, assuming a risk-free interest rate of 2.6%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 3.25 years.

The fair value of these warrants was remeasured as of December 31, 2006, using a Black-Scholes pricing model, assuming a risk-free interest rate of 3.7%, a volatility factor of 30%, a dividend yield of 6% and a contractual life of 2.25 years.

The fair value of these warrants was remeasured as of May 27, 2007 (the modification date), using a Black-Scholes pricing model, assuming a risk-free interest rate of 4.47%, contractual life of 1.83 years.

For changes in the fair value of the liability in respect of such warrant see Note 11.

During 2006, Series 3 Warrants to purchase 137,000 ordinary shares were exercised for a total consideration of $2,140.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 13:    Shareholders’ Equity  (Cont.)

On May 27 2007, the Company amended the terms of the Series 3 Warrants to cease the linkage to the CPI, accordingly, the fair value of the warrants as of that date in the amount of $3,678 will be reclassified from a long-term liability to additional paid-in capital and no future remeasurement will be required.

d.

In January 2006, the Company announced that its Board of Directors authorized the repurchase of up to NIS 6 million ($1,300) of its outstanding ordinary shares in the open market, from time to time, at prevailing market prices. The duration of the share repurchase program was not announced.

During 2006, the Company repurchased 77,571 ordinary shares pursuant to the repurchase program at a total purchase price of $1,011, or an average purchase price of $13.00 per share. During 2006 the Company reissued 100% of such ordinary shares in the open market for a total of $1,089.

In March 2007, Series 4 Warrants to purchase 15,000 ordinary shares were exercised.

e.

Private placement of the Company’s ordinary shares to affiliates of Migdal Insurance Company Ltd.:

On March 27, 2006, the Company issued 545,455 ordinary shares to affiliates of Migdal Insurance Company Ltd. for a total purchase price $6,360 (or NIS 55 ($11.74) per share).

f.

Private placement of the Company’s ordinary shares to FIMSCO Limited Partnership (‘‘FIMSCO’’):

1.

On April 10, 2006, the Company issued 2,935,000 ordinary shares to FIMSCO (‘‘FIMSCO’’) for a total net purchase price of $33,072.

2.

Management agreement:

In connection with the private placement to FIMSCO, the Company entered into a management agreement with FIMI Opportunity, a corporation that is one of the owners of FIMSCO. Under the management agreement, FIMI Opportunity is required to provide the Company with various management and consulting services, to be mutually determined by the Company and FIMI Opportunity from time to time. The Company is required to pay to FIMI Opportunity an annual fee in the amount of $120 plus a value added tax, payable quarterly. The agreement automatically terminates on April 10, 2008 and may be extended by the Company’s Board of Directors for up to three additional years. Each party is entitled to terminate the agreement upon one-year’s advance written notice. The management agreement will terminate automatically in the event that FIMI Opportunity no longer designates, through FIMSCO, at least three members to serve on the Company’s Board of Directors. Upon such expiration, FIMI Opportunity will be entitled to its pro rata portion of the annual management fee accrued as of the relevant data of termination.

g.

Stock based compensation:

On January 1, 2006 the Company granted the chief executive officer of Shintu common stock in an amount representing 5.0% of Shintu’s issued and outstanding share capital as of the date of the grant. The shares of common stock were fully vested at the date of grant. Based on an independent valuation of the fair value of the common stock of Shintu, the Company recorded stock based compensation in the amount of $43 in general and administrative expenses.

h.

Dividends:

On February 10, 2005, the Company declared a dividend in an amount NIS 2.31 ($0.53) per NIS 1 par value of ordinary shares (or a total of $3,481), which was paid on March 2, 2005.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 13:    Shareholders’ Equity  (Cont.)

On August 23, 2005, the Company declared an additional dividend distribution in an amount of NIS 2.093 ($ 0.47) per NIS 1 par value of ordinary shares ($3,305), which was paid on September 18, 2005.

On January 21, 2007, the Company declared a dividend in the amount of NIS 2.3182 ($0.55) per NIS 1.00 par value of ordinary shares (approximately $5,967), which was paid on February 25, 2007.

According to Israeli law, an annual dividend can only be declared and paid if, in the judgment of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent the Company from being able to meet the terms of its existing and contingent liabilities, as and when due. The distribution of dividends is further limited by Israeli law to the greater of either Israeli GAAP retained earnings up to the date of determination or profits generated over the two most recent years. Retained earnings according to the Israeli GAAP amounted to NIS 147,859 ($32,063) and NIS 218,460 ($51,707) as of December 31, 2005 and 2006, respectively. Dividends declared on the Company’s ordinary shares will be paid in NIS.

NOTE 14:    Net Earnings per Share

The following table sets forth the computation of the historical basic and diluted net earnings per share:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Numerator:
Numerator for basic net earnings per share – income available to ordinary shareholders	$13,266	$9,793	$17,829	$7,123	$6,985
Effect of dilutive securities:
Interest expenses on convertible debentures, net of tax	42	—	—	—	—
Net income used for the computation of diluted net earning per share	$13,308	$9,793	$17,829	$7,123	$6,985
Denominator:
Denominator for basic net earnings per share	6,380,803	6,998,066	9,739,877	8,872,098	10,792,954
Effect of dilutive securities:
Warrants issued to debt holders and shareholders	—	—	38,271	—	273,171
Convertible debentures	193,051	—	—	—	—
Denominator for diluted net earnings per share	6,573,854	6,998,066	9,778,148	8,872,098	11,066,125

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 15:    Taxes on Income

a.

Israeli corporate tax structure:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to ‘‘Approved Enterprise’’, as described above) was 36%. In June 2004 and in July 2005, the ‘‘Knesset’’ (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

b.

Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the country of their residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s Board of Directors has determined that the Company will not distribute any amount of its undistributed earnings. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2006 the Company believes that the amount of income taxes and foreign withholding taxes in respect of undistributed earnings is immaterial.

c.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of loss carryforward and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are:

	December 31,
	2005	2006
Net operating and capital loss carryforward	$1,324	$698
Allowances for doubtful accounts and accruals for employee benefits	284	472
Available-for-sale marketable securities	(13)	(371)
Property and equipment	(1,083)	(1,689)
Inventory	208	634
Net deferred tax assets (liability)	720	(256)
Valuation allowance	(611)	(180)
	$109	$(436)
Domestic:
Current deferred tax asset, net	$903	$987
Non-current deferred tax liability, net	(943)	(1,427)
	(40)	(440)
Foreign:
Current deferred tax asset, net,	149	—
Non-current deferred tax asset	—	4
	149	4
	$109	$(436)

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 15:    Taxes on Income  (Cont.)

d.

The Company’s total income before provision for income taxes is as follows:

	Year ended December 31,
	2004	2005	2006
Domestic (Israel)	$20,719	$13,021	$26,157
Foreign	(79)	501	835
	$20,640	$13,522	$26,992

e.

The tax expenses are as follows:

	Year ended December 31,
	2004	2005	2006
Current taxes	$7,277	$4,396	$8,634
Deferred taxes	52	(744)	515
Prior years	42	—	—
Total	$7,371	$3,652	$9,149

f.

A reconciliation between the statutory tax rate income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company, and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2004	2005	2006
Income before income taxes	$20,640	$13,522	$26,992
Statutory tax rate	35%	34%	31%
Statutory tax expense computed at the Israeli statutory rate	$7,224	$4,597	$8,368
Non-deductible expenses	108	10	981
Change in valuation allowance	282	(551)	(431)
Tax due to prior years	42	—	—
Effect of subsidiaries’ different tax rates	—	20	(34)
Deferred tax adjustment in respect of changes in tax rates	—	(170)	—
Tax adjustment in respect of inflation in Israel	(280)	(100)	51
Others	(5)	(154)	214
Actual income taxes	$7,371	$3,652	$9,149

The effective tax rate for the six months ended June 30, 2007 was 42.5%, as compared to 33.9% for the year ended December 31, 2006. The higher effective tax rate for the six months ended June 30, 2007 was the result of higher non-deductible expenses, which were principally attributable to the adjustment of liability in respect of warrants issued.

g.

Final tax assessments:

The Company and its Israeli subsidiaries, including El-zon Ltd. and Ilrali Sheet Processing Ltd., have received final tax assessments for their respective dates of organization through 2002. The foreign subsidiaries have not yet received their final tax assessments.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 16:    Financial Expenses, Net

	Year ended December 31,
	2004	2005	2006
Financial and other expenses:
Short-term interest	$156	$131	$614
Long-term loan interest expenses	2,367	3,077	6,000
Debenture interest expenses	2,127	4,289	2,547
Foreign currency	—	268	1,061
Others	59	99	245
	4,709	7,864	10,467
Financial and other income:
Interest on deposit income	356	779	348
Available-for-sale marketable securities	1,286	422	2,020
Foreign currency	305	—	—
	1,947	1,201	2,368
	$2,762	$6,663	$8,099

NOTE 17:    Segments, Customers and Geographic Information

The Company follows SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. The Company manages its business on the basis of one reportable segment. The Company performed an analysis on the business of its operating segments. Based on this analysis, the Company aggregates its operating segments in one reportable segment due to the similar economic characteristics of its operating segments, including the nature of the products sold, the production process used, the type of customer for the products and services, the similar marketing methods used to distribute the products or provide the services and the similar long-term average gross margin. The following attributes revenues from external customers on the basis of the location of product sales.

	December 31,
	2004		2005		2006
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived Assets
Israel	$111,822	$22,758	$128,960	$34,598	$178,022	$39,280
United States	—	—	2,019	4	44,444	2,576
Europe and other locations outside of Israel and the United States	—	—	3,574	529	11,339	4,003
	$111,822	$22,758	$134,553	$35,131	$233,805	$45,859

For the years ended December 31, 2004, 2005 and 2006, one customer and its subcontractors accounted for approximately 6.9%, 10.8% and 12.5%, respectively, of the Company’s sales.

NOTE 18:    Other Expenses

a.

As of December 31, 2004, the Company wrote off an investment in a private start-up company engaged in research and development, marketing and selling software in the amount of $654.This amount was recorded in other expenses (income), net in the consolidated statements of income.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 18:    Other Expenses  (Cont.)

b.

As of December 31, 2004, the Company wrote off long-term loans, secured by a second lien, that it granted to a third party (a private company) in the amount of $256.This amount was recorded in other expenses (income), net in the consolidated statements of income.

NOTE 19:    Related Party Balances and Transactions

As a result of the Company’s private placement of its ordinary shares to FIMSCO in April 2006 (see Note 13f), FIMI Opportunity, one of the controlling shareholders of FIMSCO, became the beneficial owner of approximately 27.2% of the Company’s outstanding share capital as of December 31, 2006. In April 2006, the Company and FIMI Opportunity entered into a management agreement pursuant to which FIMI Opportunity provides the Company with various management and consulting services (See Note 13f).

a.

Balances with related parties:

	As of December 31,
	2005	2006
Accrued expenses and other accounts payable	$—	$—

b.

Transactions with related parties:

	Year ended December 31,
	2004	2005	2006
General and administrative expenses (1)	$—	$—	$90

(1)

Includes management and consulting services provided to the Company by FIMI Opportunity (see Note 13 f.2).

NOTE 20:    Subsequent Events (unaudited)

a.

In May 2007, the Company amended the terms of the Series 3 and Series 4 Warrants to cease the linkage to the CPI, accordingly, the fair value of the warrants will be reclassified from a long-term liability to additional paid-in capital and therefore, no future remeasurement will be required see also Note 10 (5) and Note 13(c).

b.

During May 2007, the Company began installing its fifth automatic warehouse in Israel and expanding an existing automatic warehouse in Israel.

c.

On May 28, 2007, Gilinox, one of the Company’s wholly owned subsidiaries, entered into a € 2,000 (or $ 2,700) revolving credit facility with Bank Leumi Romania, S.A. for a term of one year that bears interest at the rate of three-month Eurobor plus 2.3%. Pursuant to this agreement, the Company (1) agreed to continue to own a majority of the stock and retain voting control over Gilinox, (2) committed not withdraw any retained earnings from Gilinox over the next three years and (3) agreed to subordinate at least $1,300 of existing shareholder loans to Gilinox, or alternatively, to convert the loans into shareholders’ equity, so long as the credit facility is outstanding.

d.

On July 18, 2007, the Company issued 95,000 ordinary shares as a result of the exercise of outstanding warrants.

e.

On August 1, 2007, the Company’s Board of Directors approved the repurchase of up to NIS 30 million ($7,400) of its outstanding ordinary shares in the open market, from time to time, at prevailing market prices.

f.

On August 5, 2007, the shareholders approved an increase in the Company’s authorized share capital by 16,500,000 ordinary shares of par value NIS 1.00 ($0.24) per share. Thus the authorized share capital of the Company following the increase is 30,000,000 ordinary shares of par value NIS 1.00 ($0.24) per share.

Scope Metals Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 20:    Subsequent Events (unaudited)  (Cont.)

g.

On August 7, 2007, Primapol and Primaspot Poland entered into an agreement with Mizrahi Tefahot Bank Limited in London, also referred to as UMTB, establishing a credit facility in the amount of €3,500 ($4,825), consisting of a €2,500 ($3,447) overdraft facility and a €1,000 ($1,378) letter of credit facility. The credit facility is guaranteed by the Company and by Primapol and accrues interest at a rate of LIBOR plus 2.00%, payable on a monthly basis. Pursuant to this agreement, among other terms, (i) Primapol’s shareholder’s equity, plus long term loans from the Company, is required at all times to remain above €3,000, (ii) no other bank will be granted a security interest greater than UMTB and (iii) Primaspot Poland will remain a subsidiary of Primapol for the duration of the agreement. In addition, the Company agreed not to sell any of its interest in Primapol or Primaspot Poland or their property or assets, without the prior written consent of UMTB. As of the date of this prospectus, $3,656 was outstanding under this credit facility.

h.

On August 5, 2007, the shareholders voted to change the name of the Company from Scope Metals Trading & Technical Services Limited to Scope Metals Group Ltd.

i.

On August 19, 2007, the Company was served with a complaint from Israel Electric Corp. (the ‘‘plaintiff’’). The plaintiff is seeking for reimbursement for NIS 2,536 thousand ($598) for metal tubes in connection with a tender held in 2003. Based on the opinion of the Company’s legal advisers, the financial impact of the lawsuit, if any, is not expected to have a material effect on the Company’s financial statements, financial condition or business. The Company has provisioned an appropriate amount for this lawsuit.

j.

In August 2007, the Company established a new subsidiary in Germany, Primaspot, Deutschland GmbH, which the Company refers to as Primaspot Germany.

k.

On August 5, 2007, the Company amended the terms of the Series 3 debentures such that in the event of the Company’s initial public offering, it will not be an event of default if the Chief Executive Officer’s holdings fall below 30%, provided such holdings remain above 20%.

l.

In September 2007, the Company signed a lease agreement for a new facility located in Philadelphia, Pennsylvania. This facility has an area of approximately 81,000 square feet and the lease payments are $400 per year. The lease expires in September 2007. The Company intends to vacate its existing facility in Philadelphia, Pennsylvania.

m.

Subsequent to June 30, 2007, the Company entered into loan agreements with several banks in Israel which, as of October 16, 2007, totaled an additional $20,786 million. These loans bear interest at the prime rate plus 0.2% – 0.3% and will be repaid over the next 4–5 years. During this period, the Company repaid $13,173 of its existing loans. In addition, the Company from time to time enters into on-call loans. These loans bear interest at the prime rate minus 0.1% – 0.2%. As of the date of this prospectus, the balance amounts to $6,272.

n.

On October 10, 2007, the Company amended the terms of $4,570 debentures such that it will not be an event of default if the Chief Executives Officer’s holdings fall below 30%, provided such holdings remain above 20%.

o.

On September 27, 2007, Gilinox entered into at €6,000 (or $ 8,471) credit facility with Bank Leumi Romania, S.A., or Bank Leumi Romania, for a term of ten years that bears interest at the rate of six-month Euribor plus 2.6%, payable semi-annually. Pursuant to this agreement, Gilinox (1) provided Bank Leumi Romania with a first priority mortgage over its land and storage facility in Romania, (2) provided Bank Leumi Romania with a security interest in certain of its equipment and (3) assigned to Bank Leumi Romania its rights under an insurance policy covering the facility and equipment that are the subject of the mortgage and security interest. Additionally, pursuant to the agreement, the Company agreed that it (1) will not change the shareholdings in Gilinox, (2) will not withdraw dividends from Gilinox for a period of three years without the prior consent of Bank Leumi Romania and (3) agreed to subordinate at least €1,000 (or $1,412) of its existing shareholder’s loans to Gilinox, or alternatively to convert such loans to share capital. The funds from this credit facility may be withdrawn to repay up to 80% of a loan from the Company to Gilinox. As of the date of the prospectus, $8,621 million was outstanding under this credit facility.

SCOPE

anything, anytime.

USA PA
Hadco
Metal Trading
USA NY
Hadco
Metal Trading
USA NJ
Materials Technology
Solutions
CZECH REPUBLIC
Primapol
Metal Spot
POLAND
Primaspot
Polska
ROMANIA
Gilinox
SCOPE
ISRAEL
Scope
Metals Group
CHINA
Dalian
Best Metals

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Expenses of Issuance and Distribution

We estimate that the total expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

SEC registration fee	$3,531
Printing and engraving expenses	$150,000
Legal fees and expenses	$515,000
Accounting fees and expenses	$325,000
NASD fees	$12,000
Nasdaq listing fees	$100,000
Transfer agent fees	$3,500
Miscellaneous	$500,000
Total	$1,609,031

Item 6.    Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

an act or omission committed with intent to derive illegal personal benefit; or

a fine levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our Board of Directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy.

We have entered into agreements with each of our directors and certain of our executive officers undertaking to indemnify them, including with respect to liabilities resulting from this offering. This indemnification is limited both in terms of amount and coverage. In the opinion of the US Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

During the three years ended December 31, 2006, we issued securities without registration under the Securities Act of 1933 as described below. The proceeds from these issuances were used to finance our working capital requirements. We believe that the securities issued in the transactions described below were exempt from registration under the Securities Act in reliance upon Section 4(2) or Regulation S of the Securities Act.

On April 10, 2006, we issued 2,935,000 ordinary shares to FIMSCO for a total purchase price of $33.3 million. On March 27, 2006, we issued to Migdal Insurance Company Ltd. and its related companies, 545,455 ordinary shares, for NIS 6.4 million. On April 12, 2005, we issued to institutional investors 96.2 units, consisting of ordinary shares and warrants for net proceeds in an aggregate amount equal to $8.6 million. Each unit consisted of 7,000 ordinary shares and 5,000 warrants with a purchase price of $13.30 per share allocated only to the ordinary shares. In the aggregate, we issued 673,400 shares and 481,000 warrants. Each warrant can be exercised to purchase one ordinary share at an exercise price equal to NIS 65.52, as adjusted, commencing on the issuance date through April 12, 2009.

On March 15, 2007, we issued bonds in an aggregate principal amount equal to $35.6 million. These bonds bear interest at a rate per annum equal to 5.1%, payable annually, subject to adjustment based on Israeli CPI. These bonds are repayable in five equal annual installments commencing on March 5, 2011. On September 28, 2005, we issued bonds in an aggregate principal amount equal to $10.9 million and 600,000 warrants for the purchase of our ordinary shares. The bonds bear interest at a rate per annum equal to 3.95%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in four equal annual installments commencing on September 28, 2008. Each warrant can be exercised to purchase one ordinary share at an exercise price equal to NIS 64.45, as adjusted, commencing on the issuance date through September 30, 2011. On January 13, 2005, we issued bonds in an aggregate principal amount equal to $13.8 million. The bonds bear interest at a rate per annum equal to 5.95%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in six equal annual installments commencing on January 13, 2007. On February 4, 2005, we issued bonds in an aggregate principal amount equal to $4.6 million. The bonds bear interest at a rate per annum equal to 5.9%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in six equal annual installments commencing on February 4, 2007. On February 14, 2004, we issued bonds in an aggregate principal amount equal to $11.2 million. The bonds bear interest at a rate per annum equal to 6.1%, payable annually, subject to adjustment based on the Israeli CPI. These bonds are repayable in three equal annual installments commencing on February 26, 2009.

Item 8.    Exhibits and Financial Statement Schedules

(a)    Exhibits

The following is a list of exhibits filed as a part of this registration statement:

1.1	Form of Underwriting Agreement.**
3.1	Memorandum of Association of the Registrant.*
3.2	Articles of Association of the Registrant.*
3.3	Amendment to the Articles of Association of the Registrant dated April 30, 2004.*
3.4	Amendment to the Articles of Association of the Registrant dated July 22, 2005.*
4.1	Specimen ordinary share certificate.**
4.2	Shareholders Agreement among FIMSCO Limited Partnership, Cotserv Commercial and Technical Services Ltd. and Shmuel Shiloh dated March 14, 2006.*
4.3	Amendment to Shareholders Agreement among FIMSCO Limited Partnership, Cotserv Commercial and Technical Services Ltd. and Shmuel Shiloh dated June 4, 2007.*
5.1	Opinion of Yoram L. Cohen, Ashlagi, Fisher, Eshel-Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).**
10.1	Understanding between Israel Aircraft Industries Ltd. and the Registrant dated September 13, 2005.*†
10.2	Supply Agreement for Material between Israel Aircraft Industries Ltd. and the Registrant dated July 7, 2004.*†
10.3	Exclusivity Distribution Agreement between a supplier and the Registrant dated October 16, 2006.*†
10.4	Management Agreement between the Registrant and FIMI Opportunity (2005) Ltd. dated April 11, 2006.*
10.5	Lease Agreement between Edit Industrial Buildings Ltd. and the Registrant dated October 6, 1997.*
10.6	Lease Contract between the Israel Lands Administration, the Development Authority and Keren Kayemeth Le-Israel — Jewish National Fund and Edit Industrial Buildings Ltd. dated April 30, 2000.*
10.7	Lease Contract between the Israel Lands Administration, the Development Authority and Keren Kayemeth Le-Israel — Jewish National Fund and Edit Industrial Buildings Ltd. dated December 5, 2001.*
10.8	Lease Agreement between Wiley Properties, Inc. and Hadco Metal Trading Co., LLC dated March 15, 2007.*
10.9	Lease between Jesse L. Weiner and Hadco Metal Trading Co., LLC dated February 9, 2006.*
10.10	Lease between Hadco Aluminum & Metal Corp. PA and Hadco Metal Trading Co., LLC dated February 9, 2006.*
10.11	Lease between FBN Corporation and Hadco Metal Trading Co., LLC dated February 9, 2006.*

10.12	Business Lease between David E. Schleicher and Material Technology Solutions, LLC, and Boaz Leshem dated June 28, 2006.*
10.13	Individual Employment Agreement between the Registrant and Shmuel Shiloh dated January 1, 1992.*
10.14	Individual Employment Agreement between the Registrant and Uri Lado dated January 1, 1992.*
10.15	Extension of Individual Employment Agreement between the Registrant and Uri Lado dated December 31, 1996.*
10.16	Amended and Restated Employment Agreement between Shintu Inc. and Boaz Leshem effective as of September 1, 2004.*
10.17	Amendment dated as of June 6, 2007 to Amended and Restated Employment Agreement between Shintu Inc. and Boaz Leshem.*
10.18	Lease between Jesse L. Weiner and Hadco Metal Trading Co., LLC dated May 7, 2007.*
10.19	Lease between FBN Corporation and Hadco Metal Trading Co., LLC dated May 7, 2007.*
10.20	Registration Rights Agreement dated as of July 27, 2007 by and between the Registrant and FIMSCO Limited Partnership.*
10.21	Form of Deed of Indemnity and Exemption between the Registrant and its executive officers and directors.*
10.22	Lease between Charter Road Realty, LLC and Hadco Metal Trading Co., LLC dated September 13, 2007.*
21.1	List of subsidiaries of the Registrant.*
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.**
23.2	Consent of Yoram L. Cohen, Ashlagi, Fisher, Eshel-Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1).**
23.3	Consent of Trigger Foresight.*
24.1	Powers of Attorney.*

*

Previously filed.

**

Filed herewith.

†

Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(b)    Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)

To provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on this 18th day of October, 2007.

Scope MetalS GROUP LTD.
By:	/s/ Shmuel Shiloh
Shmuel Shiloh Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Shmuel Shiloh	Chairman of the Board and Chief Executive Officer	October 18, 2007

Shmuel Shiloh

/s/ Gil Haver	Chief Financial Officer (Principal Accounting Officer)	October 18, 2007

Gil Haver

/s/ Eyal Shavit	Director and Business Manager	October 18, 2007

Uri Lado

/s/ Eyal Shavit	Director	October 18, 2007

Yehuda Keren

/s/ Eyal Shavit	Director	October 18, 2007

Matiyahu Dov

/s/ Eyal Shavit	Director	October 18, 2007

Shaul Kobrinsky

/s/ Eyal Shavit	Director	October 18, 2007

Shalom Singer

/s/ Eyal Shavit	Director	October 18, 2007

Ishay Davidi

/s/ Eyal Shavit	Director	October 18, 2007

Yarom Oren

/s/ Eyal Shavit	United States Representative	October 18, 2007

Gilad Fishman

* By:	/s/ Eyal Shavit
Eyal Shavit Attorney-in-Fact

Exhibit Index

1.1	Form of Underwriting Agreement.**
3.1	Memorandum of Association of the Registrant.*
3.2	Articles of Association of the Registrant.*
3.3	Amendment to the Articles of Association of the Registrant dated April 30, 2004.*
3.4	Amendment to the Articles of Association of the Registrant dated July 22, 2005.*
4.1	Specimen ordinary share certificate.**
4.2	Shareholders Agreement among FIMSCO Limited Partnership, Cotserv Commercial and Technical Services Ltd. and Shmuel Shiloh dated March 14, 2006.*
4.3	Amendment to Shareholders Agreement among FIMSCO Limited Partnership, Cotserv Commercial and Technical Services Ltd. and Shmuel Shiloh dated June 4, 2007.*
5.1	Opinion of Yoram L. Cohen, Ashlagi, Fisher, Eshel-Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).**
10.1	Understanding between Israel Aircraft Industries Ltd. and the Registrant dated September 13, 2005.*†
10.2	Supply Agreement for Material between Israel Aircraft Industries Ltd. and the Registrant dated July 7, 2004.*†
10.3	Exclusivity Distribution Agreement between a supplier and the Registrant dated October 16, 2006.*†
10.4	Management Agreement between the Registrant and FIMI Opportunity (2005) Ltd. dated April 11, 2006.*
10.5	Lease Agreement between Edit Industrial Buildings Ltd. and the Registrant dated October 6, 1997.*
10.6	Lease Contract between the Israel Lands Administration, the Development Authority and Keren Kayemeth Le-Israel — Jewish National Fund and Edit Industrial Buildings Ltd. dated April 30, 2000.*
10.7	Lease Contract between the Israel Lands Administration, the Development Authority and Keren Kayemeth Le-Israel — Jewish National Fund and Edit Industrial Buildings Ltd. dated December 5, 2001.*
10.8	Lease Agreement between Wiley Properties, Inc. and Hadco Metal Trading Co., LLC dated March 15, 2007.*
10.9	Lease between Jesse L. Weiner and Hadco Metal Trading Co., LLC dated February 9, 2006.*
10.10	Lease between Hadco Aluminum & Metal Corp. PA and Hadco Metal Trading Co., LLC dated February 9, 2006.*
10.11	Lease between FBN Corporation and Hadco Metal Trading Co., LLC dated February 9, 2006.*
10.12	Business Lease between David E. Schleicher and Material Technology Solutions, LLC, and Boaz Leshem dated June 28, 2006.*
10.13	Individual Employment Agreement between the Registrant and Shmuel Shiloh dated January 1, 1992.*

Exhibit Index

10.14	Individual Employment Agreement between the Registrant and Uri Lado dated January 1, 1992.*
10.15	Extension of Individual Employment Agreement between the Registrant and Uri Lado dated December 31, 1996.*
10.16	Amended and Restated Employment Agreement between Shintu Inc. and Boaz Leshem effective as of September 1, 2004.*
10.17	Amendment dated as of June 6, 2007 to Amended and Restated Employment Agreement between Shintu Inc. and Boaz Leshem.*
10.18	Lease between Jesse L. Weiner and Hadco Metal Trading Co., LLC dated May 7, 2007.*
10.19	Lease between FBN Corporation and Hadco Metal Trading Co., LLC dated May 7, 2007.*
10.20	Registration Rights Agreement dated as of July 27, 2007 by and between the Registrant and FIMSCO Limited Partnership.*
10.21	Form of Deed of Indemnity and Exemption between the Registrant and its executive officers and directors.*
10.22	Lease between Charter Road Realty, LLC and Hadco Metal Trading Co., LLC dated September 13, 2007.*
21.1	List of subsidiaries of the Registrant.*
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.**
23.2	Consent of Yoram L. Cohen, Ashlagi, Fisher, Eshel-Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1).**
23.3	Consent of Trigger Foresight.*
24.1	Powers of Attorney.*

*

Previously filed.

**

Filed herewith.

†

Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.